DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

06025713

RECD S.E.C.
FEB 2 2 2006
1083

February 14, 2006

No Act

Alan Singer
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/14/2006

Re: Church & Dwight Co., Inc.

Dear Mr. Singer:

This is in regard to your letter dated February 13, 2006 concerning the shareholder proposal submitted by Real Assets Investment Management Inc. for inclusion in Church & Dwight's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Church & Dwight therefore withdraws its January 9, 2006 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

PROCESSED
MAR 0 1 2006
THOMSON
FINANCIAL

BEST AVAILABLE COPY

Mark F. Vilardo
Special Counsel

cc: Dermot Foley
VP, Strategic Analysis
Real Assets Investment Management Inc.
Suite 801
1166 Alberni Street
Vancouver, BC V6E 3Z3
Canada

BEST AVAILABLE COPY

313927

BEST AVAILABLE COPY

Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
Tel: 215.963.5000
Fax: 215.963.5001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

Alan Singer
Partner
215.963.5224
asinger@morganlewis.com

January 9, 2006

VIA FEDEX

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Church & Dwight Co., Inc. – Omission of Stockholder Proposal of Real Assets Investment Management Inc.

Ladies and Gentlemen:

Church & Dwight Co., Inc. (the "Company") has received a stockholder proposal (the "Proposal") from Real Assets Investment Management Inc. (the "Proponent") for inclusion in the Company's proxy statement for its 2006 annual meeting of stockholders (the "2006 Proxy Materials").

By copy of this letter, the Company notifies the Proponent of its intention to omit the Proposal from the 2006 Proxy Materials. This letter constitutes the Company's statement of the reasons it deems omission to be proper.

On behalf of the Company, and in accordance with Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are writing to request that the staff (the "Staff") of the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") not recommend any enforcement action if the Company omits the Proposal from the 2006 Proxy Materials. The Company has advised us as to the factual matters set forth below.

In accordance with Rule 14a-8(j) under the Exchange Act, enclosed are six copies of each of:

1. this letter;

2. the Proposal;

3. a letter sent by the Company to the Proponent on December 6, 2005 (the "Company Letter") notifying the Proponent of the specific eligibility requirements that the Proponent's submission failed to satisfy and how the Proponent could remedy those deficiencies; and

4. the Proponent's response to the Company Letter received by the Company on December 14, 2005.

For your convenience, we have enclosed copies of the releases of the Division and the no-action letters of the Staff referred to herein.

As discussed in greater detail below, the Company intends to omit the Proposal from the 2006 Proxy Materials for the following reasons:

1. The Proposal deals with a matter that relates to the Company's ordinary business operations and, therefore, the Proposal may be omitted pursuant to Rule 14a-8(i)(7) under the Exchange Act; and

2. The Proposal is misleading in violation of Rule 14a-9 under the Exchange Act.

The Proposal states:

"Whereas Church & Dwight distributes condoms under TROJAN and other trademarks and these products are regulated by the U.S. Food and Drug Administration (FDA).

Whereas certain of the Company's condoms contain the spermicide: Nonoxynol-9.

Whereas in 2002 (sic), the World Health Organization (WHO) issued a report concluding that Nonoxynol-9 has been shown to increase the risk of HIV infection when used frequently by women at high risk of infection.

Whereas on 14 November 2005, the FDA issued draft guidance Document on Labelling (sic) for Male Condoms Made of Natural Rubber Latex, including recommendations that labelling (sic) should inform users of HIV/AIDS risks associated with the use of Nonoxynol-9.

Whereas Church & Dwight states in the 2005 Form 10 K: If the FDA or state governments take action that prohibit or restrict the use of Nonoxynol-9 in condoms (such as new labelling (sic) requirements), the Company could incur further costs from obsolete products, packaging or raw materials, and sales of condoms could decline, which, in turn, could decrease the Company's operating income.

Be it resolved that by June 31, 2006, the Board of Directors issue a report to shareholders, at reasonable cost and omitting proprietary information, evaluating the feasibility of eliminating the use of Nonoxynol-9 in condoms marketed, distributed and sold by Church & Dwight."

1. The Proposal Deals with a Matter Relating to the Company's Ordinary Business Operations.

A company may exclude a stockholder proposal from its proxy materials pursuant to Rule 14a-8(i)(7) under the Exchange Act if it "deals with a matter relating to the company's ordinary business operations."

The general underlying policy of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." See Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 34-40018 (May 21, 1998). The two central considerations on which this the policy rests are that (1) "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and (2) certain matters are of such a complex nature that shareholders, as a group, are not in a position to make an informed judgment regarding such matters. Id.

The Staff has indicated that where, as is the case here, a proposal would require a report on a particular aspect of a registrant's business, the Staff will consider whether the subject matter of the report relates to the conduct of ordinary business operations. When it does, the proposal will be excludable even though it requires only the preparation of a report and not the taking of any action with respect to such business operations. See Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934, Relating to Proposals by Security Holders, Exchange Act Release No. 34- 20091 (August 16, 1983). See also CVS Corporation (February 1, 2000); Time Warner Inc. (February 13, 2004).

The subject matter of the report requested by the Proposal relates to the Company's conduct of ordinary business operations. The Proposal requests a report on the feasibility of eliminating the use of a component of one of the Company's products. The Company views decisions regarding the choice of components of its products to be an inextricable part of its business operations. Decisions regarding the composition of the Company's products require careful and thorough deliberations by persons with applicable experience and specialized skills (for example,

decisions regarding condoms can involve input from scientists, attorneys, quality control personnel, regulatory personnel working directly with the U.S. Food and Drug Administration ("FDA") to insure compliance with applicable regulations, and manufacturing experts who assure that the Company's products are manufactured in compliance with Good Manufacturing Practices ("GMP") mandated by the FDA). Therefore, decisions regarding the appropriate composition of the Company's products are exactly the types of decisions that are impracticable for stockholders to decide at an annual stockholders meeting.

The Company is aware that the Staff has taken the position that certain types of shareholder proposals that involve ordinary business operations may not be excluded under Rule 14a-8(i)(7) if they pertain to significant social policies. The Staff has stated that "to the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect . . . the public's health," such a proposal may not be excluded. See Staff Legal Bulletin No. 14C (CF) (June 28, 2005). However, simply because a proposal deals with a matter that touches on a public health issue does not mean that it may not be excluded. See McDonald's Corp. (March 24, 1992); Seaboard Corporation (March 3, 2003).

It is important to understand that Nonoxynol-9 does not "cause" AIDS/HIV. Although the World Health Organization (the "WHO") has acknowledged that Nonoxynol-9 may appropriately be used by large segments of the female population, it has noted potential adverse implications for the limited portion of the population who use Nonoxynol-9 multiple times daily or are otherwise at high risk of HIV infection. The WHO concluded, in the report to which the Proponent refers, that Nonoxynol-9 remains a contraceptive option for women at low risk of HIV infection. See WHO/CONRAD Technical Consultation on Nonoxynol-9 – Summary Report (Geneva, October 9-10, 2001) (the "WHO Report"). Moreover, the WHO study, insofar as it related to the safety of Nonoxynol-9, did not involve the use of condoms lubricated with Nonoxynol-9, and the use of condoms has been shown to reduce the risk of HIV infection. As stated in the WHO Report, "[c]ondoms should always be used to prevent infection." Although the WHO Report recommends that condoms lubricated with Nonoxynol-9 no longer be promoted "because there is no evidence that condoms lubricated with Nonoxynol-9 are any more effective in preventing pregnancy or infection than condoms lubricated with silicone," the Company maintains that condoms lubricated with Nonoxynol-9 remain an important family planning option for couples whose primary concern is pregnancy prevention. Moreover, the FDA, which regulates the safety, manufacturing, labeling and distribution of condoms, has not banned the use of Nonoxynol-9 or condoms lubricated with Nonoxynol-9, but rather has determined that revised labeling is an effective way to enable condom users to "determine whether a latex condom containing [Nonoxynol-9] is appropriate for their needs." See Draft Guidance for Industry and FDA Staff: Class II Special Controls Guidance Document: Labeling for Male Condoms Made of Natural Rubber Latex (November 14, 2005).

Even before the release of the FDA's draft guidance, the Company voluntarily provided labeling designed to inform certain segments of the population of the unsuitability of Nonoxynol-9 under

certain circumstances. However, this does not mean that Nonoxynol-9 raises a public health issue. The considerations regarding the production and labeling of Nonoxynol-9 are no different than the ordinary course considerations relating to a large variety of pharmaceutical products that may have adverse effects on certain users or when used in a particular manner. In cases where the risks relating to the use of a particular substance are too great, the FDA would be expected to ban the use of such substance. Here, however, as in many other situations, the FDA has concluded that labeling is the appropriate procedure to address potential risks under specific circumstances with respect to Nonoxynol-9. The use of labeling to assist persons in deciding whether to use a particular pharmaceutical product is very common. In this situation, the Company believes that following an FDA determination that labeling is an appropriate response, it is up to management of a company to determine the appropriateness of using the subject component in its product.

Because HIV is, understandably, a principal public health concern, a focus on limiting the spread of HIV certainly rises to a public health issue in many contexts. However, it is inappropriate to displace management discretion with respect to every possible nexus that a product may have to HIV, no matter how remote or avoidable the adverse consequences may be. In this instance, the adverse effects of Nonoxynol-9 pertain to only a limited segment of the population who have readily available alternative products, including products manufactured by the Company. The Company does not limit its condom production to Nonoxynol-9 treated products; to the contrary, a broad range of its products are not treated with Nonoxynol-9.

In the WHO Report, the WHO has articulated the risk of Nonoxynol-9 as pertaining only to the use of Nonoxynol-9 (a) by women who have multiple daily acts of intercourse, (b) by women who have a high risk of HIV infection and (c) rectally. Indeed, as noted below, most of the clinical evidence supporting the WHO's conclusion regarding potential adverse effects of Nonoxynol-9 was derived from studies involving sex workers. Moreover, the WHO's clinical studies, insofar as they related to the safety of Nonoxynol-9, did not involve the use of condoms lubricated with Nonoxynol-9.

The WHO continues to recognize that Nonoxynol-9 remains a contraceptive option for women at low risk of HIV infection. In this context, the use of Nonoxynol-9 by the Company does not raise a public health issue, particularly where the product provides prominent advisories discouraging use by high risk persons and where alternative products, including products provided by the Company, are available.

Under these circumstances, determinations regarding the utilization of Nonoxynol-9 are properly deemed a management prerogative in the ordinary course of the Company's business. In contrast, the Proposal attempts to preempt management's ability to determine the appropriate manner by which risks to a limited portion of the population posed by Nonoxynol-9 should be addressed by calling for a report designed to cause management to eliminate the use of Nonoxynol-9. Accordingly, the Company believes that the Proposal relates to the management of ordinary business operations and may be omitted from the 2006 Proxy Materials under Rule

14a-8(i)(7).

2. The Proposal is Misleading in Violation of Rule 14a-9 under the Exchange Act.

A company may exclude a stockholder proposal from its proxy materials pursuant to Rule 14a-8(i)(3) under the Exchange Act if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has permitted companies to omit proposals and supporting statements when such proposals and supporting statements were vague, ambiguous, false or misleading. See Alaska Air Group, Inc. (February 19, 2004), Wal-Mart Stores, Inc. (April 2, 2001) and McDonald's Corporation (March 13, 2001).

The Proposal is misleading because it selectively edits one conclusion of the WHO Report. On the World Health Organization website, a "Key Conclusions" page (http://www.who.int/reproductive-health/stis/nonoxynol9.html) summarizes the conclusions contained in the WHO Report. The first key conclusion states, "[a]lthough Nonoxynol-9 has been shown to increase the risk of HIV infection when used frequently by women at high risk of infection, it remains a contraceptive option for women at low risk." The Proponent's omission of WHO's conclusion that Nonoxynol-9 remains a contraceptive option for women at low risk makes the Proposal misleading. In addition, by failing to note that most of the clinical evidence on the risk of HIV infection with use of Nonoxynol-9 comes from studies conducted among women who were sex workers, the Proposal may mislead readers into believing that this data has significant relevance to the general population. Accordingly, the Company believes that the Proposal is misleading and may be omitted from the 2006 Proxy Materials under Rule 14a-8(i)(3).

Should the Staff have any questions or comments regarding this filing, please contact me at (215) 963-5224 or Ryan Pearson at (215) 963-5261. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it in the enclosed, pre-addressed, stamped envelope.

Thank you for your consideration of these matters.

Very truly yours,

Alan Singer

cc: Susan E. Goldy, Vice President, General Counsel and Secretary,
Church & Dwight Co., Inc.
Dermot Foley, Vice President – Strategic Analysis,
Real Assets Investment Management Inc.

VIA FAX AND OVERNIGHT MAIL

realassets

November 25, 2005
Susan E. Goldy
Vice President, General Counsel and Secretary
Church & Dwight Co. Inc.
469 North Harrison Street
Princeton, NJ 08543
USA

Dear Ms. Goldy,

I am hereby authorized to notify you of our intention to file the enclosed shareholder resolution requesting that the Board of Directors of Church & Dwight issue a report to shareholders evaluating the feasibility of eliminating the use of Nonoxynol-9 in the company's personal care products.

I hereby submit the resolution for inclusion in the proxy statement in accordance with Rule 14a8 of the general rules and regulations of the Securities and Exchange Act of 1934.

The Real Assets Social Leaders Fund is the beneficial owner of 4748 shares of Church & Dwight common stock of which have been held for more than one year prior to this date. A letter providing proof of ownership is enclosed.

Sincerely,

Dermot Foley
VP, Strategic Analysis

Encl.
Resolution and Proof of Ownership

REAL ASSETS INVESTMENT MANAGEMENT

INVESTMENTS WITH IMPACT

Suite 801 1166 Alberni Street
Vancouver British Columbia
Canada

Telephone 604 646 5850

WWW.REALASSETS.CA

Whereas Church & Dwight distributes condoms under TROJAN and other trademarks and these products are regulated by the U.S. Food and Drug Administration (FDA).

Whereas certain of the Company's condoms contain the spermicide: Nonoxynol-9.

Whereas in 2002, the World Health Organization (WHO) issued a report concluding that Nonoxynol-9 has been shown to increase the risk of HIV infection when used frequently by women at high risk of infection

Whereas on 14 November 2005, the FDA issued a draft guidance Document on Labelling for Male Condoms Made of Natural Rubber Latex, including recommendations that labelling should inform users of HIV/AIDS risks associated with the use of Nonoxynol-9.

Whereas Church & Dwight states in the 2005 Form 10 K: If the FDA or state governments take action that prohibit or restrict the use of Nonoxynol-9 in condoms (such as new labelling requirements), the Company could incur further costs from obsolete products, packaging or raw materials, and sales of condoms could decline, which, in turn, could decrease the Company's operating income.

Be it resolved that by June 31, 2006, the Board of Directors issue a report to shareholders, at reasonable cost and omitting proprietary information, evaluating the feasibility of eliminating the use of Nonoxynol-9 in condoms marketed, distributed and sold by Church & Dwight.

NATIONAL BANK TRUST

RECEIVED

Tuesday november 23rd, 2005

Dermot Foley
Vice President - Social Investment Strategy
Real Assets Investment Management Inc.
801-1166 Alberni St.
Vancouver, BC, V6B 3Z3

RE: Confirmation

Mr. Foley,

I confirm that the National Bank Trust is the custodian of the Real Assets Social Leaders Fund and that the above mentioned fund holds "4748" shares of Church&Dwight as of November 22nd and has held "6348" shares on November 22, 2004. On september 19th 2005, the fund sold 1600 shares.

Sincerely,

Richard Santerre
Mutual fund Account manager
(514) 871-7163

CHURCH & DWIGHT CO., INC.

SUSAN E. GOLDY
Vice President, General Counsel and Secretary

469 North Harrison Street
Princeton, New Jersey 08543-5297
Phone: (609) 279-7558
Fax: (609) 497-7117
E-mail: susan.goldy@churchdwight.com

December 6, 2005

<u>FedEx with Signature Required</u>

Dermot Foley
Vice President, Strategic Analysis
Real Assets Investment Management Inc.
Suite 801 - 1166 Alberni Street
Vancouver, B.C. V6E 3Z3

Re: <u>Stockholder Proposal</u>

Dear Mr. Foley:

I have your letter, dated November 25, 2005, in which you request that Church & Dwight Co., ("Ch...ch & Dwight") include in its proxy statement for its 2006 Annual Meeting of ...kholder proposal of Real Assets Social Leaders Fund ("Real Assets"). As ex, ...letail below, your letter does not contain the required information regarding Re... ssets ...ligibility to submit a proposal for inclusion in Church & Dwight's annual meeting proxy statement.

Under Rule 14a-8 of the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), to be eligible to submit a proposal for consideration, Real Assets must continuously have been the record or beneficial owner of at least $2,000 in market value, or 1%, of Church & Dwight's securities entitled to be voted on the proposal for at least one year prior to submitting the proposal. In addition, Real Assets must also continue to hold those securities through the date of the meeting. For your convenience, we have included a copy of Rule 14a-8 with this letter.

Because Real Assets is not the record holder of the Church & Dwight common stock it purports to own, Real Assets must prove its eligibility by submitting to Church & Dwight a written statement by the record holder of the securities (usually a broker or a bank) verifying that, at the time Real Assets submitted its proposal, it continuously held a number of shares of Church & Dwight common stock at least equal in market value to the required amount for at least one year ending on the date Real Assets submitted its proposal. Real Assets must also submit to Church & Dwight a written statement that it intends to continue to hold the securities through the date of the meeting.

Because your letter did not include a statement that Real Assets intends to continue to hold the requisite number of Church & Dwight shares through the date of the meeting, we hereby request that you submit a revised letter that includes such a statement. In addition, because the letter you included from National Bank Trust did not: (a) indicate that National Bank Trust is the record

holder of the Church & Dwight shares beneficially held by Real Assets or (b) state whether the shares referred to therein had been continuously held by Real Assets for at least one year as of the date you submitted Real Assets' proposal (November 28, 2005), we hereby request that you submit a revised letter from the record holder that includes such information.

You have 14 days from the receipt of this letter to respond to this request.

Please address any correspondence on this matter to my attention.

Very truly yours,

Susan E. Goldy

Susan E. Goldy

realassets

VIA FAX AND OVERNIGHT MAIL

December 14, 2005
Susan E. Goldy
Vice President, General Counsel and Secretary
Church & Dwight Co. Inc.
469 North Harrison Street
Princeton, NJ 08543-5297
USA

Dear Ms. Goldy,

In response to your letter of December 6, 2005, the following information is hereby provided:

The Real Assets Social Leaders Fund is the beneficial owner of 4748 shares of Church & Dwight common stock which we have held for more than one year prior to November 28, 2005. Real Assets intends to hold these shares through the date of the upcoming Church & Dwight annual meeting. Until November 28, 2005 National Bank Trust was the record holder of Real Assets shares as indicated in the enclosed letter. On November 28, 2005, the 4748 Church & Dwight shares were transferred on behalf of the Real Assets Social Leaders fund to CIBC Mellon, the new custodian of Real Assets beneficially owned shares.

Please do not hesitate to contact me if there are any further questions or clarifications regarding the substance or eligibility of our shareholder proposal.

Sincerely,

Dermot Foley
VP, Strategic Analysis
(604)-646-5860
e-mail: dermotfoley@realassets.ca

Encl.
Proof of Ownership

NATIONAL BANK TRUST

Dermot Foley
Vice President - Social Investment Strategy
Real Assets Investment Management Inc.
801-1166 Alberni St.
Vancouver, BC, V6E 3Z3

December 13, 2005

Dear Mr. Foley,

I confirm that, until November 28, 2005, National Bank Trust was the record holder of 4748 shares of Church & Dwight beneficially held on behalf of the Real Assets Social Leaders Fund. As per my letter of confirmation dated November 23, 2005, the Fund has held these shares continuously since at least November 22, 2004. National Bank Trust transferred custody of these shares to CIBC-Mellon on November 28, 2005.

Sincerely,

Ricard Santerre
Mutual Fund Account Manager

CIBC Mellon Global Securities Services Company

CIBC Mellon

December 13, 2005

Dermot Foley
Vice President - Social Investment Strategy
Real Assets Investment Management Inc.
801 - 1166 Alberni St.
Vancouver, BC V6E 3Z3

Dear Mr. Foley:

Re: Real Assets Social Leaders Fund - Church & Dwight Inc.

We are pleased to confirm that we held 4,748 Church & Dwight Inc. common shares on November 28th, 2005 subsequent to a transfer from National Bank Trust on that date.

ACCT NO: RIIF2000002 ACCOUNT NAME: Real Assets Social Leaders Fund
CUSIP: 171340102
CUSIP NAME: CHURCH & DWIGHT INC

REGISTRATION: DTC
LOCATION: DTC

ACTUAL: 4,748.000

Should any additional information be needed please do not hesitate to call.

Yours truly,

R. E. Wormworth
Director, Relationship Management

Tel: (604) 891-3015
Fax: (604) 688-0354
e-mail: Ted_Wormworth@CIBCMellon.com

Final Rule:
Amendments to Rules on Shareholder Proposals

SECURITIES AND EXCHANGE COMMISSION

17 CFR Part 240

Release No. 34-40018; IC-23200; File No. S7-25-97

RIN 3235-AH20

Amendments to Rules on Shareholder Proposals

AGENCY: Securities and Exchange Commission

ACTION: Final Rule

SUMMARY: The Securities and Exchange Commission ("we" or "Commission") is adopting amendments to its rules on shareholder proposals. The amendments recast rule 14a-8 into a Question & Answer format that both shareholders and companies should find easier to follow, and make other modifications to existing interpretations of the rule. We are also amending rule 14a-4 to provide clearer ground rules for companies' exercise of discretionary voting authority, and making related amendments to rule 14a-5.

EFFECTIVE DATE: The amendments are effective (30 days after publication in the Federal Register).

FOR FURTHER INFORMATION CONTACT: Frank G. Zarb, Jr., or Sanjay M. Shirodkar, Division of Corporation Finance, at (202) 942-2900, or Doretha M. VanSlyke, Division of Investment Management, at (202) 942-0721, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549.

SUPPLEMENTARY INFORMATION: The Commission is adopting amendments to rules 14a-8 [1] , 14a-4 [2] , and 14a-5 [3] under the Securities Exchange Act of 1934 (the "Exchange Act"). [4]

I. Executive Summary

With modifications, we are adopting some of the amendments to our rules on shareholder proposals that we initially proposed on September 18, 1997. [5] As explained more fully in this release, we modified our original proposals based on our consideration of the more than 2,000 comment letters we received from the public. [6]

Our proposed changes evoked considerable public controversy, as have our earlier efforts to reform these rules. Some shareholders and companies expressed overall support for our proposals. [7] Certain of our proposals, however, were viewed as especially controversial, and generated strong comments in favor, as well as heavy opposition. [8]

The amendments adopted today:

- recast rule 14a-8 into a Question & Answer format that is easier to read;
- reverse the Cracker Barrel no-action letter on employment-related proposals raising social policy issues;
- adopt other less significant amendments to rule 14a-8; and
- amend rule 14a-4 to provide shareholders and companies with clearer guidance on companies' exercise of discretionary voting authority.

These reforms, in our view, will help to improve the operation of the rules governing shareholder proposals and will address some of the concerns raised by shareholders and companies over the last several years on the operation of the proxy process.

We have decided not to adopt other elements of our original proposals, due in part to strong concerns expressed by commenters. We are not adopting our original proposals to increase the percentage of the vote a proposal needs before it can be resubmitted in future years; [9] to streamline the exclusion for matters considered irrelevant to corporate business; [10] or to modify our administration of the rule that permits companies to exclude proposals that further personal grievances or special interests. [11] We are also not adopting the proposed "override" mechanism that would have permitted 3% of the shareownership to override a company's decision to exclude proposals under certain of the bases for exclusion set forth under Question 9 of amended rule 14a-8. [12]

Some of the proposals we are not adopting share a common theme: to reduce the Commission's and its staff's role in the process and to provide shareholders and companies with a greater opportunity to decide for themselves which proposals are sufficiently important and relevant to the company's business to justify inclusion in its proxy materials. However, a number of commenters resisted the idea of significantly decreasing the role of the Commission and its staff as informal arbiters through the administration of the no-action letter process. Consistent with these views, commenters were equally unsupportive of fundamental alternatives to the existing rule and process that, in different degrees, would have decreased the Commission's overall participation.

While we have tried to provide the most fair, predictable, and efficient system possible, these rules, even as amended, will continue to require us to make difficult judgments about interpretations of proposals, the motives of those submitting them, and the policies to which they relate. We will continue to explore ways to improve the process as opportunities present themselves.

II. Plain-English Question & Answer Format

We had proposed to recast rule 14a-8 into a more plain-English Question & Answer format. [13] We are adopting that proposal, and the amended rule will be the Commission's first in question and answer format. Most commenters who addressed this proposal expressed favorable views, believing that it would make the rule easier for shareholders and companies to understand and follow. [14]

In addition to the other amendments described in this release, we have made some minor revisions to the language we had proposed to conform with the new plain English format. For example, on the proposed revisions to paragraph (1) under Question 9, which is former rule 14a-8(c)(1), [15] commenters stated, and we agree, that the reference to "the state of the company's incorporation" may appear narrower than the actual scope of the rule because some entities that may be subject to the rule, such as partnerships, are not "incorporated." [16] Accordingly, the rule as adopted refers to "the laws of the jurisdiction of the company's organization."

We are adopting minor plain-English revisions to paragraphs (2), (3), and (4) under Question 9, former rules 14a-8(c)(2), [17] (c)(3), [18] and (c)(4). Because we are not adopting the proposed substantive amendments to paragraph (5), former rule 14a-8(c)(5), we are making only minor, non-substantive modifications to the language of that rule so that it conforms to the new plain-English approach.

We are adopting the revisions to former rule 14a-8(c)(6), [19] now paragraph (6) under Question 9, as proposed. [20]

While we are making minor conforming changes to the language of paragraph (7) under Question 9, formerly rule 14a-8(c)(7), [21] we have decided not to adopt the proposed language changes to this rule, or the list of illustrative examples, other than to replace the reference to "registrant" with "company." [22] We had proposed to revise the rule's language because we thought that the legal term-of-art "ordinary business" might be confusing to some shareholders and companies. The term refers to matters that are not necessarily "ordinary" in the common meaning of the word, and is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations. Several companies and shareholders nonetheless objected to the proposed revisions, particularly the elimination of the "ordinary business" language, on the ground that most participants in the shareholder proposal process are now so familiar with the "ordinary business" language that they might misconstrue the revisions as signaling an interpretive change. [23] Indeed, since the meaning of the phrase "ordinary business" has been developed by the courts over the years through costly litigation and essentially has become a term-of-art in the proxy area, we recognize the possibility that the adoption of a new term could inject needless costs and other inefficiencies into the shareholder proposal process.

We are adopting with one modification the proposed language changes to paragraph (8) under Question 9, formerly rule 14a-8(c)(8). [24] The rule as proposed would have permitted companies to exclude a proposal that

"relates to an election for membership on the company's board of directors." Based on a suggestion from one commenter, in order to account for non-corporate entities with principal governing bodies bearing names other than the "board of directors," the rule as adopted refers explicitly to elections to an "analogous governing body." [25]

We are adopting as proposed our revisions to paragraph (9) under Question 9, formerly rule 14a-8(c)(9). [26] As amended, the rule permits a company to exclude a proposal that "directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." [27]

We are adopting as proposed the revisions to paragraphs (10) and (11) under Question 9, formerly rules 14a-8(c)(10) [28] and 14a-8(c)(11). [29] The revisions to paragraph (10) reflect an interpretation that we adopted in 1983. [30]

Although we are not adopting proposed substantive revisions to paragraph (12), formerly rule 14a-8(c)(12) [31] , we are adopting non-substantive revisions to conform the rule to the new plain-English approach.

The Commission, through the Division of Corporation Finance (the "Division"), anticipates establishing a special electronic mailbox only for rule 14a-8 correspondence through which both shareholders and companies will be permitted to make electronic submissions under this rule, including follow-up correspondence.

III. The Interpretation Of Rule 14a-8(c)(7): The "Ordinary Business" Exclusion

We proposed to reverse the position announced in the 1992 Cracker Barrel no-action letter concerning the Division's approach to employment-related shareholder proposals raising social policy issues. [32] In that letter, the Division announced that

> the fact that a shareholder proposal concerning a company's employment policies and practices for the general workforce is tied to a social issue will no longer be viewed as removing the proposal from the realm of ordinary business operations of the registrant. Rather, determinations with respect to any such proposals are properly governed by the employment-based nature of the proposal.

We are adopting our proposal to reverse the Cracker Barrel position, which provided that all employment-related shareholder proposals raising social policy issues would be excludable under the "ordinary business" exclusion. [33] The Division will return to its case-by-case approach that prevailed prior to the Cracker Barrel no-action letter.

In applying the "ordinary business" exclusion to proposals that raise social policy issues, the Division seeks to use the most well-reasoned and consistent standards possible, given the inherent complexity of the task. From time to time, in light of experience dealing with proposals in specific subject areas, and reflecting changing societal views, the Division adjusts its view with respect to "social policy" proposals involving ordinary

business. Over the years, the Division has reversed its position on the excludability of a number of types of proposals, including plant closings, [34] the manufacture of tobacco products, [35] executive compensation, [36] and golden parachutes. [37]

We believe that reversal of the Division's Cracker Barrel no-action letter, which the Commission had subsequently affirmed, [38] is warranted. Since 1992, the relative importance of certain social issues relating to employment matters has reemerged as a consistent topic of widespread public debate. [39] In addition, as a result of the extensive policy discussions that the Cracker Barrel position engendered, and through the rulemaking notice and comment process, we have gained a better understanding of the depth of interest among shareholders in having an opportunity to express their views to company management on employment-related proposals that raise sufficiently significant social policy issues.

Reversal of the Cracker Barrel no-action position will result in a return to a case-by-case analytical approach. In making distinctions in this area, the Division and the Commission will continue to apply the applicable standard for determining when a proposal relates to "ordinary business." The standard, originally articulated in the Commission's 1976 release, provided an exception for certain proposals that raise significant social policy issues. [40]

While we acknowledge that there is no bright-line test to determine when employment-related shareholder proposals raising social issues fall within the scope of the "ordinary business" exclusion, the staff will make reasoned distinctions in deciding whether to furnish "no-action" relief. Although a few of the distinctions made in those cases may be somewhat tenuous, we believe that on the whole the benefit to shareholders and companies in providing guidance and informal resolutions will outweigh the problematic aspects of the few decisions in the middle ground.

Nearly all commenters from the shareholder community who addressed the matter supported the reversal of this position. [41] Most commenters from the corporate community did not favor the proposal to reverse Cracker Barrel, though many indicated that the change would be acceptable as part of a broader set of reforms. [42]

Going forward, companies and shareholders should bear in mind that the Cracker Barrel position relates only to employment-related proposals raising certain social policy issues. Reversal of the position does not affect the Division's analysis of any other category of proposals under the exclusion, such as proposals on general business operations.

Finally, we believe that it would be useful to summarize the principal considerations in the Division's application, under the Commission's oversight, of the "ordinary business" exclusion. The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting.

The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote. [43]

The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. [44] This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

A similar discussion in the Proposing Release of the primary considerations underlying our interpretation of the "ordinary business" exclusion as applied to such proposals raised some questions and concerns among some of the commenters. Because of that concern, we are providing clarification of that position. [45] One aspect of that discussion was the basis for some commenters' concern that the reversal of Cracker Barrel might be only a partial one. More specifically, in the Proposing Release we explained that one of the considerations in making the ordinary business determination was the degree to which the proposal seeks to micro-manage the company. We cited examples such as where the proposal seeks intricate detail, or seeks to impose specific time-frames or to impose specific methods for implementing complex policies. Some commenters thought that the examples cited seemed to imply that all proposals seeking detail, or seeking to promote time-frames or methods, necessarily amount to "ordinary business." [46] We did not intend such an implication. Timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations. [47]

Further, in a footnote to the same sentence citing examples of "micro-management," we included a citation to Capital Cities/ABC, Inc., (Apr. 4, 1991) involving a proposal on the company's affirmative action policies and practices. [48] Some commenters were concerned that the citation might imply that proposals similar to the Capital Cities proposal today would automatically be excludable under "ordinary business" on grounds that they seek excessive detail. Such a position, in their view, might offset the impact of reversing the Cracker Barrel position. However, we cited Capital Cities/ABC, Inc. only to support the general proposition that some proposals may intrude unduly on a company's "ordinary business" operations by virtue of the level of detail that they seek. We did not intend to imply that the proposal addressed in Capital Cities, or similar proposals, would automatically amount to "ordinary business." Those determinations will be made on a case-by-case basis, taking into account factors such as the nature of the proposal and the circumstances of the company to which

it is directed.

IV. Rule 14a-4: Discretionary Voting Authority

We had proposed amendments to rule 14a-4, and related amendments to rule 14a-5, to provide clearer guidelines for companies' exercise of discretionary voting authority in connection with annual shareholder meetings. [49] We are adopting our proposals with some modifications.

As we explained in the Proposing Release, rule 14a-4 did not clearly address the exercise of discretionary voting authority if a shareholder proponent chooses not to use rule 14a-8's procedures for placing his or her proposal in the company's proxy materials. This may occur if the proponent notifies the company in advance of the meeting of his or her intention to present the proposal from the floor of the meeting, and commences his or her own proxy solicitation, without ever invoking rule 14a-8's procedures. Our amendments to rule 14a-4(c)(1), and new paragraphs 14a-4(c)(2) and (c)(3), are designed to provide companies with clearer guidance on the scope of permissible discretionary voting power in the context of a non-14a-8 proposal.

A. Rule 14a-4(c)(1)

We are adopting essentially as proposed new rule 14a-4(c)(1), which replaces a "reasonable time" standard with a clear date after which notice to the company of a possible shareholder proposal would not jeopardize a company's ability to exercise discretionary voting authority on that new matter when and if raised at the annual meeting. Most commenters who addressed this proposal expressed favorable views. [50] Amended paragraph 14a-4(c)(1) allows a company voting discretionary authority where the company did not have notice of the matter by a date more than 45 days before the month and day in the current year corresponding to the date on which the company first mailed its proxy materials for the prior year's annual meeting of shareholders, or by a date established by an overriding advance notice provision. [51]

As an example, assume a company mailed this year's proxy materials on March 31, 1998 for an annual meeting on May 1, 1998. Next year, the company also schedules an early May annual meeting. The notice date established by new rule 14a-4(c)(1) for non-14a-8 proposals is 45 calendar days before March 31, or February 14. Thus February 14, 1999 would represent the notice date for the purposes of amended rule 14a-4(c)(1) unless a different date is established by an overriding advance notice provision in the company's charter or bylaws. [52]

A few commenters thought that advance notice of 45 days might provide an insufficient amount of time for some companies with longer printing and mailing schedules. [53] However, we do not believe that it is necessary to extend the 45-day advance notice period, since most companies should have some flexibility under state law to prolong the period through advance notice provisions. We stated in the Proposing Release that we did not intend to interfere with the operation of state law authorized definitions of advance notice set forth in corporate bylaws and/or articles of incorporation, and a number of commenters supported this approach. [54]

Accordingly, an advance notice provision would override the 45-day period under rule 14a-4, resulting in a shorter [55] or longer period. [56] The rule continues to require inclusion of a specific statement, in either the proxy statement or proxy card, of an intent to exercise discretionary voting authority in these circumstances.

Paragraph 14a-4(c)(1) as adopted continues to incorporate a "reasonable time" standard if the company did not hold an annual meeting of shareholders during the prior year, or if the date of the annual meeting has changed by more than 30 days from the prior year. While one commenter suggested an alternative mechanism designed to provide a more specific "default" date, we were concerned that such an alternative approach might make the rule unjustifiably complex. [57]

B. Rule 14a-4(c)(2)

Proposed new paragraph 14a-4(c)(2) addressed a company's ability to exercise discretionary voting authority for an annual shareholders' meeting notwithstanding its receipt of "timely" advance notice of a non-14a-8 shareholder proposal as defined by paragraph 14a-4(c)(1). [58] We are adopting new paragraph (c)(2), but with some modifications of the original proposal.

As originally proposed, paragraph 14a-4(c)(2) would have permitted the exercise of discretionary voting authority by company management if the company's proxy materials were to include: (i) in the proxy statement, a discussion of the nature of the matters as to which adequate advance notice has been received, and how the company intends to exercise its discretion to vote on each such matter should it be presented to shareholders at the meeting, and (ii) on the proxy card, a cross-reference to the discussion in the proxy statement and a box allowing shareholders to withhold discretionary authority from management to vote on the designated matter(s). The pre-conditions to reliance on the rule are discussed below.

1. Proxy Statement Disclosure

On the first pre-condition of the proposed rule, requiring disclosure of the nature of potential non-14a-8 shareholder proposals, a number of commenters objected to our use of the word "discussion." [59] In their view, the word "discussion" appears to signal a departure from the Division's current position expressed in its Idaho Power and Borg-Warner no action letter responses. [60] Under those no-action responses, companies must only "advise" shareholders of, rather than "discuss," the nature of proposals that may be raised. Because we intended no departure from the disclosure element of the Division's no-action position, paragraph (c)(2) as adopted replaces the word "discussion" with "advice." We remind you that the disclosure prescribed by amended rule 14a-4(c)(2), as with any disclosure item, must take into account the disclosure requirements of the proxy anti-fraud rule. [61]

2. No Separate Voting Box

On the second pre-condition of proposed paragraph 14a-4(c)(2), a number

of commenters objected to the inclusion of a separate voting "box" permitting shareholders to withhold discretionary authority from management on a non-14a-8 shareholder proposal as to which adequate advance notice had been received in the context of an annual meeting or its equivalent. Some stated that a voting box permitting shareholders to withhold discretionary voting authority in some circumstances may be confusing if shareholders are also independently solicited by the proponent in support of the same proposal. [62] We agree that inclusion of the proposed box on companies' proxy cards may be confusing in some circumstances. [63]

Other commenters objected to the separate voting box because they believe that the potential availability of the box would in effect create a new system for submitting shareholder proposals without having to comply with the restrictions under rule 14a-8. [64] In their view, the prospect of obtaining a voting box with a cross-reference to disclosure of the nature of the potential proposal in the proxy statement would encourage the submission of more shareholder proposals outside rule 14a-8's mechanisms.

Accordingly, we have decided not to include the new voting box as part of new rule 14a-4(c)(2). A shareholder's execution of a proxy card will confer discretionary voting authority if the requirements of the rule are satisfied.

3. Percentage of Shareholders to be Solicited

Several commenters also objected to proposed new paragraph 14a-4(c)(2) on grounds that it would permit a company to exercise discretionary voting authority at an annual shareholders meeting even if the shareholder proponent had independently solicited the percentage of shareholders required to carry the proposal. [65] These commenters believe that a company should not be permitted to vote uninstructed proxies if the proponent has put the proposal "in play" by providing a proxy statement and form of proxy to a significant percentage of the company's shareownership. On this point, proposed paragraph 14a-4(c)(2) represented a departure from the "percentage of shares solicited" standard articulated in the Division's Idaho Power and Borg-Warner no-action positions.

In response to these comments, and in light of our decision not to adopt the proposal to require that the Company include an additional box on its proxy cards for withholding discretionary voting authority, we have decided to codify the "percentage of shares solicited" standard of the Division's current no-action positions. The final rule therefore precludes a company from exercising discretionary voting authority on matters as to which it has received adequate advance notice if the proponent provides the company as part of that notice with a statement that it intends to solicit the percentage of shareholder votes required to carry the proposal, followed with specified evidence that the stated percentage had actually been solicited.

As we explained in the Proposing Release, this aspect of the Division's no-action position had been the source of uncertainty for companies. A company may not know whether a shareholder intends to begin to solicit proxies independently, or how many shareholders will be solicited if a solicitation is actually commenced. We understand that in a number of

instances companies were forced to guess whether its ability to exercise discretionary authority had been restricted. A number of commenters from both the corporate and shareholder communities suggested that we overcome the potential for uncertainty by requiring proponents to provide advance written notice if they intend to deliver a proxy statement and form of proxy to holders of at least the minimum number of the company's voting shares that is required to carry the proposal, including measures to help ensure that such notice is bona fide. [66]

We have revised new paragraph (c)(2) to reflect these comments, and the rule as adopted requires a shareholder proponent to provide the company with written notice within the timeframe established by paragraph 14a-4(c)(1), that is, earlier than 45 days or in compliance with advance notice provisions. In order to help ensure that the notice has been provided in good faith, paragraph 14a-4(c)(2) as adopted also requires the proponent to repeat the statement (that it intends to solicit sufficient proxies to prevail) in its proxy materials to underscore the applicability of rule 14a-9, the anti-fraud rule. To further emphasize this point, and to provide interested parties with the ability to proceed against a proponent that does not fulfill its good faith promise to solicit the required number of shareholders, the rule requires the proponent to provide the company with a statement from the solicitor or other person with knowledge indicating that the proponent has taken the steps necessary to solicit the percentage of the company's shareownership required to approve the proposal. A statement executed by the shareholder insurgent will satisfy this requirement only to the extent that it was actually involved in carrying out the solicitation.

C. Rule 14a-4(c)(3)

We are also adopting a new paragraph 14a-4(c)(3) to further clarify the rule's operation in connection with special shareholders' meetings and other solicitations. Rules 14a-4(c)(1) and 14a-4(c)(2) as proposed to be amended, and as adopted, establish a clearer framework for companies' exercise of discretionary voting authority for annual shareholder meetings or their functional equivalents. We did not intend for that framework to apply to other solicitations, or to solicitations by persons other than management, such as special meetings or consent solicitations unrelated to the election of directors, which would continue to be governed by the "reasonable time" standard that had applied to all solicitations under former rule 14a-4(c)(1). Although there does not appear to have been confusion among commenters on this point, new paragraph (c)(3), and new introductory language to new paragraphs (c)(1) and (c)(2), should help clarify the point.

Tracking much of the language of former paragraph 14a-4(c)(1), new paragraph (c)(3) provides for the exercise of discretionary voting authority "(f)or solicitations other than for annual meetings or for solicitations by persons other than the registrant, (on) matters which the persons making the solicitation do not know, a reasonable time before the solicitation, are to be presented at the meeting, if a specific statement to that effect is made in the proxy statement or form of proxy." [67]

D. Filing in Preliminary Form

Finally, in the Proposing Release, we stated that during the 1996 proxy season the Division permitted several companies to avoid filing proxy materials in preliminary form despite receipt of adequate advance notification of a non-14a-8 shareholder proposal, so long as these companies disclosed in their proxy statements the nature of the proposal and how management intended to exercise discretionary voting authority if the proposal were actually to be presented to a vote at the meeting. We also stated that, in light of the proposed amendments to rule 14a-4, we might reverse that informal position, so that companies receiving notice of a non-14a-8 proposal before the filing of their proxy materials would be required to file their materials in preliminary form to preserve discretionary voting authority under rule 14a-4(c)(2). A number of commenters opposed reversal of the position, stating that in ordinary circumstances little would be gained by staff review of this material, and that potential delays resulting from preliminary filings could unjustifiably interfere with companies' mailing schedules. [68] The Division has decided not to reverse its position at this time, but may evaluate the position again in the future after monitoring proxy filings under the amended rules.

V. Other Amendments

We are adopting other modifications to rules 14a-8 and 14a-5.

We are adopting as proposed the answer to Question 1 of the amended rule defining a proposal as a request or requirement that the board of directors take an action. [69] One commenter objected to the proposal on grounds that the definition appeared to preclude all shareholder proposals seeking information. [70] In formulating the definition, it was not our intention to preclude proposals merely because they seek information, and the fact that a proposal seeks only information will not alone justify exclusion under the definition.

Also as proposed, we are increasing the dollar value of a company's voting shares that a shareholder must own in order to be eligible to submit a shareholder proposal -- from $1,000 to $2,000 -- to adjust for the effects of inflation since the rule was last revised. [71] There was little opposition to the proposed increase among commenters, although several do not believe the increase is great enough to be meaningful, especially in light of the overall increase in stock prices over the last few years. [72] Nonetheless, we have decided to limit the increase to $2,000 for now, in light of rule 14a-8's goal of providing an avenue of communication for small investors. There was no significant support for any modifications to the rule's other eligibility criteria, such as the one-year continuous ownership requirement.

A number of commenters supported, and few opposed, our proposal to establish a uniform 14-day period in which shareholders would be required to respond to a company's notification that the shareholder has failed to comply with one or more procedures under rule 14a-8, such as the submission deadlines and the rule's for establishing proponent eligibility. [73] We are adopting the 14-day period as proposed. In response to one commenter's suggestion, we have added a sentence to the rule clarifying that a company need not provide notice of a deficiency that cannot be remedied. If the company intends to exclude the proposal, it nonetheless would later have to make a submission under rule 14a-8, and provide a

copy to the proponent. [74]

We are also adopting amendments to rule 14a-5(e), with a few modifications from our proposals. As proposed to be amended, that rule would require companies to disclose the date after which proposals submitted outside the framework of rule 14a-8 are considered untimely for the purposes of amended rule 14a-4(c)(1). [75]

Two commenters objected to our proposal to amend rule 14a-5(e) to require disclosure of the date by which shareholders must notify the company of any non-14a-8 proposals under amended rule 14a-4(c)(1). [76] They were concerned that disclosure of the date would appear to formalize a new system for submitting shareholder proposals in competition with the mechanisms of rule 14a-8, and would encourage the submission of proposals outside of that process. We do not agree that mere disclosure of the date would likely have that effect, and we believe that disclosure is necessary because shareholders often would not have enough information to deduce the date reliably on their own. We are also adopting the other proposed modifications to rule 14a-5(e) designed to streamline the rule's operation.

One commenter pointed out that it is unclear from the rule as drafted whether the new disclosure in the company's proxy statement should reflect the "default" date under amended rule 14a-4(c)(1), or instead the date established by an overriding advance notice provision, if any. [77] We have revised the rule to clarify that companies should disclose the date established by an overriding advance notice provision, and in the absence of such a provision, the "default" date for submitting non-14a-8 proposals, which normally would be 45 days before the date the company mailed its proxy materials for the prior year. Because the rule also requires companies to disclose the deadline for submitting rule 14a-8 proposals, companies' disclosure should clearly distinguish between the two dates.

Finally, in the answer to Question 8 of amended rule 14a-8, we proposed to include an advisory that the proponent or the proponent's representative make sure that he/she follows applicable procedures proper under state law for appearing at the meeting and/or presenting the proposal. Most commenters who addressed the proposal viewed the advisory as a helpful aid. [78] We have included the advisory as proposed.

VI. Proposals Not Adopted

We have decided not to adopt some of our original proposals, due in part to concerns expressed by some commenters. These proposals generally received support from some commenters, but equally strong opposition from others.

Personal Grievance Exclusion

Paragraph (4) under Question 9, formerly rule 14a-8(c)(4), permits companies to exclude proposals furthering personal grievances or special interests. We had proposed to modify the way the Division administers the rule so that the staff would concur in the exclusion of a proposal on this ground only if the proposal on its face were to relate to a personal

grievance or special interest. In other circumstances, under our proposal, the Division would express "no view" in its no-action response. The proposal reflected our view that the Division's ability to make the necessary factual findings is limited in the context of evaluating an otherwise "facially neutral" proposal, and that companies and shareholders themselves possess much of the factual information relevant to the applicability of the "personal grievance" exclusion.

Shareholders expressed serious concerns about this proposal. 79 A number of commenters from the shareholder community were concerned that companies might use the increased flexibility provided by a "no view" no-action response to exclude proposals that do not in actuality further personal grievances of special interests. In their view, a shareholder, in these circumstances, might be forced to incur the expense of litigation to prevent exclusion of the proposal. Some shareholders, for instance, were concerned that companies might rely on the rule to exclude proposals focusing on social policy matters. 80 We agree that the proposal might increase the likelihood of disputes between shareholders and companies. We have therefore decided not to implement the proposal, and will continue to administer the rule consistently with our current practice of making case-by-case determinations on whether the rule permits exclusion of particular proposals.

Resubmission Thresholds

If a proposal fails to receive a specified level of support, paragraph (12) under Question 9, formerly rule 14a-8(c)(12), permits a company to exclude a proposal focusing on substantially the same subject matter for a three-year period. In order to avoid possible exclusion, a proposal must receive at least 3% of the vote on its first submission, 6% on the second, and 10% on the third. We had proposed to raise the percentage thresholds respectively to 6%, 15%, and 30%.

Many commenters from the shareholder community expressed serious concerns about this proposal. 81 We have decided not to adopt the proposal, and to leave the thresholds at their current levels.

Proposed Override Mechanism

We had proposed a new mechanism that would have permitted 3% of a company's shareownership to override the "ordinary business" exclusion and the "relevance" exclusion, paragraphs (7) and (5) under *Question* 9.

Several commenters opposed the proposal. 82 Other commenters supported the override concept as proposed, but expressed concerns about specific aspects, including whether the proposed 3% threshold may be too low and lead to erosion of the "ordinary business" and "relevance" exclusions that would be subject to an override. 83 Some shareholders thought the opposite, that 3% support of a company's shareownership would be too difficult for a shareholder proponent to obtain.

We have decided not to adopt the proposed "override" mechanism. Because we are not adopting the "override," we also are not adopting ancillary amendments designed to help implement the mechanism, including the

proposed qualified exemption under the proxy rules, the proposed safe harbor from the beneficial ownership reporting requirements under section 13(d) of the Exchange Act, and the proposed shortening of companies' deadlines for making their rule 14a-8 no-action submissions to the Division.

The "Relevance" Exclusion

Paragraph (5) under Question 9 permits companies to exclude proposals

relating to operations which account for less than 5 percent of the registrant's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the registrant's business.

We had proposed to revise the rule to apply a purely economic standard. Under the proposal, the exception for proposals that are "otherwise significantly related" would have be deleted. A company would have been permitted to exclude proposals relating to matters involving the purchase or sale of services or products that represent $10 million or less in gross revenue or total costs, whichever is appropriate, for the company's most recently completed fiscal year.

Few commenters indicated strong support for the proposed amendments, and we are not making any substantive changes to the rule. Many commenters within the corporate community agreed in concept with our proposal to base the rule on an objective economic standard, and to eliminate the subjective "not otherwise significantly related" part of the rule. [84] But most of those commenters thought that the proposed $10 million threshold was so low that companies would too infrequently be in a position to rely on the exclusion. Comments from the shareholder community were mixed. [85] Some shareholders opposed the elimination of the "not otherwise significantly related" part of the rule, while other shareholders expressed varying degrees of support for the approach, with some expressing concern that companies might apply the rule to exclude proposals on subjects that are difficult to quantify, despite the "safeguards" that we included as part of the proposed amendments.

Statements in Opposition: Commission Review

Finally, we had proposed eliminating rule 14a-8(e), which requires a company to provide a proponent with an advance copy of any statement in opposition to the proposal that it intends to include in its proxy materials. This provision also provides a mechanism for shareholders to bring materially false or misleading statements to the Division's attention. A number of commenters from the shareholder community opposed elimination of these procedures because they believed that the potential for proponent objections deters companies from making materially false or misleading statements, and encourages negotiation between the company and proponent. [86] We have decided not to adopt that proposal, and are retaining the mechanisms of former rule 14a-8(e) in the context of the answer to Question 13 of amended rule 14a-8.

VII. Final Regulatory Flexibility Analysis

We have prepared this Final Regulatory Flexibility Analysis under 5 U.S.C. 603 concerning the amendments to rules 14a-8, 14a-4, and 14a-5 as a follow-up to the Initial Regulatory Flexibility Analysis ("IRFA") that we prepared in connection with the Proposing Release. [87] We received few comments, and no significant empirical data, in response to the requests for further information included in the IRFA.

The purpose of the amendments is to streamline the operation of the rule, and address concerns raised by both shareholder and corporate participants. We are adopting the amendments pursuant to Sections 14 and 23 of the Exchange Act [88] and Section 20(a) of the Investment Company Act of 1940 [89] ("Investment Company Act").

Specifically, we are:

- recasting rule 14a-8 into a more plain-English Question & Answer format;

- reversing the Cracker Barrel interpretive position on employment-related proposals raising significant social policy issues; and

- amending rule 14a-4 to provide shareholders and companies with clearer guidance on companies' exercise of discretionary voting authority.

We have decided not to adopt other elements of our original proposals. We are not adopting our original proposals to:

- increase the percentage of the vote a proposal must receive before it can be resubmitted in future years if it is not approved;

- streamline the exclusion for matters considered irrelevant to corporate business; [90]

- modify our administration of the rule permitting companies to exclude proposals furthering personal grievances of special interests; or

- implement an "override" mechanism that would have permitted 3% of the share ownership to override a company's decision to exclude a proposal under certain of the bases for exclusion set forth under Question 9 of amended rule 14a-8. [91]

The amendments will affect small entities that are required to file proxy materials under the Exchange Act or the Investment Company Act. Exchange Act rule 0-10 defines "small business" as a company whose total assets on the last day of its most recent fiscal year were $5 million or less. [92] Investment Company Act rule 0-10 defines "small entity" as an investment company with net assets of $50 million or less as of that date. [93] We are currently aware of approximately 1,000 reporting companies that are not investment companies with assets of $5 million or less. There are approximately 800 investment companies that satisfy the "small entity" definition. Only approximately one-third of all investment companies have shareholder meetings and file proxy materials annually. Therefore, we believe approximately 250 small entity investment companies may be affected by the amendments.

Plain-English Question & Answer Format

Our revision of rule 14a-8 to create a more understandable Question & Answer format should help decrease the time and expense incurred by both shareholders and companies attempting to comply with its provisions. Companies frequently consult with legal counsel in preparing no-action submissions under rule 14a-8. The rule's added clarity may obviate the need for a shareholder or company to consult with counsel, depending on the issues raised by the submission. Under some circumstances, however, companies' submissions must include supporting opinions of counsel.

No commenters submitted empirical data demonstrating how much it costs companies to consider and prepare an individual no-action submission under rule 14a-8. Question 13 of a Questionnaire that we made available in February 1997 [94] asked respondent companies how much money they spend on average each year determining whether to include or exclude shareholder proposals and following Commission procedures in connection with any proposal that they wish to exclude (including internal costs as well as any outside legal and other fees). While responses may have accounted for consideration of more than one proposal, the costs of making a determination whether to include a proposal reported by 80 companies averaged approximately $37,000. [95] We do not believe, however, that the cost is likely to vary depending on the size of the company. That is, the cost to a small entity is likely to be the same as the cost to a larger entity, depending on the number of proposals received and how many the company seeks to exclude under the staff no-action letter process.

Because the rule's added clarity may make it easier for shareholders to understand the procedures for submitting shareholder proposals, the amendments may encourage shareholders to submit more shareholder proposals to companies each year. In turn, companies may be required to make more rule 14a-8 no-action submissions to the Commission.

In the period from September 30, 1996 to September 30, 1997, we received submissions from a total of 245 companies, and only 6 (i.e., 2%) were "small businesses." While we received no empirical data on the number of small businesses that receive shareholder proposals each year, one commenter with substantial experience submitting shareholder proposals to companies reported that small companies seldom receive shareholder proposals. [96]

We also received no empirical information in response to our request for data on the marginal cost of including an additional shareholder proposal in companies' proxy materials. However, the Questionnaire asked each company respondent how much money on average it spends in the aggregate on printing costs (plus any directly related costs, such as additional postage and tabulation expenses) to include shareholder proposals in its proxy materials. While individual responses may have accounted for the printing of more than one proposal, the average cost reported by 67 companies was approximately $50,000. [97] By contrast, one commenter noted that the cost for companies, excluding the largest corporations, should average about $10,000 per proposal. [98] We expect that any additional printing costs are lower for small entities, since small entities typically should have to print fewer copies of their proxy materials

because they have fewer shareholders.

A company that receives a proposal has no obligation to make a submission under rule 14a-8 unless it intends to exclude the proposal from its proxy materials.

Accordingly, any costs of including an additional proposal should be offset, at least partially, by not having to make a rule 14a-8 submission. No commenters responded to our request for empirical data on the potential cost savings.

Reversal of Cracker Barrel

In the 1992 Cracker Barrel no-action letter, the Division stated that henceforth it would concur in the exclusion of all employment-related shareholder proposals raising social policy issues under rule 14a-8(c)(7), the "ordinary business" exclusion. Before the announcement of the position, the Division analyzed employment related proposals tied to social issues on a case-by-case basis, concurring in the exclusion of some, but not others. Reversal of the position will result in a return to the case-by-case analysis that prevailed before the position was announced.

Our decision to reverse the Cracker Barrel position on employment-related shareholder proposals may therefore result in an increase in the number of employment-related proposals tied to social issues that are submitted to companies each year, and that companies must include in their proxy materials. During the 1997 proxy season, the Division received approximately 30 submissions involving employment-related proposals tied to social issues, none from "small businesses." [99]

While it is unclear whether the number of proposals submitted to small businesses and included in their proxy statements will increase as a result of the reversal of Cracker Barrel, we have analyzed under "Plain English Question & Answer Format" above the potential costs to companies of considering and including additional proposals in their proxy materials.

Discretionary Voting Authority

The amendments to rule 14a-4 should favorably affect companies, including "small businesses," because they would provide clearer ground rules as to the ability to exercise discretionary voting power when a shareholder presents a proposal without invoking rule 14a-8. We do not routinely record information on the number of "small businesses" that receive non-rule 14a-8 proposals each year, since non-14a-8 proposals do not necessarily lead to a submission to the Commission. The Investor Responsibility Research Center ("IRRC") has reported to the Commission staff, however, that it is aware of a total of 19 independent proxy solicitations during calendar years 1996 and 1997 in support of non-14a-8 proposals, and none appear to have involved "small businesses." In addition, one commenter indicated that, since 1991, there have been 66 independent shareholder solicitations in support of shareholder resolutions. [100] None of the companies subject to the 66 solicitations appear to have been "small businesses."

To the extent that "small businesses" receive such proposals, we believe

that the amendments to rule 14a-4 will favorably affect them by reducing uncertainty, and decreasing the likelihood that such companies would have to incur the delay and expense of rescheduling the shareholders meeting, or resoliciting shareholders. Some commenters thought that the proposal to require companies wishing to preserve voting authority to include an extra voting box on their proxy cards might encourage the submission of more non-14a-8 shareholder proposals. We have decided not to adopt that aspect of our original proposal. Some shareholders thought that the amendments as proposed might effectively inhibit independent proxy solicitations because they would have permitted companies to retain voting authority even if the shareholder solicited the percentage of shareownership required to carry the proposal. We also have decided not to adopt that aspect of our original proposal.

Under our amendments to rule 14a-4, a company wishing to preserve discretionary voting authority on certain proposals that might be presented to a vote may be required to advise shareholders of the nature of such proposals. We note, however, that this precondition is consistent with the Division's no-action positions predating the adoption of the amendments. No commenters provided empirical data on incremental costs likely to result from this amendment to rule 14a-4. Daniels Financial Printing informed the staff that in most cases adding up to three-fourths of a page in the proxy statement would not increase the cost to the company, and that adding more than three-fourths of a page could increase costs by about $1,500 for an average sized company.

Under our amendments to rule 14a-4, a shareholder undertaking an independent proxy solicitation would be required to provide a company with advance written notice of its intention to solicit the percentage of the company's shareownership to carry the proposal, followed by other measures to help ensure that the notice has been provided in good faith. These amendments would impose no additional costs on companies receiving such notice, since no action by them is required. The amendments should impose only de minimis additional costs on shareholders who undertake independent proxy solicitations. [101]

Our amendment to rule 14a-5 would require companies to disclose an additional date in their proxy statements. Disclosure of the date should require no more than an additional sentence, and therefore should result in no, or negligible, additional printing costs.

We considered significant alternatives to the proposed amendments for small entities with a class of securities registered under the Exchange Act. We considered, for instance, exempting small businesses from any obligation to include shareholder proposals in their proxy materials. Such an exemption, however, would be inconsistent with the current purpose of the proxy rules, which is to provide and regulate a channel of communication among shareholders and public companies. Exempting small entities would deprive their shareholders of this channel of communication.

We also considered other alternatives identified in Section 603 of the Regulatory Flexibility Act to minimize the economic impact of the amendments on small entities. We considered the establishment of different compliance requirements or timetables that take into account the

resources available to small entities. Different timetables, however, may make it difficult for the Division to issue responses in a timely manner, and could otherwise impede the efficient operation of the rule.

We also considered the clarification, consolidation, or simplification of the rule's compliance requirements for small entities. As explained more fully in section II of this release, we are recasting and reformatting rule 14a-8 into a more understandable, Question & Answer format. As explained in Section IV above, we are adopting clearer guidelines for companies' exercise of discretionary voting authority under rule 14a-4. These modifications should simplify and facilitate compliance by all companies, including small entities. We do not believe that there is any appropriate way further to facilitate compliance by small entities without compromising the current purposes of the proxy rules.

We also considered the use of performance rather than design standards. The rules that we are amending are not specifically designed to achieve certain levels of performance. Rather, they are designed to serve other policies, such as to ensure adequate disclosure of material information, and to provide a mechanism for shareholders to present important and relevant matters for a vote by fellow shareholders. Performance standards accordingly would not directly serve the policies underlying the rules. We do not believe that any current federal rules duplicate, overlap, or conflict with the rules that we propose to amend.

VIII. Cost-Benefit Analysis

This cost-benefit analysis follows a preliminary analysis request for comments and empirical information included in the Proposing Release. [102] We received few comments and no significant empirical data, in response to our requests for further information.

The amendments to the rules on shareholder proposals should improve the efficiency of the process for determining which shareholder proposals must be included in proxy materials distributed by companies. They should help to make the rule understandable to the numerous shareholders and companies that refer to the rule each year, ensure that companies include certain employment-related proposals raising significant social policy issues in their proxy materials, and provide clearer guidelines for a company's exercise of discretionary voting authority when notified that a shareholder intends to present a proposal without invoking rule 14a-8's mechanisms.

Specifically, we are:

- recasting rule 14a-8 into a more plain-English Question & Answer format;
- reversing the Cracker Barrel interpretive position on employment-related proposals raising significant social policy issues; and
- amending rule 14a-4 to provide shareholders and companies with clearer guidance on companies' exercise of discretionary voting authority.

We have decided not to adopt other elements of our original proposals. We are not adopting our original proposals to:

- increase the percentage of the vote a proposal must receive before it can be resubmitted in future years if it is not approved;
- streamline the exclusion for matters considered irrelevant to corporate business; [103]
- modify our administration of the rule permitting companies to exclude proposals furthering personal grievances of special interests; or
- implement an "override" mechanism that would have permitted 3% of the share ownership to override a company's decision to exclude a proposal under certain of the bases for exclusion set forth under Question 9 of amended rule 14a-8. [104]

We have considered whether the amendments we are adopting would promote efficiency, competition and capital formation. Rule 14a-8 requires companies to include shareholder proposals in their proxy materials, subject to specific bases for excluding them. We believe that the rule enhances investor confidence in the securities markets by providing a means for shareholders to communicate with management and among themselves on significant matters.

Plain-English Question & Answer Format

Our revision of the rule to create a more understandable Question & Answer format should help decrease the time and expense incurred by both shareholders and companies attempting to comply with its provisions. Companies frequently consult with legal counsel in preparing no-action submissions under rule 14a-8. The rule's added clarity may obviate the need for a shareholder or company to consult with counsel, depending on the issues raised by the submission. Under some circumstances, however, companies' submissions must include supporting opinions of counsel.

No commenters submitted empirical data demonstrating how much it costs companies to consider and prepare an individual no-action submission under rule 14a-8. Question 13 of the Questionnaire asked respondent companies how much money they spend on average each year determining whether to include or exclude shareholder proposals and following Commission procedures in connection with any proposal that they wish to exclude (including internal costs as well as any outside legal and other fees). While responses may have accounted for consideration of more than one proposal, the costs reported by 80 companies averaged approximately $37,000. [105]

Because the revised rule's added clarity may make it easier for shareholders to understand the procedures for submitting shareholder proposals, the amendments may encourage shareholders to submit more shareholder proposals to companies each year. In turn, companies may be required to make more rule 14a-8 no-action submissions to the Commission. A study conducted by one commenter reports that, each year, shareholder proposals come to a vote at 226 companies from among the

1,500 largest U.S. companies. [106]

We also received no information in response to our request for data on the marginal cost of including an additional shareholder proposal in companies' proxy materials. However, the Questionnaire asked each company respondent how much money on average it spends in the aggregate on printing costs (plus any directly related costs, such as additional postage and tabulation expenses) to include shareholder proposals in its proxy materials. While individual responses may have accounted for the printing of more than one proposal, the average cost reported by 67 companies was approximately $50,000. [107] By contrast, one commenter thought that this estimate is too high, although large companies in his view would incur relatively higher costs. [108]

A company that receives a proposal has no obligation to make a submission under rule 14a-8 unless it intends to exclude the proposal from its proxy materials. [109] Accordingly, any costs of including an additional proposal should be offset, at least partially, by not having to make a rule 14a-8 submission. No commenters responded to our request for empirical data on the potential cost savings.

Reversal of Cracker Barrel

In the 1992 Cracker Barrel no-action letter, the Division stated that henceforth it would concur in the exclusion of all employment-related shareholder proposals raising social policy issues under rule 14a-8(c)(7), the "ordinary business" exclusion. Before the announcement of the position, the Division analyzed employment related proposals tied to social issues on a case-by-case basis, concurring in the exclusion of some, but not others. Reversal of the position will result in a return to the case-by-case analysis that prevailed before the position was announced.

Our decision to reverse the Cracker Barrel position on employment-related shareholder proposals may therefore result in an increase in the number of employment-related proposals tied to social issues that are submitted to companies each year, and that companies must include in their proxy materials. During the 1997 proxy season, the Division received approximately 30 submissions involving employment-related proposals tied to social issues. [110]

We have analyzed under "Plain English Question & Answer Format" above the potential costs to companies of considering and including additional proposals in their proxy materials.

Shareholder proposals could have a positive or negative impact, or no impact, on the price of a company's securities. [111] Relatively few shareholder proposals are approved by shareholders each year, and the few that are approved typically focus on corporate governance matters rather than social issues. [112] Based on information provided to us by IRRC, we understand that for calendar year 1997, 22 proposals obtained shareholder approval out of a total of 376 proposals submitted to shareholder votes. Ten were proposals to repeal classified boards (i.e., boards with staggered terms). Ten sought redemption of companies' shareholder rights plans. One focused on "golden parachute" payments to executives (i.e., large

payments typically contingent upon corporate change of control). One sought to restrict director pension benefits.

Proposals addressing corporate governance matters tend to receive the most substantial shareholder support and may have an identifiable impact on shareholder wealth. Examples are proposals on voting and nomination procedures for board members, and proposals to restrict or eliminate companies' shareholder rights plans (i.e., "poison pills"). The amendments we are adopting do not focus on those types of proposals, and should not affect shareholders' ability to include them in companies' proxy materials. Additionally, shareholder proposals on social issues may improve investor confidence in the securities markets by providing investors with a sense that as shareholders they have a means to express their views to the management of the companies in which they invest.

Discretionary Voting Authority

The amendments to rule 14a-4 should favorably affect companies because they should provide clearer ground rules as to the ability to exercise discretionary voting power when a shareholder presents a proposal without invoking rule 14a-8.

We do not collect information on the number of companies that receive non-rule 14a-8 proposals each year, since such proposals do not necessarily lead to a submission to the Commission. However, IRRC has reported to the Commission staff that, during the 1997 calendar year, it is aware of only two independent solicitations in support of non-14a-8 shareholder resolutions, down from 17 solicitations for calendar year 1996. In addition, one commenter indicated that, since 1991, there have been 66 independent shareholder solicitations in support of shareholder resolutions. [113]

To the extent "small businesses" receive such proposals, we believe that the amendments to rule 14a-4 will favorably affect them by reducing uncertainty, and decreasing the likelihood of incurring the delay and expense of rescheduling the shareholders meeting and/or resoliciting shareholders. Reducing the potential for uncertainty should also help to decrease the likelihood of related litigation.

One company estimated the cost of sending supplemental proxy materials to its shareholders at about $170,000. [114] Thus, if the amendments permit companies to avoid resolicitations on five occasions, the savings would amount to about $850,000. [115] Another commenter submitted information on the legal costs of representing insurgent shareholders in connection with court actions under the proxy rules. [116] According to that commenter, attorneys' fees and costs incurred by the insurgent ranged from $17,517 to $75,421. It is not clear whether these actions involved rule 14a-4 or discretionary voting authority, and they do not include the legal costs of other parties or any other associated expenses.

Some commenters thought that the proposal to require companies wishing to preserve voting authority to include an extra voting box on their proxy cards might encourage the submission of more non-14a-8 shareholder proposals, as well as confusion among shareholders. We have decided not

to adopt that aspect of our original proposal. Other commenters thought that the proposals might effectively inhibit independent proxy solicitations because they would have provided companies with a means to retain voting authority even if the shareholder solicited the percentage of shareownership required to carry the proposal. We also have decided not to adopt that aspect of our original proposal.

Under our amendments to rule 14a-4, a company, wishing to preserve discretionary voting authority on certain proposals that might be presented to a vote, may be required to advise shareholders of the nature of such proposals. We note, however, that this precondition is consistent with the Division's no-action positions predating the adoption of these amendments. No commenters provided empirical data on incremental costs likely to result from these amendments to rule 14a-4. Daniels Financial Printing informed the staff that in most cases adding up to three-fourths of a page in the proxy statement would not increase the cost to the company, and that adding more than three-fourths of a page could increase costs by about $1,500 for an average sized company.

Under our amendments to rule 14a-4, a shareholder undertaking an independent proxy solicitation would be required to provide a company with advance written notice of its intention to solicit the percentage of the company's shareownership to carry the proposal, followed by other measures to help ensure that the notice has been provided in good faith. These amendments would impose no additional costs on companies receiving such notice, since no action by them is required. The amendments should impose only de minimis additional costs on a shareholder undertaking an independent proxy solicitation. [117]

Our amendment to rule 14a-5 would require companies to disclose an additional date in their proxy statements. Disclosure of the date should require no more than an additional sentence, and therefore should result in no, or negligible, additional printing costs.

Section 23(a) of the Exchange Act [118] requires the Commission to consider any anti-competitive effects of any rules it adopts thereunder and the reasons for its determination that any burden on competition imposed by such rules is necessary or appropriate to further the purposes of the Exchange Act. The Commission has considered the impact this rulemaking will have on competition and believes that the amendments will not impose a significant burden on competition.

IX. Paperwork Reduction Act

Regulation 14A [119] and the Commission's related proxy rules, including rules 14a-8, 14a-4, and 14a-5, were adopted pursuant to Section 14(a) of the Exchange Act. Section 14(a) directs the Commission to adopt rules "as necessary or appropriate in the public interest or for the protection of investors, to solicit or to permit the use of his name to solicit any proxy or consent or authorization in respect of any security (other than an exempted security) registered pursuant to section 12 of this title." Schedule 14A prescribes information that a company must include in its proxy statement to ensure that shareholders are provided material information relating to voting decisions.

The amendments to rules 14a-8, 14a-4(c), and 14a-5 should make it easier for shareholder proponents to include in companies' proxy materials employment-related shareholder proposals raising significant social policy matters, and provide companies subject to the proxy rules with clearer ground rules for the exercise of discretionary voting authority. The amendments should also make rule 14a-8 easier to understand and follow. The amendments focus primarily on rule 14a-8, which requires companies to include shareholder proposals in their proxy materials, subject to certain bases for excluding them. We received no Paperwork Reduction Act comments relating to the amendments.

As set forth in the Proposing Release, [120] certain provisions of rules 14a-8, 14a-4, and 14a-5 contain "collection of information" requirements within the meaning of the Paperwork Reduction Act of 1995 (44 U.S.C. §3501 et seq.). The Commission had submitted the amendments to those rules to the Office of Management and Budget ("OMB") for review in accordance with 44 U.S.C. §3507(d) and 5 CFR. 1320.11. The title for the collections of information is "Regulation 14A." Except as explained below, the amendments should have no impact on the total estimated burden hours for Regulation 14A. [121]

As originally proposed, amended rule 14a-4 would have in some circumstances required companies to include an extra voting box on their proxy cards in order to preserve discretionary voting authority. We are not, however, adopting that requirement, which we believe would have increased the total annual burden by only a negligible amount, or not at all. [122] We are adopting a requirement under rule 14a-4 that a shareholder insurgent in some circumstances provide a company with advance written notice of its intention to solicit the percentage of a company's shareownership necessary to approve the proposal, followed by evidence of the solicitation, and by negligible additional disclosures in the insurgent's proxy statement. [123] We estimate that these additional requirements, in the context of other amendments adopted today, will increase the annual burden under Regulation 14A for a shareholder insurgent by approximately one hour per shareholder proponent, and that approximately 10 proponents will have to comply each year. Accordingly, we have increased our estimated total annual compliance burden for Regulation 14A by a total of 10 hours, to 810,935 hours.

Providing the information required by Regulation 14A is mandatory under Section 14(a) of the Exchange Act. The information will not be kept confidential. Unless a currently valid OMB control number is displayed on the Schedule 14A, the Commission may not sponsor or conduct or require response to an information collection. The OMB control number is 3235-0059. The collection is in accordance with 44 U.S.C. §3507.

X. Statutory Basis And Text Of Amendments.

We are adopting amendments to Rules 14a-8, 14a-4, and 14a-5 under the authority set forth in Sections 13, 14 and 23 of the Securities Exchange Act of 1934, and Section 20(a) of the Investment Company Act.

List of Subjects in 17 CFR Part 240

Reporting and recordkeeping requirements, Securities.

Text of Amendments

In accordance with the foregoing, Title 17, Chapter II of the Code of Federal Regulations is amended as follows:

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

1. The authority citation for Part 240 continues to read, in part, as follows:

Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78d, 78f, 78i, 78j, 78 j-1, 78k, 78k-1, 78l, 78m, 78n, 78o, 78p, 78q, 78s, 78u-5, 78w, 78x, 78ll(d), 78mm, 79q, 79t, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4 and 80b-11, unless otherwise noted.

* * * * *

2. By amending §240.14a-4 by revising the introductory text of paragraph (c) and paragraph (c)(1), redesignating paragraphs (c)(2) through (c)(5) as paragraphs (c)(4) through (c)(7), and adding new paragraphs (c)(2) and (c)(3), to read as follows:

§240.14a-4 Requirements as to proxy.

* * * * *

(c) A proxy may confer discretionary authority to vote on any of the following matters:

(1) For an annual meeting of shareholders, if the registrant did not have notice of the matter at least 45 days before the date on which the registrant first mailed its proxy materials for the prior year's annual meeting of shareholders (or date specified by an advance notice provision), and a specific statement to that effect is made in the proxy statement or form of proxy. If during the prior year the registrant did not hold an annual meeting, or if the date of the meeting has changed more than 30 days from the prior year, then notice must not have been received a reasonable time before the registrant mails its proxy materials for the current year.

(2) In the case in which the registrant has received timely notice in connection with an annual meeting of shareholders (as determined under paragraph (c)(1) of this section), if the registrant includes, in the proxy statement, advice on the nature of the matter and how the registrant intends to exercise its discretion to vote on each matter. However, even if the registrant includes this information in its proxy statement, it may not exercise discretionary voting authority on a particular proposal if the proponent:

(i) Provides the registrant with a written statement, within the time-frame determined under paragraph (c)(1) of this section, that the proponent

intends to deliver a proxy statement and form of proxy to holders of at least the percentage of the company's voting shares required under applicable law to carry the proposal;

(ii) Includes the same statement in its proxy materials filed under §240.14a-6; and

(iii) Immediately after soliciting the percentage of shareholders required to carry the proposal, provides the registrant with a statement from any solicitor or other person with knowledge that the necessary steps have been taken to deliver a proxy statement and form of proxy to holders of at least the percentage of the company's voting shares required under applicable law to carry the proposal.

(3) For solicitations other than for annual meetings or for solicitations by persons other than the registrant, matters which the persons making the solicitation do not know, a reasonable time before the solicitation, are to be presented at the meeting, if a specific statement to that effect is made in the proxy statement or form of proxy.

3. By amending §240.14a-5 by revising paragraph (e), and adding paragraph (f), to read as follows:

§240.14a-5 Presentation of information in proxy statement.

* * * * *

(e) All proxy statements shall disclose, under an appropriate caption, the following dates:

(1) The deadline for submitting shareholder proposals for inclusion in the registrant's proxy statement and form of proxy for the registrant's next annual meeting, calculated in the manner provided in §240.14a-8(d) (Question 4); and

(2) The date after which notice of a shareholder proposal submitted outside the processes of §240.14a-8 is considered untimely, either calculated in the manner provided by §240.14a-4(c)(1) or as established by the registrant's advance notice provision, if any, authorized by applicable state law.

(f) If the date of the next annual meeting is subsequently advanced or delayed by more than 30 calendar days from the date of the annual meeting to which the proxy statement relates, the registrant shall, in a timely manner, inform shareholders of such change, and the new dates referred to in paragraphs (e)(1) and (e)(2) of this section, by including a notice, under Item 5, in its earliest possible quarterly report on Form 10-Q (§249.308a of this chapter) or Form 10-QSB (§249.308b of this chapter), or, in the case of investment companies, in a shareholder report under §270.30d-1 of this chapter under the Investment Company Act of 1940, or, if impracticable, any means reasonably calculated to inform shareholders.

4. By revising §240.14a-8 to read as follows:

§240.14a-8 **Shareholder proposals.**

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or

updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?** (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1**

through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) **Improper under state law:** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals

are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) **Violation of law:** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) **Violation of proxy rules:** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) **Personal grievance; special interest:** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) **Relevance:** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) **Absence of power/authority:** If the company would lack the power or authority to implement the proposal;

(7) **Management functions:** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) **Relates to election:** If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) **Conflicts with company's proposal:** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) **Substantially implemented:** If the company has already substantially implemented the proposal;

(11) **Duplication:** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be

included in the company's proxy materials for the same meeting;

(12) **Resubmissions:** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) **Specific amount of dividends:** If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

By the Commission.

Jonathan G. Katz

Secretary

May 21, 1998

FOOTNOTES

[1] 17 CFR 240.14a-8.

[2] 17 CFR 240.14a-4.

[3] 17 CFR 240.14a-5.

[4] 15 U.S.C. 78a et seq.

[5] See our Proposing Release, Exchange Act Release No. 39093 (Sept. 18, 1997) (62 Fed. Reg. 50682).

[6] The comment letters are available for inspection and copying in the Commission's Public Reference Room in file number S7-25-97. Comments that were submitted electronically are available on the Commission's website (www.sec.gov).

[7] See , e.g. , Comment Letters From Teachers Insurance and Annuity Assoc./College Retirement Equities Fund, Nov. 19, 1997 ("TIAA-CREF Letter"); California Public Employees' Retirement System, Nov. 10, 1997 ("CALPERS Letter"); American Society of Corporate Secretaries, Dec. 8, 1997 ("ASCS Letter"); The Business Roundtable, Dec. 9, 1997 ("BRT Letter"); Barclays Global Investors, Dec. 4, 1997; Georgeson & Company Inc., Dec. 31, 1997 ("Georgeson Letter").

[8] See , e.g. , New York City Employees Retirement System, Nov. 5, 1997 ("NYCERS Letter"); Interfaith Center on Corporate Responsibility, Dec. 23, 1997 ("ICCR Letter"); American Bar Ass'n, Dec. 23, 1997 ("ABA Letter"); Labor Policy Ass'n, Nov. 17, 1997 ("LPA Letter").

[9] See Paragraph (12) under Question 9, *formerly rule* 14a-8(c)(12) (17 CFR 240.14a-8(c)(12)).

[10] Paragraph (5) under Question 9, former rule 14a-8(c)(5) (17 CFR 240.14a-8(c)(5)).

[11] Paragraph (4) under Question 9, former rule 14a-8(c)(4) (17 CFR 240.14a-8(c)(4)).

[12] The mechanism had been included in Paragraph 10 of rule 14a-8 as proposed to be amended. See Proposing Release.

[13] Unless specifically indicated otherwise, none of these revisions are intended to signal a change in our current *interpretations*.

[14] See , e.g. , CALPERS Letter; State Teachers' Retirement Sys. (California), Jan. 12, 1998; Ethics in Investment Committee of the Sisters of Charity of Saint Elizabeth Station, Nov. 19, 1997; Mr. H. Carl McCall, Comptroller of the State of New York, Dec. 24, 1997; American Corporate

Counsel Assoc., Dec. 31, 1997 ("ACCA Letter"); ASCS Letter; Eastman Kodak Co., Nov. 25, 1997; Banc One Corp., Dec. 9, 1998. Some commenters, however, did not believe that the new format would significantly improve the rule's operation. See , e.g. , ABA Letter; New York State Bar Assoc., Dec. 10, 1997 ("New York State Bar Letter").

15 Rule 14a-8(c)(1) (17 CFR 240.14a-8(c)(1)).

16 See ABA Letter; ICCR Letter; Investment Company Institute, Dec. 30, 1997 ("ICI Letter").

17 Rule 14a-8(c)(2) (17 CFR 240.14a-8(c)(2)).

18 Rule 14a-8(c)(3) (17 CFR 240.14a-8(c)(3)).

19 Rule 14a-8(c)(6) (17 CFR 240.14a-8(c)(6)).

20 One commenter thought the proposed language could be read as precluding companies from excluding proposals that companies lack power to implement. See ABA Letter. To the contrary, the revised rule continues to refer to situations where a company lacks "power" to implement the proposal. Thus, for example, exclusion may be justified where implementing the proposal would require intervening actions by independent third parties. See , e.g. , SCEcorp (Dec. 20, 1995) (proposal that unaffiliated fiduciary trustees amend voting agreements). Under current staff interpretations, however, exclusion would not normally be justified if the proposal merely requires the company to ask for cooperation from a third party. See , e.g. , Northeast Utilities System (Nov. 7, 1996) (proposal that the company ask a third party to coordinate annual meetings held by public companies).

21 Rule 14a-8(c)(7) (17 CFR 240.14a-8(c)(7)).

22 Two commenters suggested that we include a non-exclusive list of examples of matters particular to investment companies that would be excludable per se under the ordinary business exception. See ICI Letter; Gordon Altman Butowsky Weitzen Shalov & Wein, Dec. 16, 1997. We have not followed the suggestion. We believe that investment companies are not sufficiently different from other types of issuers to make it appropriate for us to designate a predefined set of topics that would be excepted from the shareholder proposal process established under Rule 14a-8.

23 See , e.g. , ICCR Letter; Jessie Smith Noyes Foundation, Nov. 14, 1997 ("Jessie Smith Noyes Letter"); LongView Collective Investment Fund, Jan. 5, 1998 ("LongView Letter"); ABA Letter; The Chase Manhattan Corp., Jan. 14, 1998 ("Chase Manhattan Letter").

24 Rule 14a-8(c)(8) (17 CFR 240.14a-8(c)(8)).

25 See ABA Letter.

26 Rule 14a-8(c)(9) (17 CFR 240.14a-8(c)(9)).

[27] One commenter thought that the word "directly" may appear to signal a narrowing of the exclusion. See ABA Letter. We believe that the revisions accurately convey our current interpretations of the rule; of course, by revising the rule we do not intend to imply that proposals must be identical in scope or focus for the exclusion to be available. See , e.g. , SBC Communications (Feb. 2, 1996) (shareholder proposal on calculation of non-cash compensation directly conflicted with company's proposal on a stock and incentive plan).

[28] Rule 14a-8(c)(10) (17 CFR 240.14a-8(c)(10)).

[29] Rule 14a-8(c)(11) (17 CFR 240.14a-8(c)(11)).

[30] In Exchange Act Release No. 20091 (Aug. 16, 1983) (48 FR 38218), we stated that a proposal may be excluded under the rule if it has been "substantially implemented."

[31] As explained in Section VI below, we have decided not to modify the percentage of the shareholder vote that a proposal must receive in order to be entitled to re-submission in future years.

[32] See Cracker Barrel Old Country Stores, Inc. (Oct. 13, 1992).

[33] The reversal is effective as of May 21, 1998, and will apply to future Division no-action responses. It will apply to any rule 14a-8 no-action submission that the Division has received before May 21, 1998 if the Division has not issued a corresponding no-action response by the close of business on May 20, 1998.

[34] See Pacific Telesis Group (Feb. 2, 1989).

[35] See Phillip Morris Companies, Inc. (Feb. 13, 1990).

[36] See Reebok Int'l Ltd. (Mar. 16, 1992).

[37] See Transamerica Corp. (Jan. 10, 1990).

[38] See Letter dated January 15, 1993 from Jonathan G. Katz, Secretary to the Commission, to Sue Ellen Dodell, Deputy Counsel, Office of Comptroller, City of New York.

[39] See , e.g. , Investors Focus on Diversity at Texaco Annual Meeting: Company Faces 94 Discrimination Filings, The Washington Post , May 14, 1997; Shareholders Press Shoney's on Bias Issue, The New York Times , Dec. 26, 1996.

[40] See Exchange Act Release No. 12999 (Nov. 22, 1976) (41 FR 52994).

[41] See , e.g. , Calvert Group, Nov. 26, 1997 ("Calvert Letter"); Center for Responsible Investing, Rec'd Nov. 3, 1997; Captains Endowment Assoc., Rec'd Nov. 6, 1997; Social Investment Forum, Jan. 2, 1998 ("Social Investment Forum Letter").

[42] See , e.g. , ASCS Letter; ACCA Letter; BRT Letter; AlliedSignal Inc., Nov. 24, 1997; Ashland Inc., Nov. 21, 1997; LPA Letter; Sullivan & Cromwell, Dec. 29, 1997 ("Sullivan & Cromwell Letter").

[43] See , e.g. , Reebok Int'l Ltd. (Mar. 16, 1992) (noting that a proposal concerning senior executive compensation could not be excluded pursuant to rule 14a-8(c)(7)).

[44] Exchange Act Release No. 12999 (Nov. 22, 1976).

[45] The exclusion has been interpreted previously by the Commission. See , e.g. , Exchange Act Release No. 20091 (Aug. 16, 1983) (48 FR 38218); Exchange Act Release No. 12999 (Nov. 22, 1976) (41 FR 52994); Exchange Act Release No. 4950 (Oct. 9, 1953) (18 FR 6646). It has also been interpreted by the courts. See , e.g. , Grimes v. Ohio Edison Co. , 992 F.2d 455 (2d Cir. 1993); Roosevelt v. E.I. Du Pont De Nemours & Co. , 958 F.2d 416 (D.C. Cir. 1992); Medical Committee for Human Rights v. SEC , 432 F.2d 659 (D.C. Cir. 1970); New York City Employees' Retirement Sys. v. SEC , 843 F. Supp. 858, rev'd 45 F.3d 7 (2d Cir. 1995); Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc. , 821 F. Supp. 877, 891 (S.D.N.Y. 1993).

[46] See , e.g. , ICCR Letter; LongView Letter; Letter from Professor Harvey J. Goldschmid of Columbia University School of Law, and Ira M. Millstein, Senior Partner, Weil, Gotshal & Manges LLP, Dec. 23, 1997 ("Goldschmid and Millstein Letter"). Compare Chase Manhattan Letter.

[47] See , e.g. , Roosevelt v. E.I. Du Pont De Nemours & Co, 958 F.2d at 42-4427 (one-year difference in timing of CFC production phase-out does not implicate significant policy, but longer period might implicate significant policy). In Amalgamated Clothing and Textile Workers Union , 821 F. Supp. at 891, the court required Wal-Mart to include a proposal in its proxy materials that sought information on the company's affirmative action policies and practices, although it also required the proponents to make certain revisions designed to ensure that the proposal did not seek excessive detail.

[48] See Proposing Release, Footnote 79.

[49] Discretionary voting authority is the ability to vote proxies that shareholders have executed and returned to the company, on matters not specifically reflected on the proxy card, and on which shareholders have not had an opportunity to vote by proxy. While not necessarily limited to annual meetings involving the election of directors, this has been the context in which companies have expressed concerns about proponents' attempts to "end run" around the rule 14a-8 process.

[50] See , e.g. , ICCR Letter; TIAA-CREF Letter; LongView Letter; BRT Letter; ACCA Letter; Barclays Global Investors, Dec. 4, 1997; United Brotherhood of Carpenters and Joiners of America ("Carpenters Letter"); International Union of Operating Engineers, Dec. 29, 1997 ("Engineers Letter"); International Brotherhood of Teamsters, Dec. 23, 1997 ("Teamsters Letter"). A few commenters did not favor the proposal. See , e.g. , Gannett

Corp., Nov. 20, 1997; CALPERS Letter; Union of Needletrades, Industrial and Textile Employees, Jan. 2, 1998 ("UNITE Letter").

51 An advance notice provision is a requirement in a company's charter or bylaws that a shareholder proponent notify the company of his/her intention to present a proposal a certain number of days or weeks prior to the shareholders' meeting or the mailing of proxies.

52 As amended, rule 14a-5(e) requires companies to disclose this date in each annual meeting proxy statement or its equivalent. See Section V below.

53 See , e.g. , ACCA Letter; Citicorp, Dec. 23, 1997 ("Citicorp Letter").

54 See , e.g. , Air Products and Chemicals, Inc., Dec. 22, 1997; NationsBank, Nov. 21, 1997; BRT Letter; Sullivan & Cromwell Letter. Other commenters who generally supported proposed new paragraph 14a-4(c)(1) did not note an objection to this aspect of the rule's operation. See , e.g. , Carpenters Letter, Longview Letter; Engineers Letter; ICCR Letter; TIAA-CREF Letter.

55 A company that mails its proxy materials before the expiration of the period established by an advance notice bylaw would continue to be subject to the notice even though it has already mailed its proxies.

56 One commenter suggested that we move the parenthetical referring to the effect of advance notice provisions from the middle of the first sentence of paragraph 14a-4(c)(1) as proposed to the end of the that sentence in order to clarify that an advance notice provision would override the 45-day period established by the rule whether the provision runs from the meeting date or from the mailing date. See Sullivan & Cromwell Letter. We agree and have made the revision.

57 See Sullivan & Cromwell Letter.

58 A few commenters also thought that we should further clarify that new paragraph 14a-4(c)(2) comes into play only if the company receives timely notice of a non-14a-8 proposal for the purposes of paragraph (c)(1). We added clarifying language to the end of paragraph (c)(1) and the beginning of paragraph (c)(2) in response to these comments.

59 See , e.g. , Chevron Corp., Nov. 25, 1997; USX Corp., Dec. 18, 1997.

60 Idaho Power Co. (Mar 13, 1996); Borg-Warner Security Corp. (Mar. 14, 1996).

61 See rule 14a-9 (17 CFR 240.14a-9).

62 See , e.g ., Georgeson Letter; ICCR Letter; UNITE Letter; Davis, Cowell & Bowe, LLP, Jan. 2, 1998. One commenter gave the following example. An insurgent sends out a proxy card seeking shareholder votes on its shareholder resolution. A shareholder who receives the insurgent's card

votes in favor of the proposal, and executes and returns the insurgent's card. But then the company either solicits, or resolicits, the same shareholder, and includes a "withhold" box on management's proxy card relating to the same non-14a-8 proposal. Since the shareholder does not wish to grant management discretionary voting authority on the proposal, it checks the box. But then, in the commenter's view, it may be unclear whether the shareholder has executed a subsequent proxy that revokes the shareholder's execution of the insurgent's card under applicable state law. See ICCR Letter at 32-33.

63 A few commenters from the shareholder community suggested that we overcome possible confusion by requiring companies to permit shareholders to vote "for" or "against" non-14a-8 proposals. Commenters from the corporate community that addressed the matter opposed such an approach, and we believe that the amendments adopted today adequately accomplish our goal of providing clearer guidelines in this area. Contrary to the statements by some commenters, it is not necessarily a precondition for the exercise of discretionary voting authority under the Division's current no-action letters that companies include an extra item on their proxy cards permitting shareholders to vote "for" or "against" non-14a-8 proposals. See Idaho Power and Borg-Warner .

64 See , e.g. , BRT Letter; ASCS Letter; J.C. Penny Company, Dec. 19, 1997; Champion Int'l Corp., Dec. 18, 1997; International Paper, Nov. 19, 1997.

65 See , e.g. , Mr. Jack Sheinkman, Vice-Chair Amalgamated Bank of New York, and President Emeritus Amalgamated Clothing & Textile Workers Union AFL-CIO, CLC, Nov. 7, 1997; Service Employees Int'l Union, Dec. 31, 1997; Engineers Letter; Carpenters Letter; National Electrical Benefit Fund, Dec. 22, 1997 ("NEBF Letter").

66 See , e.g. , NEBF Letter; Carpenters Letter; UNITE Letter; Engineers Letter; LongView Letter; Citicorp Letter; Questar Corp., Dec. 31, 1997; Harrah's Entertainment, Inc., Dec. 31, 1997; see also Goldschmid and Millstein Letter.

67 See United Mine Workers v. Pittston Co ., (1989-1990 Transfer Binder) Fed. Sec. L.Rep. (CCH) P 94,946 (D.D.C. Nov. 24, 1989); and Larkin v. Baltimore Bancorp , 769 F. Supp. 919 (D. Md. 1991).

68 See , e.g. , ABA Letter; BRT Letter; ASCS Letter; Goldschmid and Millstein Letter. A few commenters within the shareholder community supported reversal of the position. See , e.g. , Engineers Letter; Carpenters Letter.

69 For favorable comments, see, e.g. , TIAA-CREF Letter; ABA Letter; GE Stockholders' Alliance, Oct. 16, 1997. But see, e.g. , ICCR Letter.

70 See Calvert Letter.

71 See the answer to Question 2.

[72] See , e.g. , ASCS Letter; ABA Letter; BRT Letter; see also ICCR Letter.

[73] See , e.g. , ABA Letter; ASCS Letter; TIAA-CREF Letter; GE Stockholders' Alliance, Oct. 16, 1997. But see ICCR Letter; Carpenters Letter.

[74] See Rule 14a-8(j)(Question 10).

[75] See Section IV above. The new information, if applicable, would be disclosed under Item 5 of Form 10-Q or 10-QSB ("Other Information").

[76] See ABA Letter; New York State Bar Letter.

[77] See W.R. Grace & Co., Oct. 28, 1997.

[78] See , e.g. , CALPERS Letter; ICCR Letter; ASCS Letter.

[79] See , e.g. , ICCR Letter; Teamsters Letter; Captains Endowment Ass'n, rec'd Nov. 6, 1997; Davis, Cowell & Bowe LLP, Jan. 2, 1998 ("Davis, Cowell & Bowe Letter").

[80] Social issue proposals are generally not excludable under paragraph (4). In 1983, we amended the rule to clarify that it would not apply, without other factors, to exclude a proposal "relating to an issue in which a proponent was personally committed or intellectually and emotionally interested." Exchange Act Release No. 20091 (Aug. 16, 1983) (48 FR 38218).

[81] See , e.g. , ICCR Letter; NYCERS Letter; Calvert Letter; Social Investment Forum Letter; the School Sisters of Notre Dame, Oct. 20, 1997; the Conference on Corporate Responsibility of Indiana and Michigan, Oct. 14, 1997; CALPERS Letter (indicating that it might support more modest increases in the thresholds); but see TIAA-CREF Letter (supporting the increases at the levels proposed). These commenters were concerned that the increases would operate to exclude too great a percentage of proposals -- particularly those focusing on social policy issues which tend to receive lower percentages of the shareholder vote.

[82] Former paragraphs (c)(7) and (c)(5) of rule 14a-8. See , e.g. , ABA Letter; ACCA Letter; LPA Letter; AT&T, Dec. 24, 1997; Household Int'l, Inc., Jan. 6, 1998; Federal Express Corp., Jan. 2, 1998; ICI Letter (concerned that proposal if adopted might be costly and disruptive for investment companies)

[83] See , e.g. , ASCS Letter; BRT Letter; FMC Corp., Dec. 5, 1997; Ford Motor Company, Dec. 23, 1997; New York State Bar Letter.

[84] See , e.g. , ASCS Letter; BRT Letter; Unocal Corp., Nov. 24, 1997.

[85] See , e.g. , TIAA-CREF Letter; CALPERS Letter; Carpenters Letter; Jessie Smith Noyes Letter; NYCERS Letter; ICCR Letter.

[86] See , e.g. , ICCR Letter; LongView Letter. See also ICI Letter.

[87] See Proposing Release, Section V.

[88] 15 U.S.C. 78m, 78n & 78u.

[89] 15 U.S.C 80a-1 et seq.

[90] Paragraph (5) under Question 9, former rule 14a-8(c)(5).

[91] Because we are not adopting the proposed "override", we also are not adopting certain measures designed to enable shareholders to use it, including the proposed qualified exemption from the proxy rules, and safe harbor from beneficial ownership reporting obligations under Section 13(d) of the Exchange Act.

[92] 17 CFR 240.0-10.

[93] 17 CFR 270.0-10.

[94] See Proposing Release, Footnote 14.

[95] This average is based on respondents reporting costs greater than zero. Reported costs ranged from a low of $10 to a high of approximately $1,200,000. The median cost was $10,000 .

[96] ICCR Letter at 9.

[97] This average is based on respondents reporting costs greater than zero. Reported costs ranged from a low of $200 to a high of nearly $900,000. The median cost was $10,000.

[98] See ICCR Letter at 9-10.

[99] No commenters provided information on the likely impact reversal of the position will have on the number of shareholder proposals submitted to companies each year.

[100] UNITE Letter.

[101] In order to comply, an insurgent is required to send to the company advance written notice of its intention to solicit the percentage of a company's shareownership required to carry the proposal, followed by evidence of the solicitation, and to include what should in most cases amount to little more than an additional sentence in the insurgent's proxy statement.

[102] See Proposing Release, Section VI.

[103] Paragraph (5) under Question 9, former rule 14a-8(c)(5).

[104] Because we are not adopting the proposed "override", we also are not adopting certain measures designed to enable shareholders to use it,

including the proposed qualified exemption from the proxy rules, and safe harbor from beneficial ownership reporting obligations under Section 13(d) of the Exchange Act.

105 This average is based on respondents reporting costs greater than zero. Reported costs ranged from a low of $10 to a high of approximately $1,200,000. The median cost was $10,000.

106 See Shareholder Rights Analysis: The Impact of Proposed SEC Rules on Resubmission of Shareholder Resolutions, Social Investment Forum Foundation, Dec. 10, 1997.

107 This average is based on respondents reporting costs greater than zero. Reported costs ranged from a low of $200 to a high of nearly $900,000. The median cost was $10,000.

108 See ICCR Letter at 9-10.

109 In the period from September 30, 1996 to September 30, 1997, we received approximately 400 submissions under rule 14a-8.

110 No commenters provided information on the likely impact reversal of the position will have on the number of shareholder proposals submitted to companies each year.

111 See , e.g ., Michael P. Smith, Shareholder Activism by Institutional Investors: Evidence from CalPERS, The Journal of Finance , Vol. LI, No. 1, March 1996; Sunil Wahal, Pension Fund Activism and Firm Performance, Journal of Financial and Quantitative Analysis , Vol. 31, No. 1, March 1996.

112 Even if a proposal does not obtain shareholder approval, however, it may nonetheless influence management, especially if it receives substantial shareholder support. A proposal may also influence management even if it is not put to a shareholder vote. We understand that in some instances management has made concessions to shareholders in return for the withdrawal of a proposal.

113 UNITE Letter.

114 See Harrah's Entertainment, Inc., Dec. 31, 1997.

115 We have no basis for estimating reliably how many resolicitations, if any, are likely to be avoided in any given year as a result of the amendments.

116 Davis, *Cowell* & *Bowe* Letter at 4.

117 In order to comply, an insurgent is required to send to the company advance written notice of its intention to solicit the percentage of a company's shareownership required to carry the proposal, followed by evidence of the solicitation, and to include what should in most cases amount to little more than an additional sentence in the insurgent's proxy

statement.

118 15 U.S.C. 78w(a).

119 17 CFR 240.14a-101.

120 See Proposing Release, Section VII.

121 17 CFR 240.14a-101.

122 See Section IV above.

123 Id .

http://www.sec.gov/rules/final/34-400018.htm

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14C (CF)

Action: Publication of CF Staff Legal Bulletin

Date: June 28, 2005

Summary: This staff legal bulletin provides information for companies and shareholders regarding rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this legal bulletin represent the views of the Division of Corporation Finance. This bulletin is not a rule, regulation, or statement of the Securities and Exchange Commission. Further, the Commission has neither approved nor disapproved its content. The references to "we," "our," and "us" are to the Division of Corporation Finance.

Contacts: For further information, please contact the Office of Chief Counsel in the Division of Corporation Finance at (202) 551-3500.

A. What is the purpose of this bulletin?

This bulletin is part of a continuing effort by the Division of Corporation Finance to identify and provide guidance on issues that arise commonly under rule 14a-8. Specifically, this bulletin contains information regarding:

- the addresses for submitting no-action requests and shareholder responses to those requests;
- the application of rule 14a-8(i)(6) to proposals calling for director independence;
- the application of rule 14a-8(i)(7) to proposals referencing environmental or public health issues;
- the application of rule 14a-8(l);
- the company facsimile number shareholder proponents should rely on when transmitting proposals and responses to notices of defects;
- the written materials that should accompany a no-action request;

- the withdrawal of a proposal submitted by multiple shareholder proponents; and
- the circumstances under which we will transmit our no-action responses by facsimile.

The following additional guidance regarding rule 14a-8 is available on the Commission's website:

- the text of rule 14a-8, which is in Exchange Act Release No. 40018 (May 21, 1998), at www.sec.gov/rules/final/34-40018.htm;
- SLB No. 14, which explains the rule 14a-8 no-action process and addresses matters of interest to companies and shareholder proponents, at www.sec.gov/interps/legal/cfslb14.htm;
- SLB No. 14A, which clarifies our position on shareholder proposals related to equity compensation plans, at www.sec.gov/interps/legal/cfslb14a.htm; and
- SLB No. 14B, which clarifies and updates some of the guidance contained in SLB No. 14, at www.sec.gov/interps/legal/cfslb14b.htm.

B. Have the addresses for submitting no-action requests and shareholder responses to those requests changed from those published in SLB No. 14?

Yes. The Commission has moved its headquarters. As a result, you should use the following addresses:

- rule 14a-8 no-action requests submitted by registered investment companies and business development companies, as well as shareholder responses to those requests, should be sent to:

  U.S. Securities and Exchange Commission
  Division of Investment Management
  Office of Legal and Disclosure
  901 E Street, N.W.
  Washington, D.C. 20549

- all other rule 14a-8 no-action requests and shareholder responses to those requests should be sent to:

  U.S. Securities and Exchange Commission
  Division of Corporation Finance
  Office of Chief Counsel
  100 F Street, N.E.
  Washington, D.C. 20549

C. Under rule 14a-8(i)(6), when do we concur with a company's

view that there is a basis for excluding a proposal calling for director independence?

1. Rule 14a-8(i)(6)

Rule 14a-8(i)(6) is one of the substantive bases for exclusion in rule 14a-8. It permits a company to exclude a proposal that the company would lack the power or authority to implement.

2. Our analysis of no-action requests from companies that intend to rely on rule 14a-8(i)(6) to exclude proposals calling for director independence

Our analysis of whether a proposal that seeks to impose independence qualifications on directors is beyond the power or authority of the company to implement focuses primarily on whether the proposal requires continued independence at all times. In this regard, although we would not agree with a company's argument that it is unable to ensure the election of independent directors, we would agree with the argument that a board of directors lacks the power to ensure that its chairman or any other director will retain his or her independence at all times. As such, when a proposal is drafted in a manner that would require a director to maintain his or her independence at all times, we permit the company to exclude the proposal under rule 14a-8(i)(6) on the basis that the proposal does not provide the board with an opportunity or mechanism to cure a violation of the standard requested in the proposal. In contrast, if the proposal does not require a director to maintain independence at all times or contains language permitting the company to cure a director's loss of independence, any such loss of independence would not result in an automatic violation of the standard in the proposal and we, therefore, do not permit the company to exclude the proposal under rule 14a-8(i)(6).

We believe that our approach is consistent with Commission rules relating to director independence. Specifically, Exchange Act rule 10A-3, adopted pursuant to Exchange Act Section 10A(m), mandates various audit committee requirements for most exchange-listed issuers, including a requirement that audit committees consist entirely of independent directors. Although rule 10A-3 requires entirely independent audit committees for most listed issuers, the rule also contemplates that a director may cease to be independent. In addition, both Section 10A(m) and rule 10A-3 require that an issuer have an opportunity to cure any non-compliance with the applicable audit committee independence requirements before such non-compliance may serve as a basis for prohibiting the listing of the issuer's securities. Therefore, we believe that our view that a board lacks the power to ensure that a director maintains his or her independence at all times is consistent with Section 10A(m) and rule 10A-3, which not only contemplate that a board member may lose independence, but require that mechanisms exist to allow an issuer to cure such a loss.

The following chart illustrates our analysis of the application of rule 14a-8(i)(6) to proposals calling for director independence, and demonstrates that, as we indicated in question and answer B.6 of SLB No. 14, differing language in proposals may result in different no-action responses.

Company	Proposal	Date of our response	Our response
Allied Waste Industries, Inc.	"The shareholders . . . urge the Board of Directors . . . to amend the by-laws to require that an independent director who has not served as the chief executive of the Company serve as Board Chair."	Mar. 21, 2005	We concurred in Allied Waste's view that it could exclude the proposal under rule 14a-8(i)(6). In doing so, our response noted that the proposal did not provide the board with an opportunity or mechanism to cure a violation of the independence standard requested in the proposal.
Merck & Co., Inc.	"The shareholders . . . request that the Board of Directors establish a policy of separating the roles of Board Chair and Chief Executive Officer (CEO) whenever possible, so that an independent director who has not served as an executive officer of the Company serves as Chair of the Board of Directors."	Dec. 29, 2004	We did not concur in Merck's view that it could exclude the proposal under rule 14a-8(i)(6). The proposal provided the board with an opportunity or mechanism to cure a violation of the independence standard requested in the proposal.
The Walt Disney Co.	"[T]he shareholders . . . urge the Board of Directors to amend the Corporate Governance Guidelines, and take what ever other actions are necessary to set as a company policy that the Chairman of the Board of Directors will always be an independent member of the Board of Directors, except in rare and explicitly spelled out, extraordinary circumstances."	Nov. 24, 2004	We did not concur in Disney's view that it could exclude the proposal under rule 14a-8(i)(6). The proposal provided the board with an opportunity or mechanism to cure a violation of the independence standard requested in the proposal.

D. Under rule 14a-8(i)(7), when do we concur with a company's view that there is a basis for excluding a proposal referencing environmental or public health issues as relating to the ordinary business matter of evaluating risk?

1. Rule 14a-8(i)(7)

Rule 14a-8(i)(7) is another of the substantive bases for exclusion in rule 14a-8. It permits a company to exclude a proposal that deals with a matter relating to the company's ordinary business operations. The fact that a

proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials. As the Commission stated in Exchange Act Release No. 40018, proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable, because the proposals would transcend the day-to-day business matters . . . ."

2. Our analysis of no-action requests from companies that intend to rely on rule 14a-8(i)(7) to exclude proposals as relating to an evaluation of risk

Each year, we are asked to analyze numerous proposals that make reference to environmental or public health issues. In determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole. To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7). The following chart illustrates this distinction.

Company	Proposal	Date of our response	Our response
Xcel Energy Inc.	"That the Board of Directors report . . . on (a) the economic risks associated with the Company's past, present, and future emissions of carbon dioxide, sulphur dioxide, nitrogen oxide and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions and (b) the economic benefits of committing to a substantial reduction of those emissions related to its current business activities (i.e. potential improvement in competitiveness and profitability)."	Apr. 1, 2003	We concurred in Xcel's view that it could exclude the proposal under rule 14a-8(i)(7), as relating to an evaluation of risks and benefits.
Exxon Mobil Corp.	"[S]hareholders request . . . a report . . . on the potential environmental damage	Mar. 18, 2005	We did not concur in ExxonMobil's view that it could exclude the proposal under rule

	that would result from the company drilling for oil and gas in protected areas . . . ."		14a-8(i)(7).

E. Must a company submit a no-action request to exclude a shareholder proponent's name or address from its proxy statement under rule 14a-8(l)?

No. Rule 14a-8(l) is a self-executing provision of the rule that permits a company to exclude from its proxy statement a shareholder proponent's name, address, and number of voting securities held, as long as the company includes a statement that it will provide this information to shareholders promptly upon receiving an oral or written request.

F. What company facsimile number should a shareholder proponent rely on when transmitting a proposal or transmitting a response to a notice of defects?

A shareholder proponent is encouraged to submit a proposal or a response to a notice of defects by a means that allows him or her to determine when the proposal or response was received by the company, such as by facsimile. However, if the shareholder proponent transmits these materials by facsimile, the shareholder proponent should ensure that he or she has obtained the correct facsimile number for making such submissions. For example, if the shareholder proponent obtains the company's facsimile number from a third-party website, and the facsimile number is incorrect, the shareholder proponent's proposal may be subject to exclusion on the basis that the shareholder proponent failed to submit the proposal or response in a timely manner. As such, shareholder proponents should use the facsimile number for submitting proposals that the company disclosed in its most recent proxy statement. In those instances where the company does not disclose in its proxy statement a facsimile number for submitting proposals, we encourage shareholder proponents to contact the company to obtain the correct facsimile number for submitting proposals and responses to notices of defects.

G. When submitting a no-action request, should a company provide us with all relevant correspondence exchanged with the shareholder proponent(s)?

Yes. As we indicated in question and answer G.7 of SLB No. 14 and question and answer F.3 of SLB No. 14B, a company should provide us with all relevant correspondence when submitting a no-action request. In this regard, we wish to reiterate that our process may be delayed unless the company provides with its no-action request:

- a copy of the shareholder proposal;
- copies of any cover letters that the shareholder proponent(s) provided with the proposal;
- any addresses and facsimile numbers of the shareholder proponent (s); and

- any other correspondence the company has exchanged with the shareholder proponent(s) relating to the proposal, such as any notices of defects and any shareholder responses to the notices.

H. When a company submits a letter withdrawing a no-action request for a proposal submitted by multiple proponents, should the company include documentation demonstrating that each shareholder proponent has agreed to withdraw the proposal?

Yes. As we indicated in question and answer B.15 of SLB No. 14, when a proposal is submitted by multiple shareholder proponents and the proposal is withdrawn, the company should include with its withdrawal letter documentation demonstrating that each shareholder proponent has agreed to withdraw the proposal. In this regard, if each shareholder proponent has designated a lead individual to act on its behalf, and the company is able to demonstrate that the individual is authorized to act on behalf of all of the shareholder proponents, the company need only provide a letter from that lead individual indicating that it is withdrawing the proposal on behalf of all of the shareholder proponents. You can find additional guidance regarding withdrawals of no-action requests in questions and answers B.14 and B.15 of SLB No. 14.

I. Will we transmit our no-action responses by facsimile to companies and shareholder proponents?

Yes. As we indicated in question and answer F.3 of SLB No. 14B, we may transmit our responses by facsimile during the highest volume periods of the rule 14a-8 season to ensure that companies and shareholder proponents are given timely responses. If we are unable to mail our response promptly, we will transmit our response by facsimile if the company requests such a transmission and provides facsimile numbers for both the company and the shareholder proponent. We will not transmit the response to the company by facsimile when we have a facsimile number for the company but not for the shareholder proponent.

We wish to reiterate that the practice of transmitting copies of our no-action responses by facsimile is a courtesy and is not required by Commission rules. In addition, we remind companies and shareholder proponents that commercial databases check the Commission's Public Reference Room routinely for new no-action responses issued by the Division and upload the responses to their systems. As a result, the company or the shareholder proponent often may find our response in the Public Reference Room or on a commercial database prior to their receipt of that response.

J. Conclusion

We hope that this bulletin, along with SLB No. 14, SLB No. 14A, and SLB No. 14B, helps you gain a better understanding of rule 14a-8, the no-action request process, and our views on some significant issues that arise commonly during our review of rule 14a-8 no-action requests. We believe that these bulletins contain information that will assist in the efficient operation of the rule 14a-8 process for both companies and shareholders.

http://www.sec.gov/interps/legal/cfslb14c.htm

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Modified: 06/28/2005

Citation Search Result Rank 1 of 1 Database
28 S.E.C. Docket 798 FSEC-RELS
Release No. 20091, Release No. 34-20091, 28 S.E.C. Docket 798,
1983 WL 33272 (S.E.C. Release No.)
(Cite as: 1983 WL 33272 (S.E.C. Release No.))

*1 17 CFR PART 240

S.E.C. Release No.

Securities Exchange Act of 1934

Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders

August 16, 1983

AGENCY: Securities and Exchange Commission.

ACTION: Final rule.

SUMMARY: The Commission announces the adoption of amended Rule 14a-8, which provides security holders a right to have their proposals included in the proxy statement of issuers subject to the proxy rules under the Securities Exchange Act of 1934. This action completes the second project in the Commission's Proxy Review Program.

DATE: Effective date: All of the amendments to Rule 14a-8 adopted August 16, 1983 with the exception of the changes to the timeliness provisions of paragraphs (a)(3) and (d) are applicable to proposals submitted for inclusion in proxy material to be filed preliminarily with the Commission on or after January 1, 1984. The new timeliness requirements in paragraphs (a)(3) and (d) apply to proposals submitted for inclusion in proxy material to be filed preliminarily with the Commission on or after July 1, 1984.

FOR FURTHER INFORMATION CONTACT: William E. Morley or John J. Gorman, (202) 272-2573, Office of the Chief Counsel, Division of Corporation Finance, Securities and Exchange Commission, 450 Fifth Street, NW., Washington D.C. 20549.

SUPPLEMENTARY INFORMATION: The Securities and Exchange Commission today announced the adoption of amendments to Rule 14a-8 [17 CFR 240.14a-8] under the Securities Exchange Act of 1934 (the 'Exchange Act') [15 U.S.C. 78a et seq. (1979 and Supp. IV 1980)] and certain interpretations thereunder. The amendments adopted today were the subject of Release No. 34-19135 (October 14, 1982) 47 FR 47420 (the 'Proposing Release') in which the Commission undertook a comprehensive re-examination of the security holder proposal process.

I. Executive Summary

In the Proposing Release, the Commission requested comment on the basic issues as to whether security holders' access to issuers' proxy statements should be provided under the Exchange Act, the nature of such access and the Commission's role in administering the process, however defined. The Proposing Release included three specific alternative proposals in the event the Commission were to conclude that continued federal regulation of the security holder proposal process is appropriate.

Proposal I retained the current framework of Rule 14a-8 but incorporated certain revisions to specific provisions, several interpretations thereunder and staff practices in administering the rule. The proposed revisions were designed principally to remove those procedural provisions not required to further the

purpose of the rule and to clarify and to simplify the application of the rule.

Proposal II would have permitted issuers and their security holders to adopt their own procedures govering access to the issuer's proxy statement, subject to certain minimum standards prescribed by the Commission. Administration of such procedures would have been left essentially to issuers and their shareholders, and ultimately the courts.

*2 The third proposal based on the premise that security holders should have relatively unfettered access to an issuer's proxy statement. Proposal III would have required the inclusion of any proposal proper under state law except those involving the election of directors. Proposal III would have limited the maximum number of proposals required to be included, and where necessary, would have had proposals to be included selected by lot.

The Proposing Release elicited a substantial number of comment letters. [FN1] The commentators included representatives from all segments of the public that are concerned with the security holder proposal process: Issuers, attorneys, shareholders (including those who have been proponents and those who have not), proponents' representatives and public interest organizations. While the comments ranged from statements that the existing rule works well and should not be changed to suggestions that issuers be given unrestricted rights to establish their own procedures for security holder proposals, there was extensive support for continued security; holder access to the issuer's proxy statement under the Exchange Act and for continued Commission, rather than judicial, administration of the process.

A substantial majority of the commentators favored Proposal I or a continuation of the current rule with no change. [FN2]

While there was some limited support, mostly from issuers, for the approach proposed in Proposal II, [FN3] most commentators were concerned that Proposal II would create serious problems of administration as there would be no uniformity or consistency in determining the inclusion of security holder proposals. Exacerbating the problem generated by provisions individual to each issuer would be the effect of the fifty state judicial systems administering the process.

Only a few commentators supported Proposal III. [FN4] A number of commentators expressed concern that the proposal would result in costly and time consuming litigation. Many took issue with the basic assumption underlying the lottery selection of proposals i.e., that all proposals are of equal merit.

After review of the constructive and detailed views of the commentators and after consideration of the issues presented in the Proposing Release, the Commission has determined that shareholder access to issuers' proxy materials is appropriate and that federal provision of that access is in the best interests of shareholders and issuers alike.

Moreover, based on the overwhelming support of the commentators and the Commission's own experience, the Commission has determined that the basic framework of current Rule 14a-8 provides a fair and efficient mechanism for the security holder proposal process, and that with the modifications to the rule and interpretations thereunder discussed in this Release, Proposal I should serve the interests of shareholders and issuers well. There follows a discussion of the highlights of the revisions to Rule 14a-8 adopted today. Interested persons are directed to the text of amended Rule 14a-8 and the

Proposing Release for a more complete understanding.

II. Discussion of Specific Provisions of Amended Rule 14a-8

A. Procedural Requirements for Proponents

*3 1. Rule 14a-8(a)(1) [17 CFR 240.14a-8(a)(1)]--Eligibility. The Commission proposed a revision to Rule 14a-8(a)(1) that would provide that to be eligible to submit a proposal, a proponent must own at least 1% or $1000 [FN5] in market value of a security entitled to be voted at the meeting on the proposal and have held such securities for no less than one year prior to the date on which he submits the proposal.

A majority of the commentators specifically addressing this issue supported the concept of a minimum investment and/or a holding period as a condition to eligibility under Rule 14a-8. Many of those commentators expressed the view that abuse of the security holder proposal rule could be curtailed by requiring shareholders who put the company and other shareholders to the expense of including a proposal in a proxy statement to have some measured economic stake or investment interest in the corporation. The Commission believes that there is merit to those views and is adopting the eligibility requirement as proposed.

A number of commentators did, however, point out that changing market values for an issuer's securities could create problems in determining whether a proponent met the requirement that he own $1,000 of an issuer's securities for at least one year at the time that the proposal is submitted. In order to alleviate the questions the Commission is establishing the following test for determining whether a proponent has held $1,000 worth of the issuer's securities: The securities have been held for at least one year and are valued at $1,000 computed by use of the average of the bid and asked prices of such securities, as of a date within 60 days prior to the date of submission of the proposal.

The Proposing Release also included a revision of the second sentence of Rule 14a-8(a)(1) that would change the time limit for a proponent to provide documentation of his beneficial ownership of the issuer's securities from 10 business days to 14 calendar days. There was no specific opposition to the change and it is being adopted as proposed. It was suggested, however, that the rule require a proponent to deliver such documentation to the issuer at the time the proposal is submitted. Paragraph (a)(2) of Rule 14a-8, as adopted today, has been revised to include such a requirement.

Finally, the Commission proposed that persons who solicited an issuer's security holders through a 'general proxy solicitation' with respect to the same shareholders' meeting would be ineligible to include a proposal in the issuer's proxy materials pursuant to Rule 14a-8. A number of commentators raised concerns with respect to the term 'general proxy solicitation'. The Commission has revised the provision to delete all references to 'general proxy solicitation.' Rather than relying on the concept of a 'general proxy solicitation,' the provision simply provides that proponents who deliver written proxy materials to holders of more than 25% of a class of the issuer's outstanding securities entitled to vote on the proposal are ineligible to submit any security holder proposals for inclusion in the issuer's proxy soliciting material.

*4 2. Rule 14a-8(a)(2) [17 CFR 240.14a-8(a)(2)]--Notice. The Commission

)roposed the elimination of the requirement that the proponent notify the issuer)f his intention to appear personally at the meeting. Commentators were split :airly evenly on whether or not to eliminate this requirement. The Commission)elieves that the requirement serves little purpose and only encumbers)roponents and therefore has deleted such requirement from the rule.

The Commission also proposed a change in the existing rule which would permit ı proponent to arrange, from the outset, to have any person who is permitted ınder applicable state law to present the proposal for action at the meeting. A najority of the commentators that addressed this point supported the change. Those opposing the change argued that the annual meeting is a shareholders' neeting and that any representative selected to present the proposal should be a shareholder. The Commission continues to believe, however, that where state law permits a person other than a shareholder to act as proxy for a shareholder, such person should be permitted to present the proposal. Accordingly, the Commission has adopted the proposed change to Rule 14a-8(a)(2).

There was general support for the proposed requirement that a proponent notify the issuer at the time he submits the proposal of his name, address, the number of the issuer's securities that he holds of record or beneficially and the dates upon which he acquired such securities. The Commission is adopting that provision with one addition. As discussed earlier in connection with the eligibility requirements under Rule 14a-8(a)(1), the rule as adopted also requires that the proponent provide the issuer with documentary support for any claim of beneficial ownership at the time that the proponent submits his proposal.

Finally, the Commission also has adopted the proposed change in a staff interpretation of Rule 14a-8(a)(2) to the effect that attendance at another shareholders' meeting will no longer be good cause for failure to present a proposal at an issuer's shareholders meeting.

3. Rule 14a-8(a)(3) [17 CFR 240.14a-8(a)(3)]--Timeliness. The Commission has adopted the proposed extension of the deadline for submission of proposals to be included in annual meeting proxy material from 90 to 120 days to give issuers and the Commission's staff adequate time to process proposals.

In adopting the new timeliness deadlines in Rules 14a-8(a)(3) and 14a-8(d), the Commission realizes that many proponents and issuers may be adversely affected unless there is a reasonably lengthy transition period prior to the effectiveness that will allow all interested persons adequate time to familiarize themselves with the requirements and to comply with those requirements. In addition, issuers will need additional time to supply the notice required by Rule 14a-5(f) [17 CFR 240.14a-5(f)] in their proxy statements. Accordingly, while all of the other amendments to Rule 14a-8 adopted today will be applicable to proposals submitted to issuers who file their preliminary proxy materials with the Commission on or after January 1, 1984, the effectiveness of the new timeliness deadlines set forth in paragraphs (a)(3) and (d) of the amended rule are deferred an additional six months. Thus, the new timeliness requirements will apply only to those proposals submitted to issuers filing their preliminary proxy material with the Commission on or after July 1, 1984.

B. Rule 14a-8(a)(4) [17 CFR 240.14a-8(a)(4)]--Number of Proposals

*5 The Commission is adopting the proposed reduction in the number of proposals that a proponent may submit to an issuer in any one year from two to one. The majority of the commentators addressing this issue were in favor of the change. The Commission believes that this change is one way to reduce issuer costs and to improve the readability of proxy statements without substantially limiting the ability of proponents to bring important issues to the shareholder body at large.

The Commission also proposed a second change to Rule 14a-8(a)(4) which would give a proponent 14 calendar days rather than 10 business days 'to reduce the number of words or the number of proposals' after being notified by the issuer that he had exceeded the limits set forth in the rule. There was no specific opposition to the change and it is being adopted as proposed.

In the Proposing Release, the Commission requested comment on the possibility of requiring proponents to pay a fee in connection with the submission of their proposals. A majority of the commentators addressing this question, almost exclusively issuers, supported the idea of a fee. Those comments, however, raised a great many questions as to the appropriate amount of such a fee and the manner in which the fee should be collected. In light of the significant questions as to the practicality and the feasibility of such an assessment, the Commission has determined not to adopt a fee requirement at this time.

C. Rule 14a-8(b)(1)--Supporting Statements for Proposals

The Proposing Release included a revision to Rule 14a-8(b) [17 CFR 240.14a-8(b)] to permit proponents to include a supporting statement for their proposals when management does not oppose the proposal. The Commission believes such supporting statements can provide shareholders with background information that may be helpful in considering the proposal and has adopted such revision.

The Commission also has amended the rule to permit a proponent an aggregate of 500 words for his proposal and supporting statement to be allocated at his discretion.

D. Rule 14a-8(b)(2)--Indentification of Proponent

The Commission is adopting Rule 14a-8(b)(2) as proposed. Under the rule, the Commission will no longer provide the name and address of a proponent who is not identified in the proxy statement. Such information will have to be obtained from the issuer.

In response to a request made by a number of commentators, the Commission wishes to make it clear that an issuer is not required under the rule to include the name and address of the proponent in its proxy materials, but may do so at its sole discretion. Where the issuer chooses to exclude such information, it is required only to indicate that it will provide such information on request.

E. Substantive Grounds for Omission of Security Holder Proposals

1. Rule 14a-8(c)(1) [17 CFR 240.14a-8(c)(1)]--Not a Proper Subject for Action by Security Holders Under State Law. While no change was proposed to Rule 14a-8(c)(1), a number of commentators argued that the Note to paragraph (c)(1) should be deleted, since the Note elevated from over substance in considering whether a proposal would be a proper subject for action by security holders under applicable state law. The Note was first added to Rule 14a-8 in 1976 [FN6] to explain the staff's interpretive approach in considering the application of paragraph (c)(1). That interpretation was based on the

experience of the staff that generally under state corporation law a request for the board of directors to consider certain actions was deemed proper for shareholder action as it did not infringe upon the directors' statutory authority to manage the corporation.

*6 To reiterate what the Commission said in 1976.

[I]t is the Commission's understanding that the laws of most states do not, for the most part, explicitly indicate those matters which are proper for security holders to act upon but instead provide only that 'the business and affairs of every corporation organized under this law shall be managed by its board of directors,' or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or the corporation's charter or by-laws. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute. On the other hand, however, proposals that merely recommend or request that the board take certain action would not appear to be contrary to the typical state statute, since such proposals are merely advisory in nature and would not be binding on the board even if adopted by a majority of the security holders. [FN7]

The Commission believes, on the basis of opinions submitted to it by issuers and proponents, that this view continues to reflect general state corporate law. The Note, however, has been revised to make it clear that whether the nature of the proposal, mandatory or precatory, affects its includability is solely a matter of state law, and to dispel any mistaken impression that the Commission's application of paragraph (c)(1) is based on the form of the proposal.

2. Rule 14a-8(c)(3) [17 CFR 240.14a-8(c)(3)]--Proposals that Are Contrary to the Commission's Proxy Rules, Including Rule 14a-9. Although the Commission did not propose any changes to Rule 14a-8(c)(3), the Proposing Release discussed certain staff practices in administering this provision. The Commission indicated that it believed it appropriate for the staff to give proponents the opportunity to amend portions of proposals or supporting statements which might be violative of Rule 14a-9 at the time they were submitted, since issuers are accorded the same opportunities with respect to their soliciting materials. While some commentators were critical of the latitude given to proponents to make such modifications, the Commission has determined not to change its administration of paragraph (c)(3).

3. Rule 14a-8(c)(4) [17 CFR 240.14a-8(c)(4)]--Personal Claim or Grievance. The proposed change to Rule 14a-8(c)(4) was intended to clarify the scope of the exclusionary paragraph and to insure that the security holder proposal process would not be abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuers shareholders generally. Some commentators expressed concern that, as proposed, the 'personal interest' grounds for exclusion could be applied to exclude a proposal relating to an issue in which a proponent was personally committed or intellectually and emotionally interested. This is not the Commission's intent. In order to allay such concerns and clarify the intended scope of revised paragraph (c)(4), the Commission has incorporated such commentators' suggested revision. As so revised the rule now refers to a 'proposal . . . designed to result in a benefit

to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large.'

*7 4. Rule 14a-8(c)(5) [17 CFR 240.14a-8(c)(5)]--Not Significantly Related to the Issuer's Business. The Commission is adopting Rule 14a-8(c)(5) as proposed. Paragraph (c)(5) relates to proposals concerning the functioning of the economic business of an issuer and not to such matters as shareholders' rights, e.g., cumulative voting.

5. Rule 14a-8(c)(7) [17 CFR 240.14a-8(c)(7)]--Ordinary Business. The Commission did not propose any change to existing Rule 14a-8(c)(7), but did propose a significant change in the staff's interpretation of that rule. In the past, the staff has taken the position that proposals requesting issuers to prepare reports on specific aspects of their business or to form special committees to study a segment of their business would not be excludable under Rule 14a-8(c)(7). Because this interpretation raises form over substance and renders the provisions of paragraph (c)(7) largely a nullity, the Commission has determined to adopt the interpretative change set forth in the Proposing Release. Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7).

6. Rule 14a-8(c)(10) [17 CFR 240.14a-8(c)(10)]--moot. As with Rule 14a-8(c)(7), the Commission did not propose to change Rule 14a-8(c)(10), but did propose a change in the staff interpretation of the provision. In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer'. While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose. Accordingly, the Commission is adopting the proposed interpretative change.

The Commission also requested comment on the adoption of a new interpretation of Rule 14a-8(c)(10) which would have permitted the omission of precatory proposals where the board of directors has considered the request in good faith and determined not to act. The Commission has determined that because of the administrative difficulties in administering the 'good faith' test, it will not undertake the proposed interpretation at this time.

7. Rule 14a-8(c)(12) [17 CFR 240.14a-8(c)(12)]--Repeat Proposals. Existing Rule 14a-8(c)(12) permits the exclusion of a proposal if substantially the same proposal has been included in the issuer's proxy statement in prior years and the proposal failed to obtain a specified percentage of votes cast. The Commission proposed a change which would permit the exclusion of proposals dealing with substantially the same subject matter as proposals submitted in prior years, but which failed to receive the requisite percentage of votes.

*8 The commentators supporting the proposed amendment felt that it was an appropriate response to counter the abuse of the security holder proposal process by certain proponents who make minor changes in proposals each year so that they can keep raising the same issue despite the fact that other shareholders have indicated by their votes that they are not interested in that

issue.

Commentators who opposed the change argued that the revision was too broad and that it could be used to exclude proposals that had only a vague relation to an earlier proposal. Many of those commentators suggested that such a broad change was not necessary if the staff changed its interpretation of the existing provision.

The Commission has determined to adopt the proposed change to Rule 14a-8(c)(12). The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns. The Commission believes that by focusing on substantive concerns addressed in a series of proposals, an improperly broad interpretation of the new rule will be avoided.

The Commission also requested comment on the advisability of raising the percentage tests for resubmission of proposals under Rule 14a-8(c)(12). Currently the rule requires a 3% vote the first time a proposal is included, 6% the second time the proposal is voted upon, and 10% every year thereafter. Issuers who commented upon this question strongly supported an increase in the percentage tests. Proponents were opposed to any increase.

The Commission believes that given the increased voting activities of institutional investors with respect to security holder proposals and the greater potential support for such proposals, it is appropriate to raise the thresholds for resubmission. The Commission believes, however, that the upper limit should remain at 10%. A proposal that receives 10% of the votes cast, particularly in the face of management opposition, appears to have sufficient shareholder interest to warrant reconsideration. Accordingly, the Commission has raised the thresholds to 5% and 8% in the first and second years, respectively, with the final test remaining at 10%.

F. Procedural Requirements for Issuers

Rule 14a-8(d) [17 CFR 240.14a-8(d)]. The Commission is adopting the one change proposed in paragraph (d) that would require an issuer to notify the Commission of the issuer's intention to omit a proposal 60 rather than 50 days in advance of the filing of its preliminary proxy material. As earlier noted in the discussion of Rule 14a-8(c)(3), the effectiveness of this provision will be delayed for one year until July 1, 1984.

G. No-Action Procedures

*9 The Commission also requested comment on the advisability of eliminating the Commission staff's administrative role in the current security holder proposal process and either generally discontinuing the issuance of no-action letters under Rule 14a-8 or discontinuing such letters with respect to paragraphs (a)(4), (c)(1), (c)(2) and (c)(4). Almost without exception, the commentators opposed the discontinuation of the staff's involvement in the process, citing problems of costs, confusion, complexity and delay. No change to the staff's role in the administration of the rule therefore will be effected.

IV. Statutory Authority and Findings

The Commission hereby adopts Rule 14a-8 and the interpretation thereunder pursuant to its statutory authority under Sections 14(a) and 23(a) of the Exchange Act, Sections 12(e) and 20(a) of the Public Utility Holding Company Act of 1935, and Sections 20(a) and 38(a) of the Investment Company Act of 1940. As required by Section 23(a) of the Exchange Act, the Commission has considered the impact that this rulemaking action would have on competition and has concluded that they would impose no significant burden on competition not necessary or appropriate in furtherance of the purpose of the Exchange Act.

List of Subjects in 17 CFR Part 240

Reporting requirements, Securities.

V. Text of Amendments

In accordance with the foregoing, Title 17, Chapter II, of the Code of Federal Regulations is amended as follows:

PART 240--GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

1. By revising Rule 14a-8, § 240.14a-8, to read as follows:

§ 240.14a-8 Proposals of security holders.

(a) If any security holder of an issuer notifies the issuer of his intention to present a proposal for action at a forthcoming meeting of the issuer's security holders, the issuer shall set forth the proposal in its proxy statement and identify it in its form of proxy and provide means by which security holders can make the specification required by Rule 14a-4(b) [17 CFR 240.14a-4(b)]. Notwithstanding the foregoing, the issuer shall not be required to include the proposal in its proxy statement or form of proxy unless the security holder (hereinafter, the 'proponent') has complied with the requirements of this paragraph and paragraphs (b) and (c) of this section:

(1) Eligibility. (1) At the time he submits the proposal, the proponent shall be a record or beneficial owner of at least 1% or $1000 in market value of securities entitled to be voted at the meeting and have held such securities for at least one year, and he shall continue to own such securities through the date on which the meeting is held. If the issuer requests documentary support for a proponent's claim that he is the beneficial owner of at least $1000 in market value of such voting securities of the issuer or that he has been a beneficial owner of the securities for one or more years, the proponent shall furnish appropriate documentation within 14 calendar days after receiving the request. In the event the issuer includes the proponent's proposal in its proxy soliciting material for the meeting and the proponent fails to comply with the requirement that he continuously hold such securities through the meeting date, the issuer shall not be required to include any proposals submitted by the proponent in its proxy material for any meeting held in the following two calendar years.

***10** (ii) Proponents who deliver written proxy materials to holders of more than 25 percent of a class of the issuer's outstanding securities entitled to vote with respect to the same meeting of security holders will be ineligible to use the provisions of Rule 14a-8 for the inclusion of a proposal in the issuer's proxy materials. In the event the issuer includes a proponent's proposal in its proxy material and the proponent thereafter delivers written proxy materials to the holders of more than 25 percent of a class of the issuer's outstanding

securities entitled to vote with respect to such meeting, the issuer shall not be required to include any proposals submitted by that proponent in its proxy soliciting materials for any meeting held in the following two calendar years.

(2) Notice and Attendance at the Meeting. At the time he submits a proposal, a proponent shall provide the issuer in writing with his name, address, the number of the issuer's voting securities that he holds of record or beneficially, the dates upon which he acquired such securities, and documentary support for a claim of beneficial ownership. A proposal may be presented at the meeting either by the proponent or his representative who is qualified under state law to present the proposal on the proponent's behalf at the meeting. In the event that the proponent or his representative fails, without good cause, to present the proposal for action at the meeting, the issuer shall not be required to include any proposals submitted by the proponent in its proxy soliciting material for any meeting held in the following two calendar years.

(3) Timeliness. The proponent shall submit his proposal sufficiently far in advance of the meeting so that it is received by the issuer within the following time periods:

(i) Annual Meetings. A proposal to be presented at an annual meeting shall be received at the issuer's principal executive offices not less than 120 days in advance of the date of the issuer's proxy statement released to security holders in connection with the previous year's annual meeing of security holders, except that if no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than 30 calendar days from the date contemplated at the time of the previous year's proxy statement, a proposal shall be received by the issuer a reasonable time before the solicitation is made.

(ii) Other Meetings. A proposal to be presented at any meeting other than an annual meeting specified in paragraph (a)(3)(i) of this section shall be received a reasonable time before the solicitation is made.

Note.--In order to curtail controversy as to the date on which a proposal was received by the issuer, it is suggested that proponents submit their proposals by Certified Mail-Return Receipt Requested.

(4) Number of Proposals. The proponent may submit no more than one proposal and an accompanying supporting statement for inclusion in the issuer's proxy materials for a meeting of security holders. If the proponent submits more than one proposal, or if he fails to comply with the 500 word limit mentioned in paragraph (b)(1) of this section, he shall be provided the opportunity to reduce the items submitted by him to the limits required by this rule, within 14 calendar days of notification of such limitations by the issuer.

*11 (b) (1) Supporting Statement. The issuer, at the request of the proponent, shall include in its proxy statement a statement of the proponent in support of the proposal, which statement shall not include the name and address of the proponent. A proposal and its supporting statement in the aggregate shall not exceed 500 words. The supporting statement shall be furnished to the issuer at the time that the proposal is furnished, and the issuer shall not be responsible for such statement and the proposal to which it relates.

(b) (2) Identification of Proponent. The proxy statement shall also include either the name and address of the proponent and the number of shares of the

voting security held by the proponent or a statement that such information will be furnished by the issuer to any person, orally or in writing as requested, promptly upon the receipt of any oral or written request therefor.

(c) The issuer may omit a proposal and any statement in support thereof from its proxy statement and form of proxy under any of the following circumstances:

(1) If the proposal is, under the laws of the issuer's domicile, not a proper subject for action by security holders.

Note.--Whether a proposal is a proper subject for action by security holders will depend on the applicable state law. Under certain states' laws, a proposal that mandates certain action by the issuer's board of directors may not be a proper subject matter for shareholder action, while a proposal recommending or requesting such action of the board may be proper under such state laws.

(2) If the proposal, if implemented, would require the issuer to violate any state law or federal law of the United States, or any law of any foreign jurisdiction to which the issuer is subject, except that this provision shall not apply with respect to any foreign law compliance with which would be violative of any state law or federal law of the United States.

(3) If the proposal or the supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9 [17 CFR 240.14a-9], which prohibits false or misleading statements in proxy soliciting materials;

(4) If the proposal relates to the redress of a personal claim or grievance against the issuer or any other person, or if it is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large;

(5) If the proposal relates to operations which account for less than 5 percent of the issuer's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the issuer's business;

(6) If the proposal deals with a matter beyond the issuer's power to effectuate;

(7) If the proposal deals with a matter relating to the conduct of the ordinary business operations of the issuer;

***12** (8) If the proposal relates to an election to office;

(9) If the proposal is counter to a proposal to be submitted by the issuer at the meeting;

(10) If the proposal has been rendered moot;

(11) If the proposal is substantially duplicative of a proposal previously submitted to the issuer by another proponent, which proposal will be included in the issuer's proxy material for the meeting;

(12) If the proposal deals with substantially the same subject matter as a prior proposal submitted to security holders in the issuer's proxy statement and form of proxy relating to any annual or special meeting of security holders held within the preceding five calendar years, it may be omitted from the issuer's proxy materials relating to any meeting of security holders held within three calendar years after the latest such previous submission: Provided, That (i) If the proposal was submitted at only one meeting during such preceding period, it

received less than five percent of the total number of votes cast in regard thereto; or

(ii) If the proposal was submitted at only two meetings during such preceding period, it received at the time of its second submission less than eight percent of the total number of votes cast in regard thereto; or

(iii) If the prior proposal was submitted at three or more meetings during such preceding period, it received at the time of its latest submission less than 10 percent of the total number of votes cast in regard thereto; or

(13) If the proposal relates to specific amounts of cash or stock dividends.

(d) Whenever the issuer asserts, for any reason, that a proposal and any statement in support thereof received from a proponent may properly be omitted from its proxy statement and form of proxy, it shall file with the Commission, not later than 60 days prior to the date the preliminary copies of the proxy statement and form of proxy are filed pursuant to Rule 14a-6(a) [17 CFR 240.14a-6(a)], or such shorter period prior to such date as the Commission or its staff may permit, five copies of the following items: (1) The proposal; (2) any statement in support thereof as received from the proponent; (3) a statement of the reasons why the issuer deems such omission to be proper in the particular case; and (4) where such reasons are based on matters of law, a supporting opinion of counsel. The issuer shall at the same time, if it has not already done so, notify the proponent of its intention to omit the proposal from its proxy statement and form of proxy and shall forward to him a copy of the statement of reasons why the issuer deems the omission of the proposal to be proper and a copy of such supporting opinion of counsel.

(e) If the issuer intends to include in the proxy statement a statement in opposition to a proposal received from a proponent, it shall, not later than 10 calendar days prior to the date the preliminary copies of the proxy statement and form of proxy are filed pursuant to Rule 14a-6(a), or, in the event that the proposal must be revised to be includable, not later than five calendar days after receipt by the issuer of the revised proposal promptly forward to the proponent a copy of the statement in opposition to the proposal. In the event the proponent believes that the statement in opposition contains materially false or misleading statements within the meaning of Rule 14a-9 and the proponent wishes to bring this matter to the attention of the Commission, the proponent promptly should provide the staff with a letter setting forth the reasons for this view and at the same time promptly provide the issuer with a copy of such letter. (Secs. 14(a) and 23(a), 48 Stat. 895 and 901; sec. 12(e) and 20(a), 49 Stat. 823 and 833; sec. 20(a) and 38(a), SY Stat. 822 and 841; 15 U.S.C. 78n(a); 78w(a), 791(e), 794(a), 800.20(a), 80a-37(a))

*13 By the Commission, Commissioner Longstreth dissenting. [FN8]

George A. Fitzsimmons,
Secretary.

Dissent by Commissioner Longstreth

I respectfully dissent from the adoption of Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders.

The responses to our proposing release (Release No. 34-19135 (October 14, 1982)), totaling 397, provide overwhelming support for three major conclusions:

1. Shareholders should continue to be accorded access to management proxy

statements under the Securities Exchange Act of 1934.

2. The Securities and Exchange Commission should continue to be actively involved in administering the process by which that access is afforded.

3. The present system for according access to shareholders is strongly preferred to the more radical schemes suggested in the proposing release or any other scheme yet devised.

My dissent from adoption of the proposed amendments rests upon a belief that these amendments, in the aggregate, title significantly and unnecessarily against shareholders seeking access to the proxy machinery. The tilt, in my opinion, goes well beyond that which is necessary to deal with recognized abuses. I do not believe the active use of the proxy machinery by shareholders is, of itself, an abuse; therefore, I do not favor changes the effect of which will be to reduce that usage by responsible shareholders.

If we are going to support shareholder access in theory, we should support it in practice as well, and not just for highly sophisticated investors who can afford to develop or retain the skills necessary to master the labyrinth that Rule 14a-8 sets before them.

With minor exceptions, Rule 14a-8 in its present form has been in effect since 1976. The seven year record provides a strong case for continuing the Rule essentially as it is. Indeed, of those commenting, 145 would have us do just that. Moreover, each time we change a rule, we impose on the community of affected businessmen, investors and professionals the cost of having to master the changes.

For the foregoing reasons, I favor retaining Rule 14a-8 in its present form and adjusting our interpretations where necessary to deal with the abuses our staff has identified.

[FR Doc. 83-23104 Filed 8-22-83; 8:45 am]

BILLING CODE 8010-01-M

FN1 Three hundred and ninety-seven letters of comment were received from three hundred and eighty-three commentators. A copy of the Summary of Comments, as well as the letters of comment, is available for public inspection and copying at the Commission's Public Reference Room. (See File No. S7-946.

FN2 One hundred and fifteen commentators generally supported Proposal I, although a number did propose various modifications. An additional one hundred and forty-five commentators suggested that there should be no change in the exiting rule. Fifty-nine commentators addressed some aspect of the proposals without expressing support for one of the three approaches proposed by the Commission.

FN3 There were only twenty-four commentators who expressed support for Proposal II, although there were an additional eighteen letters which indicated some support for the concept underlying Proposal II.

FN4 Six commentators favored the adoption of the proposal, with an additional sixteen letters indicating support for the theory underlying the principles advanced.

FN5 Holdings of coproponents will be aggregated in determining the includability of a proposal.

FN6 Release 34-12999. (Nov. 22, 1976) [41 FR 52994].

FN7 Id. at p. 16.

FN8 Dissenting opinion of Commissioner Longstreth follows.
Release No. 20091, Release No. 34-20091, 28 S.E.C. Docket 798, 1983 WL 33272 (S.E.C. Release No.)
END OF DOCUMENT

2004 WL 346062 (S.E.C. No - Action Letter)
(Cite as: 2004 WL 346062 (S.E.C. No - Action Letter))

(SEC No-Action Letter)
*1 Alaska Air Group, Inc
Publicly Available February 19, 2004
LETTER TO SEC

January 15, 2004
SECURITIES AND EXCHANGE COMMISSION
U.S. SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
OFFICE OF CHIEF COUNSEL
450 FIFTH STREET, NW
WASHINGTON, D.C. 20549

Re: Stockholder Proposal to Alaska Air Group, Inc. of Mr. Tom Williamson (the "Proponent")

Ladies and Gentlemen:

We are counsel to Alaska Air Group, Inc. ("Alaska" or the "Company") and submit this letter on behalf of the Company.

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement submitted by the Proponent, for inclusion in the proxy to be furnished to stockholders by Alaska in connection with its annual meeting of stockholders to be held on May 18, 2004. Also enclosed for filing are six copies of a statement, attached hereto as Exhibit A, outlining the reasons the Company deems the exclusion of the Proponent's proposal from its proxy statement and form of proxy to be proper. Alaska hereby respectfully requests that the staff of the Division of Corporate Finance (the "Staff") concur in its opinion.

By copies of this letter and the enclosed material, the Company is notifying the Proponent and his representative of its intention to exclude this proposal from its proxy statement and form of proxy. The Company currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission (the "Commission") on or about April 5, 2004.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any questions regarding the enclosed, please feel free to call me at the (206) 370-5933 or Christopher Visser at (206) 370-8343.

Very truly yours,

William Gleeson
PRESTONGATESELLIS LLP
925 Fourth Avenue, Suite 2900 Seattle, WA 98104-1158 Tel: (206) 623-7580

EXHIBIT A

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

On behalf of our client, Alaska Air Group, Inc., a Delaware corporation ("Alaska"), we submit this statement of intent to exclude the stockholder proposal and supporting statement (the "Proposal"), submitted by Mr. Tom

Williamson (the "Proponent"), a copy of which is annexed hereto as Exhibit B, for inclusion in Alaska's proxy statement and form of proxy for Alaska's 2004 Annual Meeting of Stockholders (collectively, the "2004 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on May 18, 2004. The Proponent has appointed Mr. Richard D. Foley to be his representative for all issues pertaining to the Proposal.

*2 As counsel to the Company, we have provided advice to the Company on Delaware law as it relates to the Proposal. That advice is reflected below in discussions of Delaware law and reflects our opinion of counsel.

On behalf of our client, we hereby notify the Staff of Alaska's intention to exclude the Proposal from its 2004 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal contains numerous false and misleading statements in violation of Rule 14a-9. We respectfully request that the Staff concur in our view that the Proposal is excludable for the reasons set forth below.

THE PROPOSAL OR PORTIONS THEREOF MAY BE EXCLUDED UNDER RULE 14a-8(i)(3) BECAUSE IT IS FALSE AND MISLEADING, IN VIOLATION OF RULE 14a-9.

The Proposal or portions thereof may be excluded under Rule 14a-8(i)(3) because it contains numerous statements that are false and misleading, in violation of Rule 14a-9. As discussed below, the number and importance of statements that must be excluded or substantially revised renders the Proposal false and misleading. If the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous unsubstantiated, false and misleading statements contained therein, we respectfully request that the Staff recommend exclusion of the statements discussed herein.

We believe that the following statements in the Proposal are false and/or misleading:

1. "Shareholders recommend that our Board of Directors enhance shareholder rights by ensuring that our corporation's bylaws treat all shareholders equally. Furthermore, end discrimination against employee stockholders in company 401(k) and other stock buying plans, who are disenfranchised when compared to the rights and privileges enjoyed by non-employee shareholders. Only shareholders who have "registered" shares can make nominations for the Board of Directors.... Employee 401(k) shareholders pay for their shares, held in trust ... ."

These statements are false and misleading for the following reasons. First, it describes persons who are not shareholders, but have only a beneficial interest in shares (whether or not held in trust), as "shareholders." There is nothing in the Company's Restated Certificate of Incorporation or Bylaws or Delaware General Corporation Law or case law that suggests that persons who hold beneficial interests, but are not record owners of, shares are "shareholders." Holders of beneficial interests do not, in their capacity as holders of beneficial interests, enjoy the rights that holders of record enjoy, such as the right to certain notices, the right to vote shares, the right to inspect books and records, and the right to bring derivative action lawsuits.

*3 Second, suggesting that persons who hold beneficial interests, but are not record shareholders, are "shareholders" misleadingly creates an impression of that such persons can be "disenfranchised" as alleged.

Finally, the use of the word "disenfranchised" is misleading because the word

"disenfranchised" primarily means the loss of the right to vote. A Bylaw allowing only holders of record to nominate directors does not disenfranchise beneficial holders because the Bylaw does not take away the right to vote (that is, disenfranchise) such person. Conversely, implementation of the Proposal would not "enfranchise" beneficial holders by giving beneficial holders a right to vote.

Accordingly, these statements should be deleted or recast to reflect that the persons are holders of beneficial interests and are not shareholders.

2. Employee 401(k) shareholders pay for their shares ... out of their paychecks

The statement that employees pay for their shares out of their paychecks is false and misleading. The Company provides 401(k) plans for its employees. Through these plans, employees may contribute cash and direct how that cash is invested in a variety of funds offered under the plans. Employees are not permitted to invest their 401(k) contributions in Company stock, however. The Company matches a portion of the employee's contribution in the form of Company stock under the terms of some of the plans. The statement should be deleted.

In conclusion, based upon the foregoing analysis, we respectfully request that the Staff take no action if Alaska excludes the Proposal from its 2004 Proxy Materials. If the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous unsubstantiated, false and misleading statements contained therein, we respectfully request that the Staff recommend exclusion of the statements discussed herein.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

EXHIBIT B

No. 11 - SHAREHOLDERS EQUAL RIGHTS

RESOLVED: Shareholders recommend that our Board of Directors enhance shareholder rights by ensuring that our corporation's bylaws treat all shareholders equally. Furthermore, end the discrimination against employee stockholders in company 401(k) and other stock-buying plans, who are disenfranchised when compared to the rights and privileges enjoyed by non-employee shareholders. Only shareholders who have "registered" shares can make nominations for the Board of Directors.

Horizon Air Seattle aircraft mechanic Tom Williamson submits this proposal. His phone number is toll free 1-866-286-8387 (1866-2voteus) at www.votepal.com.

Employee 401(k) shareholders pay for their shares, held in trust, out of their paychecks. In order to exercise full ownership rights, employees must buy additional shares by establishing an account at a brokerage firm, and pay extra transaction costs in order to acquire registered shares.

*4 The main benefit to the corporation of Registered Stockholders is to ensure that those stockholders are "known" to the company. But since our company serves as the trustee for employees' 401(k) plans and administers other stock buying plans, all employee stockholders are already identified to the company.

SUPPORT EQUAL SHAREHOLDER RIGHTS--VOTE YES ON No. 11

LETTER TO SEC

February 13, 2004
OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION ("COMMISSION" OR "STAFF")
MAIL STOP 0402 450 FIFTH STREET, NW
WASHINGTON, DC 20549
ALASKA AIR GROUP, INC. SHAREHOLDER
RESPONSE TO NO ACTION REQUEST
PROPOSAL--SHAREHOLDERS EQUAL RIGHTS
MR. TOM WILLIAMSON, HORIZON AIR WORKER/PROPONENT
Enclosures: (1) Proponent's Exhibit Z; (2) Alaska Air Group, Inc. ("company" or "AAG") No Action Letter and Exhibits

Dear Ladies and Gentlemen of the Commission:

This letter addresses the company's no action request on the proposal referenced above. We request that receipt of this letter be acknowledged by stamping the enclosed copy of this letter and returning it to me in the enclosed SASE. If you have any comments or questions concerning our response, please contact:

(520) 742-5168; fax (520) 742-6963--or via <rerailer@earthlink.net> or via < info@votepal.com>; postal mail: Mr. Tom Williamson c/o Richard D. Foley, 6040 N. Camino Arturo, Tucson AZ 85718

Mr. Williamson had expressed an interest in replying personally to the company's no action letter. He had earlier communicated to us that he did not agree with the company's position.

We have tried to contact Mr. Williamson via phone and email this past week, but unfortunately he has not responded. He may have sent his personal response to the Commission regarding his proposal that we are unaware of. Obviously, the company shareholders whom we are assisting retain their ownership rights to exercise them as they wish.

But since he has not provided us with written instructions to the contrary, we feel that it is our duty to advise the Commission that we did not overlook a response to this important shareholder proposal.

Further, we feel that it is not false and misleading as the company contends, and does not violate Rule 14a-8(i)(3) or Rule 14a-9. We feel that it is easily understood, stands on its own, and the issue deserves to be voted upon by all shareholders.

In our review of the company's opposition arguments to shareholder proposals published in its 2003 Proxy Statement, we found a multitude of what we consider false and misleading statements. We will be more vigilant of such statements in the 2004 Proxy Statement.

Please be assured of our utmost desire to be in compliance with not only the letter of the law, but just as importantly the spirit of the law.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

*5 Respectfully,

Steve Nieman "for" Tom Williamson

ATTACHMENT Z

Four-Year Record of Alaska Air Group, Inc.'s Unresponsiveness to Majority-Winning Votes on Shareholder Proposals

2000

Stockholder proposal to reinstate simple majority voting--passed by 66%.

2001

Stockholder proposal to reinstate simple majority voting--passed again by 69%.

Stockholder proposal to recommend the annual election of directors--passed by 70%.

2002

Stockholder proposal to reinstate simple majority voting--passed again by 86%.

2003

Stockholder proposal to reinstate simple majority voting--passed again by 51%.

Stockholder proposal recommending the annual election of directors--passed again by 70%.

Stockholder proposal recommending the board not adopt a stockholder rights plan unless it has been submitted to a stockholder vote--passed by 82%

Stockholder proposal requesting a policy of expensing future stock options--passed by just over 50%.

LETTER TO SEC

January 15, 2004

SECURITIES AND EXCHANGE COMMISSION
U.S. SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
OFFICE OF CHIEF COUNSEL
450 FIFTH STREET, NW
WASHINGTON, D.C. 20549

Re: Stockholder Proposal to Alaska Air Group, Inc. of Mr. Tom Williamson (the "Proponent")

Ladies and Gentlemen:

We are counsel to Alaska Air Group, Inc. ("Alaska" or the "Company") and submit this letter on behalf of the Company.

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement submitted by the Proponent, for inclusion in the proxy to be furnished to stockholders by Alaska in connection with its annual meeting of stockholders to be held on May 18, 2004. Also enclosed for filing are six copies of a statement, attached hereto as Exhibit A, outlining the reasons the Company deems the exclusion of the Proponent's proposal from its proxy statement and form of proxy to be proper. Alaska hereby respectfully requests that the staff of the Division of Corporate Finance (the "Staff") concur in its opinion.

By copies of this letter and the enclosed material, the Company is notifying the Proponent and his representative of its intention to exclude this proposal from its proxy statement and form of proxy. The Company currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission (the "Commission") on or about April 5, 2004.

Kindly acknowledge receipt of this letter and the enclosed material by stamping

the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any questions regarding the enclosed, please feel free to call me at the (206) 370-5933 or Christopher Visser at (206) 370-8343.

*6 Very truly yours,

William Gleeson

EXHIBIT A

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

On behalf of our client, Alaska Air Group, Inc., a Delaware corporation ("Alaska"), we submit this statement of intent to exclude the stockholder proposal and supporting statement (the "Proposal"), submitted by Mr. Tom Williamson (the "Proponent"), a copy of which is annexed hereto as Exhibit B, for inclusion in Alaska's proxy statement and form of proxy for Alaska's 2004 Annual Meeting of Stockholders (collectively, the "2004 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on May 18, 2004. The Proponent has appointed Mr. Richard D. Foley to be his representative for all issues pertaining to the Proposal.

As counsel to the Company, we have provided advice to the Company on Delaware law as it relates to the Proposal. That advice is reflected below in discussions of Delaware law and reflects our opinion of counsel.

On behalf of our client, we hereby notify the Staff of Alaska's intention to exclude the Proposal from its 2004 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal contains numerous false and misleading statements in violation of Rule 14a-9. We respectfully request that the Staff concur in our view that the Proposal is excludable for the reasons set forth below.

THE PROPOSAL OR PORTIONS THEREOF MAY BE EXCLUDED UNDER RULE 14a-8(i)(3) BECAUSE IT IS FALSE AND MISLEADING, IN VIOLATION OF RULE 14a-9.

The Proposal or portions thereof may be excluded under Rule 14a-8(i)(3) because it contains numerous statements that are false and misleading, in violation of Rule 14a-9. As discussed below, the number and importance of statements that must be excluded or substantially revised renders the Proposal false and misleading. If the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous unsubstantiated, false and misleading statements contained therein, we respectfully request that the Staff recommend exclusion of the statements discussed herein.

We believe that the following statements in the Proposal are false and/or misleading:

1. "Shareholders recommend that our Board of Directors enhance shareholder rights by ensuring that our corporation's bylaws treat all shareholders equally. Furthermore, end discrimination against employee stockholders in company 401(k) and other stock buying plans, who are disenfranchised when compared to the rights and privileges enjoyed by non-employee shareholders. Only shareholders who have "registered" shares can make nominations for the Board of Directors.... Employee 401(k) shareholders pay for their shares, held in trust ...."

*7 These statements are false and misleading for the following reasons. First, it describes persons who are not shareholders, but have only a beneficial interest in shares (whether or not held in trust), as "shareholders." There is

nothing in the Company's Restated Certificate of Incorporation or Bylaws or Delaware General Corporation Law or case law that suggests that persons who hold beneficial interests, but are not record owners of, shares are "shareholders." Holders of beneficial interests do not, in their capacity as holders of beneficial interests, enjoy the rights that holders of record enjoy, such as the right to certain notices, the right to vote shares, the right to inspect books and records, and the right to bring derivative action lawsuits.

Second, suggesting that persons who hold beneficial interests, but are not record shareholders, are "shareholders" misleadingly creates an impression of that such persons can be "disenfranchised" as alleged.

Finally, the use of the word "disenfranchised" is misleading because the word "disenfranchised" primarily means the loss of the right to vote. A Bylaw allowing only holders of record to nominate directors does not disenfranchise beneficial holders because the Bylaw does not take away the right to vote (that is, disenfranchise) such person. Conversely, implementation of the Proposal would not "enfranchise" beneficial holders by giving beneficial holders a right to vote.

Accordingly, these statements should be deleted or recast to reflect that the persons are holders of beneficial interests and are not shareholders.

2. Employee 401(k) shareholders pay for their shares ... out of their paychecks

The statement that employees pay for their shares out of their paychecks is false and misleading. The Company provides 401(k) plans for its employees. Through these plans, employees may contribute cash and direct how that cash is invested in a variety of funds offered under the plans. Employees are not permitted to invest their 401(k) contributions in Company stock, however. The Company matches a portion of the employee's contribution in the form of Company stock under the terms of some of the plans. The statement should be deleted.

In conclusion, based upon the foregoing analysis, we respectfully request that the Staff take no action if Alaska excludes the Proposal from its 2004 Proxy Materials. If the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous unsubstantiated, false and misleading statements contained therein, we respectfully request that the Staff recommend exclusion of the statements discussed herein.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

EXHIBIT B

No. 11 - SHAREHOLDERS EQUAL RIGHTS

*8 RESOLVED: Shareholders recommend that our Board of Directors enhance shareholder rights by ensuring that our corporation's bylaws treat all shareholders equally. Furthermore, end the discrimination against employee stockholders in company 401(k) and other stock-buying plans, who are disenfranchised when compared to the rights and privileges enjoyed by non-employee shareholders. Only shareholders who have "registered" shares can make nominations for the Board of Directors.

Horizon Air Seattle aircraft mechanic Tom Williamson submits this proposal. His

phone number is toll free 1-866-286-8387 (1866-2voteus) at www.votepal.com.

Employee 401(k) shareholders pay for their shares, held in trust, out of their paychecks. In order to exercise full ownership rights, employees must buy additional shares by establishing an account at a brokerage firm, and pay extra transaction costs in order to acquire registered shares.

The main benefit to the corporation of Registered Stockholders is to ensure that those stockholders are "known" to the company. But since our company serves as the trustee for employees' 401(k) plans and administers other stock buying plans, all employee stockholders are already identified to the company.

SUPPORT EQUAL SHAREHOLDER RIGHTS--VOTE YES ON No. 11

SEC LETTER

1934 Act / s -- / Rule 14A-8
February 19, 2004
Publicly Available February 19, 2004
Re: Alaska Air Group, Inc
Incoming letter dated January 15, 2004

The proposal recommends that the board enhance shareholder rights by ensuring that Alaska Air's bylaws treat all "shareholders" equally. The proposal further recommends that Alaska Air "end the discrimination against employee stockholders in company 401(k) and other stock-buying plans, who are disenfranchised when compared to the rights and privileges enjoyed by non-employee shareholders."

There appears to be some basis for you view that Alaska Air **may exclude the proposal** under **rule 14a-8(i)(3) as** materially false or **misleading** under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if Alaska Air omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Keir D. Gumbs
Special Counsel

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

***9** Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and

proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

END OF DOCUMENT

Citation Search Result Rank 3 of 6 Database FSEC-NAL
1992 WL 64682
1992 WL 64682 (S.E.C. No - Action Letter)
(Cite as: 1992 WL 64682 (S.E.C. No - Action Letter))

(SEC No-Action Letter)
***1 McDonald's Corporation**
Publicly Available March 24, 1992
LETTER TO SEC

January 16, 1992
Office of Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
RE: McDonald's Corporation--Shareholder Proposal
Dear Sir or Madam:

Pursuant to Rule 14a-8(d) promulgated under Section 14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), McDonald's Corporation (the "Company") herein gives notice of its intent to omit from its proxy statement and form of proxy (collectively, the "Proxy Materials") for its 1992 Annual Meeting a proposal submitted by David Weinberg (the "Proponent") by letter dated October 21, 1991.

In accordance with Rule 14a-8(d), enclosed are six copies of this letter with exhibits, Mr. Weinberg's proposal (the "Proposal"), and the opinion of Morris, Nichols, Arsht and Tunnell, special Delaware counsel to the Company, relating to matters of Delaware law where such are the basis for the reasons given by the Company for omission of the Proposal. We have also enclosed one copy of the no-action letters and releases cited herein, for your convenience.

We request the concurrence of the staff of the Division of Corporation Finance (the "Division" or the "Staff") that no enforcement action will be recommended if the Company omits the Proposal from its Proxy Materials for the reasons discussed below. The Company believes that the Proposal may properly be omitted from its Proxy Materials pursuant to paragraphs (c)(1) and (c)(7) of Rule 14a-8 of the General Rules and Regulations promulgated under the Exchange Act. The statement of reasons why omission of the proposal is proper is set forth below.

STATEMENT OF REASONS WHY OMISSION OF THE PROPOSAL IS PROPER

I. THE PROPOSAL MAY BE OMITTED FROM THE COMPANY'S PROXY STATEMENT PURSUANT TO RULE 14a-8(c)(1) BECAUSE IT IS NOT A PROPER SUBJECT FOR ACTION BY SECURITY HOLDERS.

Rule 14a-8(c)(1) permits a registrant to omit a shareholder proposal from its proxy statement "[i]f the proposal is, under the laws of the registrant's domicile, not a proper subject for action by security holders."

A note to paragraph (c)(1) provides as follows:

Note: Whether a proposal is a proper subject for action by security holders will depend on the applicable state law. Under certain states' laws, a proposal that mandates certain action by the registrant's board of directors may not be a proper subject matter for shareholder action, while a proposal

recommending or requesting action of the board may be proper under such state law.

The Proposal mandates that the Company introduce specific food items, namely the McLean Deluxe sandwich and salads, and switch to using vegetable cooking oil in its international restaurants. As discussed below, ordinary business matters such as the selection and manufacture of products and the decision to market new products, as well as the delegation of these operational matters, are left, under Delaware law, to the Board of Directors. 8 Del.C. § 141(a).

*2 Many complex factors, to which the Company's shareholders do not have access, are considered when deciding to introduce a new product to a McDonald's restaurant menu in a given region or country. These factors include regional tastes, customer appeal, the ability to deliver a product which meets McDonald's strict standards for quality, equipment requirements, foreign trade restrictions and the ability of qualified food suppliers to supply the restaurants with ingredients meeting McDonald's strict specifications. Because each of these factors differs from market to market, menu item decisions are made jointly by McDonald's local operating entities and its corporate staff in its Oak Brook headquarters. Each of these local operating entities is managed by residents of the country in which the entity operates restaurants, and, the Company believes that these local managers are in the best position to assess and respond to the tastes and demands of their local customers. The Company tests various products and offers the expertise of its corporate staff to assist them in formulating a plan to introduce a new product in a foreign market.

The Proposal would substitute the shareholders' judgment concerning the selection of menu items for that of the Company and its local operations management. Therefore, the Proposal is not a proper subject for action by McDonald's shareholders under Delaware law and may be omitted from the Company's Proxy Materials under the authority of Rule 14a-8(c)(1).

II. THE PROPOSAL RELATES TO THE CONDUCT OF THE ORDINARY BUSINESS OPERATIONS OF THE COMPANY AND MAY THEREFORE PROPERLY BE OMITTED FROM THE COMPANY'S PROXY STATEMENT PURSUANT TO RULE 14a-8(c)(7).

Rule 14a-8(c)(7) permits omission of a proposal that deals with a matter relating to the conduct of the ordinary business operations of a company. Under Delaware law the management of the business and affairs of a corporation is committed to its board of directors. Section 141(a) of the Delaware General Corporation Law provides:

The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del.C. § 141(a). The purpose of the provision now denominated as paragraph (c)(7) of Rule 14a-8 has been explained by the Commission as follows: "The basic reason for this policy is that it is manifestly impractical in most cases for stockholders to decide management problems at corporate meetings." Hearing Before a Subcommittee of the Committee on Banking and Currency, U.S. Senate, 85th Cong., 1st Sess., Part I at 118 (March 5, 1957).

As discussed in Section I above, many complex factors must be considered before an item is introduced to a McDonald's restaurant menu. By way of example, when

the Company researched the use of vegetables for U.S. menus, it found that generally, vegetables have only a seven to ten day shelf life in a McDonald's restaurant. This fact alone presents a variety of problems, such as quality control, food preparation and handling, storage and supply, which must be solved before the product can be introduced.

*3 The Proponent requests that the Company introduce the McLean Deluxe sandwich and salads and use vegetable shortening in international outlets without the benefit of understanding the complexity of these decisions. (See explanation in Section I above.) Even after a product is introduced, it remains as a test product until such time as the Company determines that the quality of the product and its impact on incremental sales will allow it to become a standard menu item. Such considerations are clearly beyond the competence of the shareholders to direct in the context of the shareholder's meeting. To allow shareholders to dictate the Company's menu options throughout the world without a full understanding of the many considerations involved would substitute their opinion for the judgment of the Directors, who are in the best position to decide how best to develop and set the McDonald's menu. It is this judgment which is precisely the type which Rule 14a-8(c)(7) is intended to address.

The Commission stated in Exchange Act Release No. 12999 (Nov. 22, 1976), "where proposals involve business matters that are mundane in nature and do not involve any substantial policy or other considerations," they may be omitted under Rule 14a-8(c)(7). In addition, the Division of Corporation Finance has on numerous occasions permitted issuers to omit proposals relating to product development and other matters of ordinary business. Specifically, in 1990 the Division permitted the Company to omit a proposal mandating the introduction of a specific type of food item--"a vegetarian entree whose means of production neither degrades the environment nor exploits other species"--to McDonald's restaurant menus. See McDonald's Corporation (Mar. 9, 1990). See also American Telephone & Telegraph Co. (Dec. 19, 1986) (product development); General Motors Corp., (Mar. 1, 1982) (product design and development). See also Chrysler Corp. (Mar. 3, 1988) (product research and development); Stewart Warner Corp. (Mar. 12, 1987) (reinvestment in production facilities, develop new products and increase the company workforce); Kimberly-Clark Corp. (Feb. 26, 1987) (maintaining or changing product lines); Walt Disney Productions (Nov. 19, 1984) (production and distribution of feature films); Bell Atlantic Corporation (Dec. 29, 1988) (determining procedures for placing long-distance telephone calls); General Motors Corporation (Mar. 10, 1989) (determining types of engines for the company's automobiles); NYNEX Corporation (Jan. 19, 1989) (determining the format of the Yellow Pages).

There is no provision in the Delaware General Corporation Law or in McDonald's Restated Certificate of Incorporation or its By-laws which authorizes the stockholders to take the type of action contemplated by the Proposal. Thus, the Proposal encroaches upon the responsibility and authority of the Board of Directors to manage the ordinary business affairs of McDonald's, which authority includes deciding how decisions should be made concerning the menu to be offered at McDonald's restaurants. Consequently, the Proposal may be omitted from McDonald's Proxy Materials pursuant to Rule 14a-8(c)(7).

*4 By copy of this letter, including all Exhibits, the Company is

contemporaneously notifying Mr. Weinberg of its intention to omit the Proposal from its Proxy Materials for the 1992 Annual Meeting of Shareholders.

The Company presently intends to file its definitive Proxy Material relating to such meeting with the Commission on or about April 10, 1992, and the Company respectfully requests that the Staff confirm its intention not to recommend enforcement action if the Proposal is excluded from its Proxy Materials on the basis of the reasons set forth herein.

Should the Staff disagree with the Company's conclusions regarding the omission of the Proposal, the undersigned would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's Rule 14a-8(d) response. If you have any questions regarding any aspect of this request or if you need any additional information, please feel free to call me at (708)575-3373 or if I am not available, Patricia Lee at (708)575-3154.

Please acknowledge receipt of this letter by stamping the enclosed copy hereof and returning the same in the enclosed stamped, self-addressed envelope.

Very truly yours,

Gloria Santona
MCDONALD'S CORPORATION
McDonald's Plaza
Oak Brook, Illinois 60521

ENCLOSURE

January 16, 1992
McDonald's Corporation
McDonald's Plaza
Oak Brook, IL 60521

Ladies and Gentlemen:

We have reviewed the "Statement of Reasons Why Omission of the Proposal Is Proper" (the "Statement") which we understand McDonald's Corporation proposes to submit to the Securities and Exchange Commission in connection with a stockholder proposal submitted to McDonald's by David Weinberg. This will advise you that we concur in the analysis of Delaware law set forth in the Statement.

We understand that you may wish to file a copy of this opinion with the Securities and Exchange Commission and we hereby consent to such filing.

Very truly yours,

Morris, Nichols, Arsht & Tunnell

ENCLOSURE

October 21, 1991
McDonald's Office Campus
Oak Brook, IL 60521
Attn: Annual Shareholders' Meeting

Dear Sirs or Mesdames:

I have been in touch with the office of Mr. James Cantalupo, president and CEO, International Division, on several occasions. This was to request introducing the new "McLean" burger, as well as the phasing out of beef-tallow-based oil used in the preparation of a substantial amount of the products marketed in various company outlets here in Japan.

After having written three letters, I finally received an answer in June of

this year. At that time, Ms. Sharon L. Vuinovich, VP Investor Relations, wrote to inform me of what I already was aware of: that the Company has been successful worldwide because it is run as a local company. So far, so good. She went on to add that local tastes dictate serving certain products, for example, in Japan, corn soup, teriyaki burgers, and so on. While this may be true, it still does not address my question of why the McLean low-fat burger is not offered. I have never seen it test marketed here. As for items like salads, salad bars, etc., as you must surely be aware, the Company's chief competitor here offers it and it is quite successful. (Incidentally, you may be interested to know that I have personally spoken with several Japanese friends who told me they didn't particularly care for the "Corn Soup Potage." Of course, I wouldn't expect this to reflect the overall sales volume.)

*5 Be that as it may. I wrote back to Ms. Vuinovich last summer. In my reply (rebuttal, if you will), I acknowledged that, yes, Japanese tastes rightfully ought to be taken into account, while at the same time pointing out that there are many other patrons here--military personnel and their dependents; civilian contractors to the military; students; tourists; not to mention embassy and consular staff of numerous contries--to whom matters of nutrition happen to be of paramount concern in our day and age. Moreover, thee is little evidence to prove that a large plurality of the Japanese are not as health conscious as we are in the West. Times are changing.

To date, I have not received a reply.

Because of this, because of my ongoing frustration, because of my interest as a shareholder, I now request that the question be put to the several shareholders at large, both at the next General Meeting in the spring of 1992 and by proxy:

Shall McDonald's offer the McLean burger, switch to an all-vegetable cooking oil and offer salads as part of the menu in our international outlets as is currently done within the United States, in keeping with enlightened medical research findings and nutritional practice both in the U.S. and abroad?

Of course, you may edit as you may see fit, retaining, I would hope, the essential tenor of the proposal.

May I look forward to the courtesy of a reply at your earliest opportunity?

With renewed kind wishes,

David Weinberg

(108 shares)

LETTER TO SEC

January 28, 1992

Office of Chief Counsel

Division of Corporate Finance

Securities & Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, DC 20549

Re: Shareholder Proposal of David Weinberg that McDonald's Corporation introduce into its product line the new McLeanCopr. hamburger and salads, as well as switch to using all vegetable cooking oil in its international restaurants, consistent with widely publicized and well-documented information

on nutrition and health.
Dear Sir or Madam:

Please accept for consideration this rebuttal to a letter sent to you, dated January 16, 1992, by Ms. Gloria Santona, McDonald's Corporation assistant general counsel, and with the recommendation of their general counsel in Delaware, in which they ask that my shareholder proposal be omitted from the forthcoming proxy statement where proposals are introduced for consideration at the annual shareholders meeting to be held in the spring of 1992.

The proposal may be omitted from the Company's proxy statement pursuant to reule 14a-8(c)(1) because it is not a proper subject for action by security holders.

This implies that my proposal is somehow a frivolous one and the Board of Directors is in a position far above the individual patrons of their restaurants; since the matter is serious to me as well as, I am confident, a substantial number of other shareholders; since the overall tenor of the Company's recommendation to the Commission, if I may put it this way, smacks of a kind of paternalistic arrogance which sets its judgment over that of the stockholders; since my proposal is quite reasonable in light of current thinking in the fields of nutrition and medicine, buttressed by research, research in many instances funded by the federal government itself as well as the informed opinions of the surgeons general, and since the matter is of sufficient serious nature, i.e., public health, to be brought before the entire body of shareholders both in attendance and in absentia, I pray that the members of the Commission give serious weight to the import of my proposal and overrule the Company's attempt that no enforcement action be recommended to the Company's omission of the proposal in its proxy statement.

*6 Basic to my recommendation is the introduction of the low-fat hamburger as well as the substitution of an all-vegetable cooking oil to be used in outlets in Japan, which currently (as previously used in the restaurants in the U.S.) is largely composed of beef tallow, ostensibly to enhance the flavor and, by extension, the overall sales volume.

... the Company believes that ... local managers are in the best position to assess and respond to the tastes and demands of their local customers ...

The Company's contention is that they meet the demands of local tastes here in Japan, in close collaboration with local managers, and that "local managers are in the best position to respond to the tastes and demands of their local customers." This clearly avoids the issue. We are not speaking of nor are we concerned with matters of taste here so much as matters of health. If it were only a question of matters of taste, the Company's argument would be so overwhelming and compelling as to preclude further discussion. But this clearly not the case here. At issue is the health of the community wherever the Company may market its products. Matters of health do not seem to be taken as seriously here in Japan as they are in the U.S. Why this is so, I can only speculate. To cite a typical example, as a longtime resident of eleven years, I have observed and suffered through, time and again, the almost total insensitivity to matters of clean air when it comes to smoking and non-smokers' rights (the well-known health hazard of "passive smoking"). This is a question of paramount importance in our country, in the United Kingdom, in Canada, in

Singapore, to name but a few of the more enlightened countries, as it should be in most any country in the world. I can speculate that matters of corporate convenience and profit seem of primary concern and the public's right to a healthy quality of life is given short shrift. The same, I submit, holds true in the issue under discussion.

In matters of diet, the exorbitantly high content of saturated animal fats induced into the products by cooking with oil of a beef-tallow base, has been demonstrated over a period of time to be deleterious to the health of everyone who patronizes fast food emporiums, not least of young people, to whom, because of simple economic consideration, the restaurants have great appeal. That this is so beggars further discussion and amplification. Yet it is no secret by now that a high-fat content in the diet has been directly linked with incidents of cardiovascular disease, atherosclerosis, circulatory ailments in middle age and beyond, and general high levels of cholesterol in the blood at any age, contributing directly to early mortality of those who live in highly industrialized nations. And, yes, this includes Japan. For many studies and reports recently have demonstrated that, while Japan has traditionally had a low-fat diet, this is changing with the advent into the country of fast-food restaurants. Why else, one is tempted to ask, has the Company seen fit to effect the above changes in its domestic outlets if not in response to public pressure and an outcry for change? To do otherwise would be irresponsible and immoral; so too in Japan. The same holds for the high content of salt, which has been found to contribute to the incidence of stroke, already high enough over here. Why not simply leave adding salt to the individual judgment and preference of the patrons? Matters of taste? Perhaps. But in democratic societies, the rights of minorities should be addressed as well, and in less enlightened societies, as Japan gives evidence of being, matters of health should be, indeed must be considered an overriding issue. Of course one is aware that the argument could be made that there should be absolute freedom in the marketplace and if people want to gorge themselves on food that has been shown to be less than good for them, let them. But in age of mass media, namely television, people, especially the young, have less control over their lives and are more easily manipulated and swayed by subtle advertising promotional schemes. In like manner, if the parent were to give in to the child on every issue not in his or her best interests, the child would stop crying, but would suffer in the long run. We see instances of government enforcement of safety, for example air bags. Non-smoking areas on the airlines, in restaurants is another. The list, of course, could be extended.

*7 As for salads, a lesser consideration in my proposal, they have been a feature for some time in such restaurants as Wendy's(R), with little apparent adverse effects on matters of shelf life, distribution, availability of supply, and so on. And, at this writing, they are serving the public need here quite well with the availability of salad bars as an option in selecting, as doctors and nutritionists advise, a well-balanced diet.

Be this as it may, my overall concern is with products consistent with those found in the United States. While it is true that the Company has introduced many Japanese and Chinese products in order to satisfy local tastes, to risk belaboring the point, at the same time the Company ought to be aware that there

are many patrons here who are not indigenous to Japan: corporate members, embassy staff (there are many embassies here), educators on contract, persons studying or teaching their respective language, students in general, the military and its dependents, government contractors to the military here on assignment, tourists, entertainers, sportspersons, short-term visitors to conventions, congresses and the like, the clergy and missionaries--the list is long. All entitled to healthful options in the menu such as found back home.

For those living in non-urban areas, the menu might be kept consistent with the local demand, in other words maintaining the status quo, but not in urban areas such as Tokyo, Yokohama and Osaka, where foreign patrons alluded to above and their needs make up a substantial plurality of the overall clientele.

As in the case of a previous proposal by Ms. Sally O. Smyth of Camden, Maine in 1990, "keeping the proposal from consideration by other shareholders denies those shareholders information that may be important to them in making informed decisions." One can only concur heartily with her thinking and apply it to this case. Ms. Smyth's letter to you goes on to state that the Company's letter suggests that "their motives for keeping this proposal off the agenda of the annual meeting [has] more to do with suppressing information than with protecting their right to manage daily business operations." Quite true also, it would seem, in this context. [FNa1]

FNa1. See Appendix A.

Such considerations [the introduction of low-fat hamburgers and the use of vegetable shortening] are clearly beyond the competence of the shareholders to direct in the context of the shareholder's (sic) meeting. To allow shareholders to dictate the Company's menu options throughout the world without a full understanding of the many considerations involved would substitute their opinion for the judgment of the Directors, who are in the best position to decide how best to develop and set the McDonald's menu.

The Company's right to assert that it and it alone is competent to judge what is good and proper procedure smacks of the kind of paternalism and corporate/ governmental collusion such as long been the practice here in Japan. This is, and certainly ought not to be the case with an American company, irrespective of the fact that it does business abroad. Moreover, it avoids the question deftly skirting around the issue. Shareholders should have appropriate input into corporate affairs or why take the Company public to begin with? By making the Company a public one, the Company throws open its doors to its shareholders, consistent with democratic and business principles. Or should be. No taxation without representation. [FNa2] As Ms. Smyth correctly points out, at an annual meeting "differences can be aired publicly, not settled behind closed doors."

FNa2. Or, to put it another way, no investment without due process.

*8 While it may be true that under statutes in the State of Delaware my proposal relates to the ordinary business operations of the Company, it is also true that matters of health constitute grave concern to all and to challenge or to question those business operations is in the best interests of consumers and shareholders alike and would not violate the spirit of Rule 14a-8(c)(1) and (c)(7); it is a proper subject for action by security holders because of its overriding importance to the public at large served by the Company; and can be

construed as extraordinary, not ordinary business, such business falling properly within the purview of concern by interested shareholders in the Company and should not therefore be omitted from the upcoming proxy materials referred to above.

This is why I have chosen to bring this matter to the attention of the Company's shareholders at large. If the proposal is voted down at the meeting and after the proxy votes are tabulated, so be it. I will retire with grace. But if the proposal, as it stands now, constructive as it is, is denied consideration by all the shareholders, then I would certainly have just cause to suspect the Company's motives in so doing. It would be a disservice to all concerned to suppress the question so that it will deny the shareholders an opportunity to address themselves to its seriousness. I think the proposal is a reasonable one and one that takes into consideration the health of everyone, be they Japanese or visiting guests from abroad, for a short period or, like myself, for an extended length of stay. I hope and pray that the members of the Commission rule favorably on the reasonableness of my proposal and overturn the roadblock set up by McDonald's in what seems to this proponent to be an unfair and unjust ruling.

I have submitted this rebuttal without supporting documentation, because my argument is reasonable and logical as it stands and is based upon common sense and does not seem to require supporting evidence, other than what is set down here. The facts speak for themselves as they pertain to matters of health of the community, any community, whether in the United States or in Japan or anywhere else, and the proposal seeks to enhance the quality of life not only for ourselves but for those who are easily swayed by the deceptive advertising in the media--the present and coming generation of our young.

In closing, I want to thank you for allowing me this forum of redress for presenting my case to the Commission for reconsideration, for I believe the matter I espouse is manifestly a reasonable and just one and one that surely affects the lives of many people. It surely is not frivolous. It brings a matter of constructive concern about the Company directly where it belongs: to the shareholders, who are an intrinsic part of the Company. In no way does it seek to conflict with the judgment of the Board of Directors, but rather seeks to act in concert with the Board for the good of the Company and the good of consumers, instead of being summarily struck down as the Company intends it to be. When a board of directors seeks to impose its will based upon esoteric or so-called superior knowledge, then it becomes the right, if not the duty of an individual shareholder to stand in opposition so as not to be muzzled as the Company seeks in this instance. Were we operating in a totalitarian environment, then I would recognize the Company's refusal as being consistent with the political philosophy of that society. I see no such congruence here. I cannot accept a corporate giant throwing its weight around and using its high-powered and, not to mention expensive, legal resources in an effort to cow a relatively weak proponent. If a mighty blue-chip Goliath like the McDonald Corporation is allowed to prevail over a tiny David in such a trivial matter as public health and, by extension, the public weal, then I must say in all sincerity that we're all in trouble.

*9 I would be pleased to answer any further questions the Commission might

have. Thank you again.
Respectfully yours,
David Weinberg

ENCLOSURE

APPENDIX A

I would like to address myself to SEC Slip Opinion to Rule 14a-8, requirements applicable to proposals submitted by security holders for inclusion in the proxy soliciting of materials of issuers. This was a discussion of several laws: Securities Exchange Act of 1934; Public Utility Holding Company Act of 1935; and Investment Company Act of 1940. It was published on November 22, 1976.

In it is discussed in detail Rule 14a-8(c). Under that heading (7) is a discussion and amplification of what is deemed "Routine Matters." That section proceeds to state that the "proposed new provision, which would have been more restrictive than the former one, was considered at the time to be appropriate for possible adoption because the former provision occasionally had been relied upon to exclude proposals of considerable importance to the issuer and its security holders (italics mine).

It went on to note that "the new provision would produce results that were more in accord with the concept of shareholder democracy underlying section 14(a) of the Exchange Act (italics mine).

It further states that "the former appears to be a workable one if it is interpreted in a somewhat more flexible manner than in the past (ital mine).

The operative phrase is "more flexible manner" of interpretation, in this case consistent with the concept of shareholder democracy. To summarily omit a shareholder's proposal in the upcoming proxy announcement would seem, at least to this proponent and, one is confident, to other shareholders as well, to be a ploy on the part of the Company to exclude based largely upon reasons of convenience, face-saving and economic expediency as well as inconsistence with such a concept.

As in the case of discussion of economic and safety considerations of a nuclear power plant, "proposals of that nature, as well as others that have major implications [in this case, health and nutrition of the community], will in the future be considered beyond the realm of an issuer's ordinary business operations (italics mine), and future interpretive letters of the Commission's staff will reflect that view." It is opon this discussion that I rely, namely flexibility and exception to the rule based upon extraordinary circumstances involving the health of the community and posterity.

It is with these considerations in mind that I hope the Commission will disallow the Company's plan to omit my proposal from the coming proxy announcement and let the shareholder's themselves have access to what has become an issue of the day.

If my rebuttal does not find sympathy and sufficient merit with the Commission, then I would seek redress in District Court. I would hope that the Committee understands that in so doing it would constitute a grievous hardship for me to come thousands of miles to pursue the case, this from the standpoint of time, not to mention substantial financial commitment such an action would involve.

SEC LETTER

*10 March 24, 1992

Publicly Available March 24, 1992
Re: McDonald's Corporation (the "Company")
Incoming letter dated January 16, 1992

The proposal relates to the Company offering the McLean Burger and salads as part of the Company's menu in international outlets, as well as switching to all-vegetable cooking oil in those outlets.

There appears to be some basis for your view that the proposal may be excluded from the Company's proxy materials pursuant to Rule 14a-8(c)(7) as dealing with a matter relating to the conduct of the ordinary business operations of the registrant (i.e., as involving menu selections and food preparation methods). Under these circumstances, this Division will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials. In reaching a position, the staff has not found it necessary to address the alternative basis upon which the company relies.

Sincerely,

William H. Carter
Special Counsel
Securities and Exchange Commission (S.E.C.)

1992 WL 64682 (S.E.C. No - Action Letter)

END OF DOCUMENT

2003 WL 942830 (S.E.C. No - Action Letter)
(Cite as: 2003 WL 942830 (S.E.C. No - Action Letter))

(SEC No-Action Letter)
***1 Seaboard Corporation**
Publicly Available March 3, 2003
LETTER TO SEC

December 30, 2002
OFFICE OF THE CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
JUDICIARY PLAZA
450 FIFTH STREET, N.W.
WASHINGTON, DC 20549
Re: Shareholder Proposal of Sierra Club
Ladies and Gentlemen:

Seaboard Corporation, a Delaware corporation (the "Company"), has received a shareholder proposal dated November 7, 2002 and amended December 3, 2002 (the "Proposal"), from the Sierra Club (the "Proponent") for inclusion in the Company's proxy statement for its 2003 annual meeting of shareholders (the "2003 Annual Meeting"). The Company believes it properly may omit the Proposal from its proxy materials for the 2003 Annual Meeting for the reasons discussed below. The Company respectfully requests confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company excludes the Proposal from its proxy materials in reliance upon Rule 14a-8(i)(3) and/or Rule 14a-8(i)(7) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") or, if the Proposal is included, the Company excludes the identity of the Proponent pursuant to Rule 14a-8(1)(1) under the Exchange Act..

Pursuant to Rule 14a-8(j) under the Exchange Act, enclosed on the Company's behalf are six copies of each of (i) the Proposal and (ii) this letter, which sets forth the grounds on which the Company proposes to omit the Proposal from its proxy materials. Also enclosed are an additional copy of this letter, which we request to have file stamped and returned in the enclosed postage-prepaid envelope, and copies of correspondence related to the Proposal. As required by Rule 14a-8(j), a copy of this letter also is being sent to the Proponent as notice of the Company's intention to omit the Proposal from the Company's definitive proxy materials.

The Proposal

The Proposal requests that the Company's Board of Directors (the "Board") review the Company's policies regarding use of antibiotics in its hog production facilities and those of its suppliers and report to shareholders by January 2004. The Proposal requests that the Board's report to shareholders (i) identify the type and amounts of antibiotics used on healthy animals, and (ii) discuss the feasibility of producing and sourcing livestock grown without the nontherapeutic use of such antibiotics.

Grounds for Exclusion

The Company believes that the Proposal properly may be omitted from the

Company's proxy materials for the 2003 Annual Meeting because (i) the Proposal relates to the conduct of the ordinary business operations of the Company (Rule 14a-8(i)(7)), and (ii) the Proposal is vague and misleading in violation of Rule 14a-9 under the Exchange Act (Rule 14a-8(i)(3)).

1. The Proposal relates to the conduct of the ordinary business operations of the Company.

*2 Under Rule 14a-8(i)(7) under the Exchange Act, a shareholder proposal may be omitted from a company's proxy statement if such proposal "deals with matters relating to the company's ordinary business operations." The Commission has noted that the policy underlying the ordinary business exclusion rests on two central policy considerations. The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. Exchange Act Release No. 34-40018 (May 21, 1998). The Staff also has established that where the subject matter of a proposed report involves a matter of ordinary business, the proposal is also considered to related to the ordinary business operations of the company. Exchange Act Release No. 34-20091 (August 16, 1983).

Although the Staff has noted that shareholder proposals relating to ordinary business operations that focus on sufficiently significant social policy issues generally would not be considered to be excludable because the proposals would transcend day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote, in Hormel Foods Corporation (November 19, 2002) the Staff recently concluded that a shareholder proposal substantially similar to the Proposal did not warrant such an exception. Just as with the Proposal in the present case, in Hormel the proposal requested Hormel's Board review Hormel's standards regarding use of antibiotics by its meat suppliers and report to shareholders by January 2004. The proponents' supporting statement urges that the Board's report to shareholders (i) identify the amount of antibiotics used, and for what purposes, by Hormel's suppliers and (ii) enact a plan to source livestock grown without the nontherapeutic use of medically important antibiotics. Just as in the case of the Hormel proposal:

a. The Proposal relates to management's ability to run the Company on a day-to-day basis. The Proposal requests the Board to prepare what could be an extremely detailed and technical report on the Company's ongoing, day-to-day selection of resources and products it sells. For many years, the Company's activities in this regard have been regulated by federal, state and local regulations in the food safety area. Compliance with those laws and regulations is a part of the day-to-day business of the Company as it endeavors to produce safe, healthy products. The Company has a staff devoted to compliance with food safety regulations.

*3 As noted in Hormel, in numerous instances, the Staff has concluded that proposals related to compliance with government statutes and regulations involve ordinary business and therefore are excludable pursuant to Rule 14a-8(i)(7). In Willamette Industries, Inc. (March 20, 2001), for example, the Staff concurred

that a proposal requiring an annual report detailing the company's environmental compliance program, those responsible for enforcing compliance at the company and facts regarding the financial impact of compliance could be omitted from its proxy materials in accordance with Rule 14a-8(i)(7) because the subject of the report (i.e., evaluation of risk) related to its ordinary business. In addition, the Staff concurred with Duke Power Company's conclusion that it could exclude a similar shareholder proposal because compliance with government regulations was considered part of the company's ordinary business operations. Duke Power Company (February 1, 1988). See also, Allstate Corporation (February 16, 1999).

Moreover, the ability to make decisions as to the supplies to be purchased and the products to be sold requires business judgment regarding allocation of corporate resources and is fundamental to management's ability to control the day-to-day operations of the Company, and therefore is not an appropriate subject for a shareholder proposal. Decisions concerning the suppliers from whom the Company purchases supplies and the selection of products it sells are outside the knowledge and expertise of shareholders as a group. As noted in Hormel, companies have regularly received the Staff's assurance that no action would be taken if proposals similar to the Proposal were omitted from proxy materials. For example, the Staff found that proposals dealing with food irradiation could be excluded because they dealt with "the choice of products and supplies used in the preparation of its products." Borden, Inc. (November 30, 1989); See also, The Kroger Co. (March 23, 1992). The Staff also allowed McDonalds Corp. to exclude a proposal that McDonald's use only vegetable oil when preparing its products due to health concerns. The Staff stated that the selection of "food preparation methods" was a matter relating to ordinary business operations. McDonald's Corp. (March 24, 1992). Again, the Staff relied on Rule 14a-8(i)(7) when it allowed H.J. Heinz to exclude a proposal that the company stop using food coloring despite the assertion in a report by the American Academy of Pediatrics that the food coloring was suspected of causing a large number of serious adverse reactions in children. H.J. Heinz (June 2, 1999).

Food irradiation, the choice of cooking oil and food coloring have all been found by the Staff to be within the ordinary business operations of a company. In making those determinations, the Staff implicitly recognized that the regulation of food and food preparation is a function assigned to the FDA and that those companies, like the Company, merely provide access to products approved by the FDA to a broad spectrum of the American population. As noted in Hormel, this situation is no different. The discretionary authority to select certain types of ingredients and supplies, including livestock that has been grown with the use of antibiotics, that comply with FDA regulations should reside with the Company's management rather than its shareholders.

*4 b. The Proposal seeks to "micro-manage" the Company by probing too deeply into matters of a complex nature. The determination, testing and evaluation of livestock grown with the use of antibiotics is extremely complex and scientific. The relevant food safety regulations are also complex and their actual application to a company's operations can be subject to varying interpretations. The average shareholder, who presumably lacks training in biochemistry, would have difficulty evaluating the scientific data associated with the analysis of

compliance with food safety regulations, the use of antibiotics to grow livestock and the suitability of alternatives. The Company's management is better equipped than its shareholders, who meet only once each year, to deal with these complex matters.

c. The Proposal does not raise significant social policy concerns tied directly to the Company's operations under the "ordinary business" analysis. Merely because a shareholder proposal deals with a subject that may touch on a social policy issue does not mean that it may not be excluded if it encroaches on a company's ordinary business operations.

The Proposal clearly deals with issues and considerations that involve the Company's ordinary business operations. Consequently, the matters addressed by the Proposal are not matters that should be subject to direct shareholder control. Therefore, the Company has concluded that it may omit the Proposal from its proxy materials for the 2003 Annual Meeting in accordance with Rule 14a-8(i)(7).

Based on the foregoing, the Company believes that it may omit the Proposal from its proxy materials for its 2003 Annual Meeting, and the Company respectfully requests that the Staff not recommend any enforcement action if the Proposal is omitted from such proxy materials.

2. The Proposal is vague and misleading in violation of Rule 14a-9 under the Exchange Act.

Rule 14a-8(i)(3) under the Exchange Act permits a company to omit from its proxy materials a shareholder proposal and any statement in support thereof if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Rule 14a-9 under the Exchange Act provides, in pertinent part, that: "(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading ...."

*5 The Staff has found that a company could properly omit entire shareholder proposals and supporting statements when such proposals and supporting statements were vague, ambiguous, false or misleading. See, e.g., Wal-Mart Stores, Inc. (April 2, 2001); McDonald's Corporation (March 13, 2001); Comshare, Incorporated (August 23, 2000); Tri-Continental Corporation (March 14, 2000). The Staff has also on many occasions found that a company could properly omit certain portions of shareholder proposals and supporting statements that contain false and misleading statements or omit material facts necessary to make statements therein not false or misleading. See e.g., Sysco Corporation (September 4, 2002); American Standard Companies, Inc. (March 18, 2002); Emerson Electric Co. (October 27, 2000); National Fuel Gas Company (November 18, 1999); Exxon Baldwin Corporation (February 20, 1998). Moreover, Staff Legal Bulletin No. 14 (July 13, 2001) states that "in drafting a proposal and supporting statement, shareholders should avoid making unsupported assertions of fact." Staff Legal Bulletin No. 14 also states that shareholders "should provide

factual support for statements in the proposal and supporting statement."

The Proposal is misleading because it states, without support, that shareholders of the Company are concerned about the Company's practices relating to the use of antibiotics on healthy animals. The Proposal cites no support for this assertion. In fact, there is no indication that any other shareholder shares the Proponent's concern. If the Proposal were to be included in the Company's proxy materials, the omissions with respect the extent of shareholder concern would mislead the Company's shareholders as to material matters. Consequently, the Company has concluded that it may omit the Proposal from its proxy materials for the 2003 Annual Meeting in accordance with Rule 14a-8(i)(3).

Omission of the Proponent's Identity

Rule 14a-8(l)(1) permits a company to omit the identification of the proponent of a shareholder proposal from its proxy statement and, instead, to furnish that information to shareholders upon request. If the Proposal is included in the Company's proxy statement, the Company intends to omit identification of the Proponent. The Proponent has included its identity in the preamble included in the Proposal. It disingenuously asserts that the reference does not identify it as the proponent of the Proposal, and, instead, is a statement of its views. This characterization is nothing more than a strained attempt to require the Company to identify the Proponent with the Proposal. In the past, the Staff has found that a company could properly exclude a shareholder's identity from its proposal. See, e.g., Alaska Air Group, Inc. (March 13, 2001). Based on the foregoing, the Company believes that, in the event that it must include the Proposal in its proxy materials for its 2003 Annual Meeting, it may nonetheless omit the preamble to the Proposal from the proxy materials and the Company respectfully requests that the Staff not recommend any enforcement action if the preamble to the Proposal is omitted from such proxy materials.

*6 If the Staff has any questions or comments regarding this filing, please contact any of the undersigned, at (913) 676-8925

Sincerely,

David M. Becker
Vice President and General Counsel
SEABOARD CORPORATION
9000 West 67th Street . P.O. Box 2972 . Shawnee Mission, KS 66201 . Phone: 913-676-8800

AMENDED

REPORT ON USE OF ANTIBIOTICS

Seaboard Corporation

WHEREAS, The Sierra Club believes that there is a positive correlation between a company's financial returns and its environmental and public health policies;

RESOLVED: Shareholders request that our Board review the Company's policies regarding use of antibiotics in its hog production facilities and those of its suppliers and report to shareholders by January 2004. We request a report on the type and amounts of antibiotics they use on healthy animals, which report shall include a discussion of the feasibility of producing and sourcing livestock without the nontherapeutic use of such antibiotics.

Supporting Statement

Shareholders are concerned that our company raises hogs using practices that

typically involve routinely feeding antibiotics to healthy animals.

There is growing concern in the scientific and medical community about the increasing resistance of bacteria to antibiotics that are medically important for humans:

. The Union of Concerned Scientists estimates that 70% of antibiotics in the U.S. are fed to healthy livestock to promote growth and to compensate for unsanitary conditions. Some antibiotics used in meat production are also used in human medicine. (Clinical Infectious Diseases, June 1, 2002) No U.S. government agency requires reporting of antibiotics used in livestock agriculture.

. Three studies in the October, 2001 New England Journal of Medicine document the links between antibiotic overuse and drug-resistant bacteria found in meat and poultry products.

. Studies show that antimicrobial-resistant commensal bacteria from food animals can colonize the human gut, where they potentially can transfer their resistance to ordinary pathogens. (Clinical Infectious Diseases, June 1, 2002)

. The Alliance for the Prudent Use of Antibiotics' report, Facts about Antimicrobials in Animals and the Impact on Resistance, concluded that "the elimination of nontherapeutic use of antimicrobials in food animals and in agriculture will lower the burden of antimicrobial resistance in the environment, with consequent benefits to human and animal health." (Clinical Infectious Diseases, June 1, 2002)

. A recent U.S. Geological Survey study found antimicrobial residues in 48 percent of 139 streams surveyed nationwide; 45 percent of survey sites were downstream from animal agriculture operations.

. In June 2001, the American Medical Association opposed the use of antibiotics in agriculture for healthy animals (i.e., "nontherapeutic" use). The World Health Organization made similar recommendations.

*7 . Meat can be produced profitably without routine use of antibiotics. As of 1998, the European Union prohibited use as growth promoters of all antibiotics used in human medicine; only four antibiotics not used in human medicine can be used without prescription in agriculture in the EU. Where bans exist on the use of antibiotics as growth promotants, such as in Sweden and Denmark, meat producers continue to thrive, according to the nonprofit Keep Antibiotics Working. Companies have adapted by modifying the diet of animals, and by improving animal husbandry to decrease the risk of infection. Antibiotics continue to be available by prescription to treat sick animals.

We believe that by taking this action Seaboard will attract the loyalty of health-conscious consumers.

ENCLOSURE

December 3, 2002

DAVID M. BECKER
VICE PRESIDENT AND GENERAL COUNSEL
SEABOARD CORPORATION
9000 WEST 67TH ST
P.O. BOX 2972
SHAWNEE MISSION, KS 66201

Dear Mr. Becker:

Thank you for your letter dated November 20, 2002 acknowledging receipt of a

shareholder resolution submitted for the 2003 annual meeting. The resolution requests a shareholder vote on a report on Seaboard's use of antibiotics.

Your one procedural objection to the shareholder resolution is that it is comprised of two proposals. Because we believe that a plan to produce and source livestock grown without the nontherapetic use of medically important antibiotics would provide a competitive advantage over other pork producers, we have amended the resolution so as to address one proposal: "a report on the type and amounts of antibiotics they use on healthy animals, which report shall include a discussion of the feasibility of producing and sourcing livestock without the nontherapeutic use of such antibiotics."

In addition, you list a number of non-procedural objections that do not follow SEC rules regarding omission of resolutions in your proxy statement. Rule 14a-8(j). We have amended the resolution to revise the first sentence of the Supporting Statement. However, although Rule 14a-8(l)(1) permits a company to omit the identification of the proponent of a shareholder proposal from its proxy statement, the shareholder resolution does not identify the Sierra Club as the resolution proponent, rather it is a statement of the Sierra Club's views on a company's financial returns and its environmental and public health policies.

We do not agree that a report on antibiotic use may be omitted under Rule 14a-8(i)(7). Reports to shareholders are a common theme in shareholder resolutions. Therefore, should you notify the SEC of your intention to omit the resolution on this basis, we will make our objections known to the SEC under Rule 14a-8(k).

*8 Please contact Larry Fahn, Sierra Club - Vice President for Conservation, 311 California Street, Suite 510, San Francisco CA 94104. Telephone: (415) 391-3212.

Email: <Larry.Fahn@sierraclub.org> should you have any reason to communicate with us further about this matter.

Sincerely,
David E. Ortman
Sierra Club
Corporate Accountability Committee
Shareholder Action Task Force
for
Larry Fahn
Sierra Club, Vice President for Conservation

ENCLOSURE

November 20, 2002
LARRY FAHN
VICE PRESIDENT FOR CONSERVATION
SIERRA CLUB
311 CALIFORNIA STREET, SUITE 510
SAN FRANCISCO, CALIFORNIA 94104
(EMAIL: LARRY.FAHN@SIERRACLUB.ORG)

Dear Mr. Fahn:

Seaboard Corporation ("Seaboard") has received your letter dated November 7, 2002, concerning a shareholder resolution and supporting statement (the "Resolution") submitted for inclusion in Seaboard's proxy statement for its 2003

annual meeting. Seaboard believes that your submission does not meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934 for the following reasons:

1. Rule 14a-8(c) provides that each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. The Resolution is comprised of two proposals: one calling for a report to shareholders by January 2004 and one calling for the preparation of a plan to produce and source livestock.

2. Rule 14a-8(i)(3) provides that a proposal or supporting statement may be excluded if it is contrary to any of the Securities and Exchange Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Purported statements of fact which are provided without substantiation may violate Rule 14a-9. The first sentence of the Supporting Statement is an unsubstantiated statement of fact.

3. Rule 14a-8(i)(7) provides that a proposal or supporting statement may be excluded if the proposal deals with a matter relating to the company's ordinary business operations. Seaboard believes that details relating to Seaboard's feeding of livestock come within Seaboard's ordinary business operations.

4. Rule 14a-8(1)(1) permits a company to omit the identification of the proponent of a shareholder proposal from its proxy statement and, instead, to furnish that information to shareholders upon request. If the Resolution is included in Seaboard's proxy statement, Seaboard intends to omit the identification of the Sierra Club. Accordingly, the preamble in the Resolution must be deleted or revised to omit the reference to the Sierra Club.

*9 If the Sierra Club wishes to address the deficiencies described above, your response to Seaboard must be postmarked, or transmitted electronically, no later than 14 days after you receive this letter.

Sincerely,
David M. Becker
Vice President and General Counsel

ENCLOSURE

November 7, 2002
MARSHALL TUTIN
CORPORATE SECRETARY
SEABOARD CORP.
9000 WEST 67TH STREET,
SHAWNEE MISSION, KANSAS 66202

Dear Mr. Tutin:

Enclosed, please find a shareholder resolution that Sierra Club hereby submits under the SEC's Rule 14a(8). The Sierra Club has owned the requisite value for the requisite time period; intends to continue ownership of the requisite value through the forthcoming annual meeting in 2003; and stands prepared to present the resolution at the forthcoming shareholder meeting directly or through a designated agent. Enclosed please also find a written statement from Anne Stout, a Registered Representative at Charles Schwab & Co., our broker verifying our continuous ownership of the requisite valued Seaboard shares since November 28, 2000.

Please contact me, Larry Fahn, Sierra Club - Vice President for Conservation,

311 California Street, Suite 510, San Francisco CA 94104. Telephone: (415) 391-3212. Email: Larry.Fahn@sierraclub.org., should you have any reason to communicate with us about this matter.

Sincerely,

Larry Fahn

Sierra Club, Vice President for Conservation

ENCLOSURE

November 5, 2002

SIERRA CLUB

ATTN: LOU BARNES

85 2ND ST., SECOND FLOOR

SAN FRANCISCO, CA 94105-3459

Re: 8769-0836

Dear Sierra Club:

The Sierra Club has continuously owned 18 shares of Soabound Corp. (SEB) since November 28, 2000.

Thank you for your business with Charles Schwab & Co., Inc. If you have any questions regarding this matter please do not hositate to contact us at 800-435-9050.

Sincerely,

Anne Stout

Registered Reprosentative II

Charlos Schwab

SEC LETTER

1934 Act / s -- / Rule 14A-8

March 3, 2003

Publicly Available March 3, 2003

Re: Seaboard Corporation

Incoming letter dated December 30, 2002

The proposal requests that the board of directors review Seaboard's policies regarding the use of antibiotics in its hog production facilities and those of its suppliers and provide a report on matters specified in the proposal.

There appears to be some basis for your view that Seaboard may exclude the proposal under rule 14a-8(i)(7), as relating to Seaboard's ordinary business operations. Accordingly, we will not recommend enforcement action to the Commission if Seaboard omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Seaboard relies.

*10 Sincerely,

Katherine W. Hsu

Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or

not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2003 WL 942830 (S.E.C. No - Action Letter)

END OF DOCUMENT

(Cite as: 2004 WL 326649 (S.E.C. No - Action Letter))

(SEC No-Action Letter)
*1 Time Warner Inc.
Publicly Available February 13, 2004
LETTER TO SEC

February 2, 2004
SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
OFFICE OF CHIEF COUNSEL
450 FIFTH STREET, NW
WASHINGTON, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan; no-action request by Time Warner Inc.

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the AFSCME Employees Pension Plan (the "Plan"), submitted to Time Warner Inc. ("Time Warner" or the "Company") a stockholder proposal (the "Proposal") asking the Company's board of directors (the "Board") to disclose to stockholders the actions taken by the Board and its committees, agenda items on which votes were taken, agenda items on which action was deferred and the existence of any non-unanimous votes.

In a letter to the Commission dated December 31, 2003, Time Warner stated that it intends to omit the Proposal from its proxy materials being prepared for the 2004 annual meeting of stockholders. Time Warner contends that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7) because the Proposal deals with the Company's ordinary business operations. and Rule 14a-8(i)(10), because Delaware law and existing disclosure requirements have resulted in the Proposal being substantially implemented.

Ordinary Business Operations

Time Warner urges that the Proposal deals with the Company's ordinary business operations because its Board is responsible for many activities, such as budgeting, officer appointments, material contracts, securities offerings, acquisitions and asset dispositions, that are part of the day-to-day management of the Company's operations. Time Warner further contends that decisions regarding which matters should be presented at a board meeting are inherently part of a company's ordinary business operations and that the Proposal could lead to micromanagement of this function by stockholders.

The purpose of the Proposal is to provide Time Warner stockholders with more detailed and nuanced information relating to how vigorously Time Warner directors are representing stockholder interests. The data requested in the Proposal would shed light on the nature of the Board's activities, beyond those required by law or regulation. For example, the disclosure sought in the Proposal would help stockholders understand the extent to which the Board takes formal action on such key matters as strategic planning and management succession. It would also assist stockholders in evaluating the effectiveness of

key committees by, for example, illuminating the process by which compensation performance benchmarks are chosen.

Such matters meriting formal action by the Board or a committee thereof are far from the day-to-day management issues to which the ordinary business exclusion is addressed. As Time Warner points out, in formulating and interpreting the ordinary business exclusion, the Commission has been concerned with whether a proposal "prob[es] too deeply into matters of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment."

*2 Unlike the day-to-day matters such as customer service, non-executive compensation, accounting and risk assessment dealt with in the no-action letters cited by Time Warner, stockholders are well-positioned to understand and evaluate information regarding the activities and deliberations of the Board. Commission rules already require disclosure of data concerning Board or committee activities in certain contexts--material transactions, executive compensation and auditor independence, to name a few--and there is no reason to believe that stockholders are confused or misled by this information.

Time Warner argues that disclosing the data sought in the Proposal could polarize the Company's Board, result in gamesmanship of the process by which items are considered by the Board or a committee, and jeopardize negotiations on a transaction. As an initial matter, the Proposal permits Time Warner to omit confidential or proprietary information from the **report**; because the Proposal is non-binding, Time Warner's Board has significant latitude in defining the scope of this exception. Accordingly, consideration of pending (and theretofore undisclosed) transactions could be omitted from the **report**. Moreover, although the Plan is mindful of the importance of striking an appropriate balance between the needs of stockholders and boards, the potential deleterious effects of a proposal are not grounds for exclusion under Rule 14a-8(i)(7).

Time Warner also relies on the Commission's failure in recent rulemaking to require companies to describe how stockholders can communicate directly with individual directors. Specifically, Time Warner urges that the same considerations--that "named directors could then be targeted for inappropriate correspondence"--should inform whether Time Warner is allowed to omit the Proposal. The identification of directors who dissented on a matter voted on by the Board or a committee is a far cry from providing a means for stockholders to contact those directors. Indeed, no new contact or other personal information about directors would be provided if Time Warner implemented the Proposal; it is thus not likely that the Proposal would spawn intrusive communications from stockholders.

Substantial Implementation

Time Warner contends that the Proposal has already been substantially implemented, and this is excludable under Rule 14a-8(i)(10). Time Warner's reliance on this basis is curious, since its arguments in support of omission under the ordinary business exclusion focus on the potentially disastrous consequences flowing from the Proposal's implementation.

Time Warner first urges that the Proposal has been substantially implemented because section 220 of the Delaware General Corporation Law ("DGCL") gives stockholders the right, under certain circumstances, to obtain corporate "books

and records," including minutes of board and committee meetings. Time Warner further points to disclosure requirements imposed by the Commission and the New York Stock Exchange relating to such matters as business combinations, actions by audit and compensation committeescommunications between stockholders and corporate boards, and other material events.

*3 Taken as a whole, these mechanisms, while providing important information to stockholders, fall significantly short of satisfying the elements of the Proposal. Stockholders' rights under section 220 of the DGCL are not self-executing, as their right to receive information pursuant to the Proposal would be; rather, a stockholder must submit a demand letter and, if the company refuses the request or fails to respond, must litigate the issue of the stockholder's entitlement to the requested materials at substantial expense to the stockholder. Likewise, the disclosure required of companies under rules of the Commission and NYSE listing standards does not include the full panoply of matters voted on and deferred, nor does it require disclosure of non-unanimous votes. Accordingly, the Proposal has not been substantially implemented.

* * * *

To conclude, Time Warner has not met its burden of establishing that it is entitled to rely on Rule 14a-8(i)(7) or (i)(10) to exclude the Proposal from its proxy materials. Please do not hesitate to contact me on (202) 429-1007 if you have any questions or need anything further.

Very truly yours,

Charles Jurgonis

Plan Secretary

AMERICAN FEDERATION OF STATE, COUNTY AND MUNICIPAL EMPLOYEES

1625 L Street, N.W. Washington, D.C. 20036

ENCLOSURE

December 31, 2003

SECURITIES AND EXCHANGE COMMISSION

DIVISION OF CORPORATION FINANCE

OFFICE OF CHIEF COUNSEL

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: Time Warner Inc. - Proposal Submitted by the AFSCME Employees Pension Plan

Ladies and Gentlemen:

This letter respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise Time Warner Inc. (the "Company") that it will not recommend any enforcement action to the SEC if the Company omits from its proxy statement and proxy to be filed and distributed in connection with its 2004 annual meeting of stockholders (the "Proxy Materials") the proposal (the "Proposal") it received from the AFSCME Employees Pension Plan (the "Proponent"). The Proposal calls upon the Company's board of directors to prepare an annual report disclosing, among other things, "the actions taken by the Board and all committees thereof in the prior year," including agenda items on which a vote was taken or deferred and, for items on which a vote was not unanimous, the identity of directors not voting with the majority.

The Company does not intend to include the Proposal in its Proxy Materials pursuant to (i) Rule 14a-8(i)(7) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), because it relates to the Company's ordinary business operations and (ii) Rule 14a-8(i)(10) under the Exchange Act because it has been substantially implemented and, therefore, is moot.

*4 Pursuant to Rule 14a-8(j) under the Exchange Act, we are enclosing six copies of each of this letter and the Proposal (Exhibit A). By copy of this letter, the Company hereby notifies the Proponent as required by Rule 14a-8(j) of its intention to exclude the Proposal from its Proxy Materials.

Grounds for Omission

A. The Proposal relates to the Company's ordinary business operations and, therefore, may be omitted from the Company's Proxy Materials pursuant to Rule 14a-8(i)(7).

Rule 14a-8(i)(7) under the Exchange Act permits the exclusion from the Company's Proxy Materials of stockholder proposals relating to its "ordinary business operations." Similarly, proposals requesting **reports** or studies may also be omitted from the Company's Proxy Materials if the subject of the requested **report** or study covers a matter related to the Company's ordinary business operations. See SEC Release No. 34-20091 (August 16, 1983) ("Henceforth, the staff will consider whether the subject matter of the special **report** or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)"). The Proposal seeks an annual **report** of every action taken or deferred by the Company's board of directors and all of its committees; the actual votes cast in favor or against each action; and, for items on which a vote was not unanimous, the names of the dissenting directors or committee members. This requested **report** - covering all votes taken, or deferred, by the board and its committees - involves the Company's ordinary business operations and, therefore, is not an appropriate subject matter for a stockholder proposal.

The Company's business and affairs are managed by its board of directors and committees. See DGCL § 141(a). In this capacity, the Company's board and committees consider myriad recurring and ordinary matters (such as an annual budget, officer appointments, material contracts, securities offerings, acquisitions and asset dispositions) that are part of the day-to-day management of the Company's operations. In addition, they consider actions on a wide range of subject matters, such as operational strategy, customer relations and employee compensation, that the Staff has consistently found relate to ordinary business operations. See, The Allstate Corp. (February 19, 2002) (operational strategy is related to ordinary business operations); Mattel, Inc. (April 1, 2002) (general employee compensation is related to ordinary business operations); Verizon Communications, Inc. (January 9, 2003) (customer relations are related to ordinary business operations). See also, Telular Corp. (December 5, 2003) (the analysis of non-extraordinary transactions is related to ordinary business operations); Xcel Energy Inc. (April 1, 2003) (the evaluation of company risks and benefits is related to ordinary business operations); ResMed, Inc. (September 2, 2002) (the selection of accounting methods is related to ordinary business operations). If the Proposal sought a **report** of board action with respect to any one of the above items, it would be properly excludable from

the Company's Proxy Materials. Instead, the requested **report** seeks information on all actions of the Company's board and committees, without regard to the subject matter. The Company submits that the breadth of the Proposal clearly covers many aspects of the Company's ordinary business operations and, therefore, it is excludable under Rule 14a-8(i)(7). This conclusion is consistent with the Staff's stated rationale for the ordinary business exclusion, which is to "confine the resolution of ordinary business problems to management and the board of directors." SEC Release No. 34- 40018 (May 21, 1998)
.

*5 Further, the determination as to which matters should be presented or deferred at meetings of a board of directors and its committees is a central function of a company's board of directors and management and, thus, is itself inherently part of its ordinary business operations. The Company respectfully submits that if its board of directors is to effectively manage the Company's business and affairs, it must be afforded the flexibility to set meeting agendas and defer votes on individual items without the potential complications of stockholder review. Indeed, such decisions are inextricably linked to the substance of the matters being considered. This connection is illustrated by the potential impact on a company's business operations if it were required to disclose publicly the consideration or deferral of matters by its board. For example, the disclosure of a decision to defer a vote on a proposed transaction could jeopardize negotiations on that transaction or similar transactions (and, potentially, the stockholder value associated with them). Likewise, the disclosure of a non-unanimous vote regarding a material contract could give advantage to interested parties or a company's competitors who, for their own gain, might seek to drive a wedge among the company's directors. These situations demonstrate just how closely the information sought by the Proposal is related to a company's management of its ordinary business operations. The Proposal also could have the unintended effect of influencing the nature and content of meeting agendas. The drafters of such agendas would need to be mindful of the considerable complications and risk of harm from the availability of this information to competitors and those having business with the company. The effect of these additional considerations on a company's current board and committee practices could impact how and when matters are considered and result in a curtailing of board and committee votes until a unanimous vote is certain. Such a scenario is not only contrary to a company's and its stockholders' best interests, but it is further evidence that the placement and treatment of items on meeting agendas are part of a company's ordinary business operations.

As noted above, the policy behind the ordinary business exclusion is to confine the resolution of ordinary business problems to management and the board of directors. SEC Release No. 34-40018 (May 21, 1998). The Staff has noted that one central consideration underlying the exclusion's application is "the degree to which the proposal seeks to 'micromanage' the company by probing too deeply into matters of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment." Id. The Company respectfully submits that the Proposal directly seeks to micro-manage the Company by requesting information about all matters considered by its board of directors and committees. The Proposal could, as a practical matter, lead to active

stockholder oversight of large parts of the Company's ordinary business operations. See Id. ("Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct stockholder oversight."). Providing the requested **report** also presents the significant risk of stockholder confusion or misinterpretation of board actions because many matters raised at board and committee meetings require detailed knowledge and familiarity with a company's operations, history and business environment not generally possessed by its average stockholder. Directors therefore receive detailed briefing materials and presentations regarding matters considered by a company's board and committees, which supplement their already existing knowledge of the company and its business environment. Moreover, the determinations as to the timing of the consideration of matters require additional understanding of those subjects. The Company respectfully submits that its stockholders as a group would not be in a position to make an informed judgment about the plethora of matters upon which its board and committees act in the course of a year, nor an informed judgment on the timing of the board's and committees' consideration of such matters or the votes cast by individual directors. Consequently, the Company further respectfully submits that the Proposal is appropriately omitted from the Company's Proxy Materials pursuant to Rule 14a-8(i)(7) based on its propensity to result in micro-management by the stockholders.

***6** The Staff has previously indicated that, when applying the ordinary business operations exclusion, it will consider whether the proposal in question raises significant "social policy issues." See SEC Release No. 34- 40018. See also, American Electric Power Co. (January 27, 2003) (proposal that each director expend a minimum of twenty hours each month of the year to attend and prepare for formal monthly board meetings); The Allstate Corp. (February 19, 2002) (proposal that the company cease operations in Mississippi); Public Service Co. of Colorado (March 19, 1997) (proposal that the board of directors seek new management leadership). The Company believes that the Proposal does not advance any significant positive social policy issues. While the Proponent argues that the requested **report** will increase director accountability to stockholders, it is well established that directors have a fiduciary duty to vote in furtherance of what they believe to be the best interests of the corporation and its stockholders. This point is not subject to public debate, and the Proponent is not suggesting that the Company's directors be held to a different standard.

Moreover, the current disclosure requirements governing actions by a board of a directors strike an important balance between providing stockholders with access to board action, on the one hand, and preserving management's flexibility to conduct its ordinary business operations, on the other hand. The Company is subject to the disclosure requirements of the Delaware General Corporation Law (the "DGCL") and the applicable rules and regulations of the SEC and the New York Stock Exchange (the "NYSE"). In certain circumstances, several of which are described in Section B below, these rules and regulations require the Company to disclose information with respect to actions by its board of directors. In other circumstances, the disclosure of board action is left to the discretion of the company. Where disclosure of this information is not mandatory, the applicable legislative or rulemaking bodies have determined that either such disclosure is

not in the public interest, or else a competing interest warrants that the company exercise its judgment as part of its ordinary business operations. In other words, these bodies have effectively placed such decisions, as well as the subject matter of the Proposal, within a company's ordinary business operations.

Finally, the Company respectfully submits that the Staff's discussion in its recent release of comments regarding, and revisions to, the SEC's proposed rules on communications between security holders and boards of directors is relevant to the Staff's consideration of the Proposal's exclusion under the ordinary business rule. See Release No. 33-8340 (November 24, 2003). In the final rules, the Staff chose not to require companies to describe how security holders can communicate directly with individual directors. This modification from the SEC's proposed rules responded to the numerous commentators who noted that such requirement would be inappropriate because "named directors could then be targeted for inappropriate correspondence." The Staff also decided not to require companies to describe any material action taken by boards as a result of security holder communications, citing the numerous difficulties in implementing such a requirement.

*7 The Company believes that these same complications are presented by the Proposal. The requirement that the Company disclose the names of directors who did not vote in accord with the majority could expose these individuals to inappropriate correspondence. Also, the Company's board could face significant difficulties responding to the multitude of public questions and objections that would inevitably follow the Company's release of the requested report. The Company respectfully submits that the Staff's reasons for revising its new disclosure requirements also support the exclusion of the Proposal from the Company's Proxy Materials under Rule 14a-8(i)(7).

For all of the reasons discussed above, the Company respectfully submits that the Proposal is excludable from its Proxy Materials pursuant to Rule 14a-8(i)(7).

B. Certain of the information called for by the Proposal is already available to stockholders under the statutes, rules and regulations of the State of Delaware, the SEC and the NYSE and, therefore, the Proposal is excludable from the Company's Proxy Materials under Rule 14a-8(i)(10).

Rule 14a-8(i)(10) allows the Company to exclude a shareholder proposal from its Proxy Materials if it has already "substantially implemented" the proposal. See SEC Release No. 34-20091 (August 16, 1983); Puerto Rican Cement Co., Inc. (March 25, 2002); Niagara Mohawk Power Corp. (February 16, 1995). The Proposal calls upon the Company to make available for inspection certain information about its board and committee meetings. However, a mechanism for obtaining this information, in appropriate instances, is already provided for under the laws of the Company's state of incorporation. Additionally, the rules and regulations promulgated by both the SEC and the NYSE require the Company to disclose certain material information, which would include certain aspects of its board and committee meetings and votes. The Company therefore believes that the Proposal is properly excludable as substantially implemented under Rule 14a-8(i)(10) because these statutes, rules and regulations already provide for the disclosure, in carefully considered circumstances, of the information that the Proponent seeks.

The Company is a Delaware corporation. Section 220 of the DGCL gives stockholders the right, upon satisfaction of certain procedural requirements and for a "proper purpose," to inspect the books and records of the Company. Section 220 defines a "proper purpose" as one "reasonably related to such person's interest as a stockholder." This important safeguard allows management to protect the Company, and its stockholders as a class, from improper or unlawful inspections.

*8 The Delaware courts have established that the agendas and voting records of the Company's board and committee meetings are part of its "books and records." See e.g., Martha Stewart Living Omnimedia, Inc. v. Stewart, 833 A.2d 961 (Del. Ch. 2003); Freund v. Lucent Technologies, Inc., 2003 Del. Ch. LEXIS 3 (Del. Ch. 2003); Security First Corp. v. U.S. Die Casting and Development Co., 687 A.2d 563 (Del. 1997). Therefore, the Company already is obligated to make this information available to stockholders who comply with the requirements of Section 220. In this sense, the Proponent is seeking information that it already has a right to receive upon compliance with Section 220.

Additionally, both the SEC and the NYSE regulate disclosure by companies to ensure that stockholders and potential investors have sufficient information to make informed decisions about such companies. The rules and regulations promulgated by the SEC require the disclosure of material information, which includes board and committee actions, in circumstances determined by the SEC to merit disclosure in the interests of investors. For example, in connection with certain business combination transactions, the SEC rules require a company's board to disclose to stockholders the reasons for its approval of the transaction. See Item 1012 of Regulation M-A; Item 4(a)(2) of Form S-4. Additionally, the SEC proxy rules require that a company disclose certain actions by its Audit and Compensation Committees. See Item 7 of Regulation 14-A; Item 306 of Regulation S-K. The NYSE rules further require listed companies to "release quickly to the public any news or information which might reasonably be expected to materially affect the market for its securities." See Rule 202.05. Finally, the Company is in the process of implementing the SEC's new disclosure standards with regard to security holders' communications with board members as set forth in the Release. The Company complies with all applicable disclosure rules, including where such disclosure rules require the disclosure of information that would be presented in the report mandated by the Proposal.

The SEC and NYSE rules require the Company to disclose material information to its stockholders. To the extent these rules do not require disclosure of information covered by the Proposal, the applicable rulemaking bodies have determined that either such disclosure is left to the discretion of the board of directors as part of its ordinary business operations, or a compelling reason (e.g. confidentiality) warrants that it should not be provided. In such circumstances, the Company's stockholders still have access to the information requested by the Proposal provided they comply with the requirements of Section 220 of the DGCL. The Proponent does not assert that the Company has failed to comply with regulatory disclosure requirements, or that it has denied proper Section 220 requests. Rather, the Proponent appears to seek the requested information in spite of the Company's disclosure obligations and its inspection rights under Delaware law. The Company respectfully submits that the rules

promulgated by the SEC and NYSE, combined with Section 220 of the DGCL, render substantially implemented the access to the information that the Proposal seeks. To the extent the Proposal seeks access to information that would not otherwise be provided to stockholders in compliance with the disclosure and access rules described above, it can only be an attempt to circumvent such rules. As such, the Proposal is properly excludable under Rule 14a-8(i)(10) as having been substantially implemented by existing statutes, rules and regulations.

* * * * *

*9 For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its Proxy Materials. If you have any questions or if the Staff is unable to concur with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter. Please do not hesitate to call the undersigned at (212) 484-7350.

Please acknowledge receipt of this letter and its attachments by date-stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

Very truly yours,

Susan A. Waxenberg

Assistant General Counsel and Assistant Secretary

EXHIBIT A

RESOLVED, that the stockholders of Time Warner, Inc. ("Time Warner") ask the Board of Directors (the "Board") to prepare and make available to stockholders on an annual basis a separate **report** (the "**Report**") regarding the actions taken by the Board and all committees thereof (each, a "Committee") in the prior year. The **Report** should be prepared at reasonable cost and should omit confidential and proprietary information. Specifically, the **Report** should disclose:

(a) the agenda items on which the Board and each Committee voted;

(b) the agenda items on which a Board or Committee vote was deferred, along with a general statement of the reason for the deferral; and

(c) the existence of any non-unanimous Board or Committee vote, identifying the director or directors whose votes were not in accord with the majority.

SUPPORTING STATEMENT

In recent years, increased attention has been focused on the need for corporate boards of directors to be accountable to stockholders and to advance stockholder interests. To that end, the Securities and Exchange Commission has proposed rules which would give stockholders the right to nominate director candidates on company proxy statements, under certain circumstances. Corporate governance ratings services evaluate the performance of boards as a whole, relying on data regarding board composition, company governance practices and other factors.

It is still difficult, however, for stockholders to evaluate the effectiveness of individual directors. Very rarely, a director will indicate publicly that he or she disagrees with a board decision, but in the vast majority of cases stockholders have no way of knowing about dissent within a board. In our opinion, the paucity of public information on the board's agenda items and votes thereon prevents stockholders from making full use of their rights to withhold

votes from individual directors, select directors for replacement with a "short slate" advanced through a stockholder's separate proxy materials, and, if the SEC's proposed rules take effect, target directors for challenge in the company's own proxy materials.

*10 We believe there are compelling reasons that Time Warner stockholders might want to learn more about the ways in which individual company directors are representing stockholder interests. Time Warner's performance has been dismal since the merger with AOL. The company posted an operating loss of $39.875 billion in 2002. According to Time Warner's most recent proxy statement, $100 invested in Time Warner stock on January 12, 2001, the first day of trading following the AOL merger, would have been worth only $27 on December 31, 2002, while the same amount invested in an index of peer group companies would have been worth $64. In a November 24, 2003 Reuters story, an S&P analyst characterized Time Warner as "confronted with a lot of different challenges both with operating progress and shareholder communication."

We urge stockholders to vote for this proposal!

ENCLOSURE

December 3, 2003

TIME WARNER, INC.
75 ROCKEFELLER PLAZA
NEW YORK, NY 10019
ATTENTION: PAUL T. CAPPUCCIO, CORPORATE SECRETARY

Dear Mr. Cappuccio,

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2003 proxy statement of AOL Time Warner, Inc. (the "Company"), the Plan intends to present the attached proposal (the "Proposal") at the 2004 annual meeting of stockholders (the "Annual Meeting"). The Plan is the beneficial owner of 153,590 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. Please direct all questions or correspondence regarding the Proposal to Charles Jurgonis at (202) 429-1007.

Sincerely,
Gerald W. McEntee
Chairman

SEC LETTER

1934 Act / s -- / Rule 14A-8
February 13, 2004
Publicly Available February 13, 2004
Re: Time Warner Inc.
Incoming letter dated December 31, 2003

The proposal requests that the board of directors prepare a **report** to stockholders on an annual basis regarding the actions taken by the board and all committees thereof in the prior year, disclosing the agenda items on which the board and each committee voted; the agenda items on which a board or committee vote was deferred, along with a general statement of the reason for the

deferral; and the existence of any non-unanimous board or committee vote, identifying the director or directors whose votes were not in accord with the majority.

There appears to be some basis for your view that Time Warner may exclude the proposal under rule 14a-8(i)(7), as relating to Time Warner's ordinary business operations (i.e., reporting on board actions related to Time Warner's ordinary business operations). Accordingly, we will not recommend enforcement action to the Commission if Time Warner omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Time Warner relies.

*11 Sincerely,

Attorney-Advisor

Daniel Greenspan

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2004 WL 326649 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)
***1 CVS Corporation**
Publicly Available February 1, 2000
LETTER TO SEC

December 8, 1999
OFFICE OF THE CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549
Dear Sir or Madam:

On behalf of CVS Corporation, a Delaware corporation (the "Company" or "CVS") and, in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we are filing this letter with respect to a certain shareholder proposal and supporting statement (the "Proposal") submitted on behalf of the Board of Trustees of the Central Laborer's Pension Fund (the "Proponents" or the "Fund") for inclusion in the proxy materials ("2000 Proxy Materials") that CVS intends to distribute in connection with its 2000 Annual Meeting of Stockholders. We hereby request confirmation that the staff of the Office of the Chief Counsel (the "Staff") will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8, CVS omits the Proposal from its 2000 Proxy Materials.

Pursuant to Rule 14a-8(j), we are enclosing herewith six copies of each of this letter and the Proposal. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponents as notification of CVS' intention to omit the Proposal from its 2000 Proxy Materials. This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper. We have been advised by the Company as to the factual matters set forth herein.

The Proposal, if adopted, would require that the Board of Directors prepare for shareholders an annual "Strategic Plan Report" describing the Company's goals, the strategic initiatives designed to accomplish the stated goals, and the accompanying range of corporate programs and policies.

Statement of Reasons to Exclude

The Company believes that the Proposal may properly be excluded from its proxy statement under Rule 14a-8(i)(7) for the reasons discussed below.

Rule 14a-8(i)(7)

Under Rule 14a-8(i)(7), a proposal may be excluded if it "... deals with a matter relating to the conduct of the ordinary business operations of the registrant", provided that it does not have "significant, policy, economic or other implications inherent in" it. Exchange Act Release No. 34-12999 (November 22, 1976). The Proposal concerns programs and policies relating to the every day business operations of CVS with no significant policy implications, and can therefore be omitted under Rule 14a- 8(i)(7).

The Staff has indicated that where, as is the case with the Proposal, a

proposal would require the preparation of a report on a particular aspect of a registrant's business, the Staff will consider whether the subject matter of the report relates to the conduct of ordinary business operations. Where it does, the proposal, even though it requires only the preparation of a report and not the taking of any action with respect to such business operations, will be excludable. Exchange Act Release No. 34-20091 (August 16, 1983).

*2 An examination of the subject matter of the report requested by the Proponents indicates that it involves the conduct of the ordinary business operations of the Company. In connection with requesting a broad, overall report on "the Company's goals, the strategic initiatives designed to accomplish the stated goals, and the accompanying range of corporate policies and programs," the Proposal in essence requests a report on "the roles of the corporate constituents, such as shareholders, employees, customers, suppliers and the community, that are integral to the achievement of the Company's long-term strategic goals and the programs and policies designed to ensure the contribution of important corporate constituents to the long-term success of the Company." We examine below why the matters requested to be covered in the report relate to the ordinary business operations of the Company.

The Staff has held that proposals requesting investigations of the registrant's business operations or the conduct of its management (or requesting reports to shareholders covering such subjects) may be omitted under Rule 14a-8(i)(7). In Westinghouse Electric Corporation (January 27, 1997), the shareholder's proposal requested that the company issue to shareholders a comprehensive and detailed report of the business practices and operations of the company for a six-year period. The Staff agreed that the proposal could be excluded from the company's proxy statement under Rule 14a-8(i)(7), since "... it deals with a matter relating to the conduct of the ordinary business operations of the Company (i.e., business practices and operations)."

As to corporate constituents such as employees, the Staff has recognized that programs and policies relating to employees constitute ordinary business operations. The Staff has issued no action letters in respect of proposals requesting reports on employment related matters (Wal Mart Stores, Inc. (March 23, 1998); General Electric (January 28, 1997); Nike (July 10, 1997)), "request [[s] for detailed information on the composition of the Company's work force, employment practices and policies" (Wal-Mart Stores, Inc. (April 10, 1991)), and requests for reports on "training programs for workers, and upgrading management and mechanical skills of employees" (Chrysler Corporation (February 18, 1998)). It is precisely these kinds of things that CVS will have to report on in order to speak to programs and policies intended to ensure that employees contribute to the long-term success of the Company. Compensation issues, which would further detail the Company's strategic plan in regard to its employees, have also been held excludable by the Staff as ordinary course of business (Columbia/ HCA Corporation (March 2, 1998); CoBancorp Inc. (February 22, 1996); Caterpillar Inc. (February 13, 1992)).

The Proposal requests that the report address policies and programs designed to ensure customers contribute to the long term success of the Company. The Company points out that nothing could relate more to ordinary business operations than customer matters. The Staff has recognized that proposals which govern business

conduct involving service and support matters, including the handling of customer issues with respect to a company's services, relate to the ordinary business operations of a corporation. The Staff has consistently concurred in the omission under Rule 14a-8(i)(7) of proposals relating to customer relations. See American Telephone and Telegraph Company (January 25, 1993) (proposal to initiate audit procedures to track customer correspondence to rectify lack of response by registrant excluded under Rule 14a-8(i)(7)); The Goodyear Tire and Rubber Company (January 28, 1991) (proposal to establish a committee to study the handling of consumer and shareholder complaints excluded by the Staff under Rule 14a-8(i)(7)); Transamerica Corporation (January 22, 1986) (proposal to appoint a special board committee to develop and promulgate a code of corporate conduct to cover employee, customer government, community and stockholder relations, conflicts of interest and equal employment opportunity could be excluded under Rule 14a-8(i)(7) since the proposal "... appears to deal with matters relating to the company's ordinary business operations (i.e., employee, shareholder and customer relations, and the evaluation of management conduct)"; General Motors Corporation (February 13, 1979) (proposal to have the company establish a consumer relations department in order to rectify dealer disputes determined to be a matter relating to the conduct of General Motors' ordinary business operations and excluded under Rule 14a-8(i)(7)).

*3 The Company's policies and programs in regard to its suppliers involve many considerations, including quality of products and/or services, competitive pricing, distribution, location, working conditions, compliance with CVS's vendor standards and regulatory compliance. All of these considerations are an integral part of CVS's daily ordinary business operations, and are precisely the topics that would have to be covered in the report requested by the Proponents. Consistent with the policy considerations underlying Rule 14a-8(i)(7), the Staff has recognized that the selection of and business dealings with vendors and suppliers are matters relating to the conduct of ordinary business operations. In particular, the Staff has allowed the omission of a proposal involving "the Company's practices and policies for selecting suppliers of goods and services." Wal-Mart Stores, Inc. (April 10, 1991). See also, Dayton Hudson Corp. (March 12, 1996) (addressing, in part, policies and programs favoring the purchase of goods and services from minority and/or female-owned suppliers); American Brands, Inc. (December 28, 1995) (addressing, in part, the purchase of goods and services from specified suppliers); and Wal-Mart Stores, Inc. (April 10, 1992) (addressing, in part, the practices and policies for selecting suppliers of goods and services).

The Proposal, in its supporting statement, asks that the Strategic Plan Report speak to the Company's growth strategies. The Staff has consistently held that the determination of whether, and what, steps should be taken to enhance the financial performance of a Company, and the determination and implementation of a company's investment strategies, are matters relating to the ordinary course of business and are therefore excludable under 14a-8(i)(7). See Bel Fuse Inc. (April 24, 1991); Ohio Edison Company, (February 3, 1989). Furthermore, the Staff has held that decisions regarding investment and application of corporate assets are matters relating to the ordinary course of business of the company, General Motors Corporation (March 31, 1988). As the Proposal, in its supporting

statement, requests a report on capital expenditure programs, this further supports that the Proposal should be excludable as relating to ordinary course of business.

We note that the Proposal, as to its broadest aspects, requests a report on the Company's goals. The specifics of the Proposal, however, relate to the Company's relationships with its corporate constituents, each of which, as demonstrated above, relates to ordinary business operations. The Staff has held that where part of a proposal relates to ordinary business operations, the proposal in its entirety is excludable under Rule 14a-8(i)(7). See The Warnaco Group, Inc. (March 12, 1999) ("There appears to be some basis for your view that Warnaco may exclude the proposal under rule 14a-8(i)(7). We note in particular that, although the proposal appears to address matters outside the scope of ordinary business, paragraph 3 of the description of matters to be included in the report [policies to implement wage adjustments to ensure adequate purchasing power and a sustainable living wage] relates to ordinary business operations"); Chrysler Corporation (February 18, 1998) ("There appears to be some basis for your view that the proposal may be excluded under rule 14a-8(c)(7). The Staff notes in particular that, although the balance of the proposal appears to address matters outside the scope of ordinary business, paragraph 5 of the resolution relates to ordinary business matters [child care, training programs for workers, upgrading management and mechanical skills for workers]..."). Based on the foregoing, the Company believes the Proposal may properly be excluded from its 2000 Proxy Materials under Rule 14a-8(i)(7) because the Proposal, in essence, deals with a matter relating to the Company's ordinary business operations.

* * *

*4 If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.

Please call either of the undersigned at (212) 450-4539 or (212) 450-4212, respectively, if you should have any questions or need additional information or as soon as a Staff response is available. Please acknowledge receipt of this filing by date -stamping the enclosed additional copy of this letter and returning it in the enclosed pre-addressed, stamped envelope.

Very truly yours,

Louis L. Goldberg
Kimberley N. Trapp
DAVIS POLK & WARDWELL
450 Lexington Avenue
New York, N.Y. 10017
212-450-4000

SEC LETTER

1934 Act / s -- / Rule 14A-8
February 1, 2000
Publicly Available February 1, 2000
Re: CVS Corporation
Incoming letter dated December 8, 1999

The proposal relates to CVS preparing for shareholders an annual Strategic Plan Report describing its goals, strategies, policies and programs, and detailing

the roles of its corporate constituents.

There appears to be some basis for your view that CVS may exclude the proposal under rule 14a-8(i)(7) as relating to its ordinary business operations (i.e., business practices and policies). Accordingly, we will not recommend enforcement action to the Commission if CVS omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Carolyn Sherman
Special Counsel

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2000 WL 141042 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)
***1 Wal-Mart Stores, Inc.**
Publicly Available April 2, 2001
LETTER TO SEC

January 25, 2001
SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
OFFICE OF CHIEF COUNSEL
450 5TH STREET, N.W.
WASHINGTON, D.C. 20549

Re: Genetically Modified Products: Wal-Mart Stores, Inc. -- Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 and Request for No Action Ruling

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("Wal-Mart") files this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Wal-Mart's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for Wal-Mart's 2001 Annual Meeting of Shareholders (the "2001 Proxy Materials"). John Spang ("the Proponent") submitted the Proposal. Wal-Mart asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if Wal-Mart excludes the Proposal from its 2001 Proxy Materials for the reasons described below. A copy of the Proposal is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j) under the Exchange Act, six copies of this letter and its attachments are enclosed.

The Proposal

On December 16, 2000, Wal-Mart received a letter from the Proponent requesting that the Proposal be included in Wal-Mart's 2001 Proxy Materials. The Proposal seeks Wal-Mart's adoption of a policy to "phase out genetically engineered crops, organisms, or products thereof from all products sold or manufactured by the company as quickly as feasible, unless long-term safety testing shows that they are not harmful to humans, animals, and the environment; and provide the interim step of labeling and identifying products that may contain these ingredients, and reporting to the shareholders by August 2001."

Grounds for Exclusion

Wal-Mart intends to omit the Proposal from its 2001 Proxy Materials pursuant to Rule 14a-8(i) under the Exchange Act on the grounds that (a) the Proposal is vague and misleading in violation of Rule 14a-9 under the Exchange Act; (b) Wal-Mart lacks the power to implement the Proposal; and (c) the Proposal relates to Wal-Mart's ordinary business operations.

The Proposal is Vague and Misleading in Violation of Rule 14a-9 (Rule 14a-8(i)(3))

Rule 14a-8(i)(3) under the Exchange Act permits a company to omit from its

proxy materials a shareholder proposal and any statement in support thereof ""[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 under the Exchange Act provides, in pertinent part, that:

*2 "(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading ...."

The Staff has previously determined that a shareholder proposal may be omitted pursuant to Rules 14a-8(i)(3) and 14a-9 if it is "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Electric Company (available July 30, 1992).

The Proposal is vague and misleading in at least the following respects:

1. The Proposal is misleading because it implies that it would only affect the sale of food products. If adopted by Wal-Mart's shareholders, the Proposal would require that Wal-Mart remove every product that is or contains ""genetically engineered crops, organisms or products thereof from all products sold or manufactured by the company ...." As a close reading of the Proposal will indicate, this Proposal relates not just to food products, but to all products that contain any genetically engineered crop or organism. If adopted, the Proposal would require Wal-Mart to discontinue sale of a substantial portion of its merchandise, not just the food products sold by Wal-Mart.

Despite the fact that the Proposal relates to any product containing a product of a genetically engineered crop or organism, the Proponent starts the Proposal by making numerous assertions concerning genetically engineered food products. Of these assertions of "fact" that the Proponent makes to convince the Wal-Mart shareholders to vote for the Proposal:

. The first six and last three assertions relate to foods containing genetically engineered ingredients.

. Nine out of the total fourteen assertions relate to foods containing genetically engineered ingredients.

. Every assertion regarding action taken by a specific company concerns genetically engineered food products.

. Not one of the assertions concerns a product that is not a food product.

The Proposal is misleading and would mislead the shareholders of Wal-Mart as to a very material fact in that the impression made by the litany of assertions regarding food would cause the shareholders to conclude that the resolution proposed to be adopted affects only food products. That is simply not the case. The Proposal encompasses much more than food products only and would include innumerable products manufactured or sold by Wal-Mart that are not food products. For example, products made from "genetically engineered crops" include, among many other products, products containing corn such as:

*3 . paper;

. crayons and chalks;
. chewing gum;
. glues and pastes;
. toothpaste and mouthwash;
. shoe polish;
. industrial alcohol; and
. octane enhancers and oxygenate in motor fuels.

The World of Corn 2000, attached as Exhibit B.

Other products made from genetically modified crops include the following made from soy beans:

. books and magazines printed with soy-based ink;
. cosmetics and toiletries;
. adhesives;
. plywood additives and extenders;
. decorative composites;
. general cleaners and adhesive removers;
. driveway, sidewalk and patio cleaners;
. general lubricants;
. car polish;
. paint removal solvents;
. disinfectants;
. soaps, shampoos, and detergents;
. waterproof cement;
. leather substitutes; and
. particle boards.

Soy Stats, A Reference Guide to Important Soybean Facts & Figures 1999, attached as Exhibit C.

Products containing genetically modified cotton include the following:

. clothing, from blue jeans to Y-fronts to doll clothes;
. towels and bedding;
. gardening mulch;
. many products containing plastics;
. books using paper having a rag content; and
. feminine hygiene products.

See www.cottonseed.com; http:// www.txfb.org/PlanetAgriculture/cottonseed.htm attached as Exhibit D.

With regard to cotton, genetically modified cotton now represents nearly fifty percent of the U.S. cotton acreage. Similarly, genetically modified plants comprise over fifty percent of U.S. soybean production and almost twenty percent of corn production. See http:// www.colostate.edu/programs/lifesciences/ TransgenicCrops/.

A more telling example of the vagueness and misleading quality of the Proposal is the fact that, as noted above, plastics may contain the products of genetically engineered cotton. As noted, nearly fifty percent of the cotton acreage in the United States is devoted to genetically engineered cotton. Some of that cotton will make its way into the manufacture of plastics that will be used in products common in the marketplace. Distinguishing between plastics containing no cotton by-products and those containing cotton by-products and

between those plastics containing only non-genetically engineered cotton by-products (if such a thing, in fact, exists) and plastics containing genetically engineered cotton by-products would be impossible for Wal-Mart. So broad is the scope of the Proposal that, if it were adopted, Wal-Mart would have to remove every product containing any plastic from its stores' shelves.

As is apparent, the Proposal would have a sweeping effect on the business operations of Wal-Mart. Yet by directing his remarks toward food, the Proponent implies that the Proposal really relates to the food products sold by Wal-Mart. If the Proposal were presented in the 2001 Proxy Materials, its expansiveness would not be fully appreciated by Wal-Mart's shareholders. Adoption of the Proposal could leave Wal-Mart unable to sell a substantial proportion of the products it now sells altering Wal-Mart's business in a manner never alluded to by the Proposal. Thus, if included in the 2001 Proxy Statement, the Proposal would mislead the Wal-Mart shareholders reviewing the Proposal as to a material fact.

*4 2. The Proposal is unclear as to which products it is intended to apply. The Proposal is significantly vague and flawed because it does not define or describe what constitutes "genetically engineered crops, organisms, or products thereof." United States Food and Drug Administration Commissioner Jane E. Henney, M.D., explained that "all crops have been genetically modified through traditional plant breeding for more than a hundred years." Larry Thompson, Are Bioengineered Foods Safe?, FDA CONSUMER MAGAZINE 2 (Jan.-Feb. 2000). In view of Commissioner Henney's comments, it is clear that the Proposal can apply to any and every crop and thus, to any product contain a product from any crop.

Consider the following example: The cross-pollination of two varieties of tomato plants can result in a new variety of tomato plant with a new genetic combination that, while similar to the genetic combinations of the first two varieties, is not identical to either. The new variety of tomato resulting from the cross-pollination could be more disease-resistant, less attractive to insects, of a different taste, more likely to bear large fruit or more likely to bear fruit in a greater quantity. However, the possibility also exists that the new variety of tomato may prove to cause an allergic reaction in a person who is not allergic to other varieties of tomato. This new variety exists because of genetic alteration of an existing plant variety. We can rightly say that this new variety has been "genetically engineered," whether the cross-pollination occurs through the efforts of a commercial farmer, a gardener or a bee. The broad sweep of the term "genetically engineered" contained in the Proposal's language leaves unclear whether the Proponent would have Wal-Mart discontinue the sale of such tomatoes. This type of example applies to innumerable food products on sale in all stores, including, no doubt, in the stores whose actions are favorably cited by the Proponent.

If the Proposal were presented in the 2001 Proxy Materials, its expansiveness would not be fully appreciated by Wal-Mart's shareholders and would mislead the shareholders.

3. The Proposal is misleading in its characterization of companies that have adopted policies against genetically engineered foods. The Proposal cites several food retailers in Europe and the United States as having adopted policies against genetically engineered foods but does not provide the necessary

context in order for these examples to be properly understood. Wal-Mart's own United Kingdom subsidiary, Asda, has taken some of these same steps with respect to limited categories of products.

As to the United States retailers cited in the Proposal, the Proposal omits to state information needed to make it clear to the shareholders of Wal-Mart that retailers such as Whole Foods Market and Wild Oats Markets are specialty food stores that sell a more limited line of food products than does Wal-Mart and many of whose products are "organically" grown. These chains cater to a more limited clientele than Wal-Mart. To cite niche food store chains as exemplars without putting their actions in context would be misleading to the shareholders as to a material fact.

*5 The Proponent's citation of the actions of European retailers as indicative of voluntary avoidance of genetically engineered foods by enlightened businesses omits to state that the governments of Europe have imposed much stricter regulations on genetically engineered foods than has the United States government. The types of regulations currently in place in Europe do not currently exist in the United States, and the Proposal's implication that the government of the United States agrees with the European position on this issue is patently false. In not putting its examples in context, the Proposal is misleading, and would mislead Wal-Mart's shareholders if it were to appear in the 2001 Proxy Materials.

4. The Proposal is misleading because it cites the actions of another company--not Wal-Mart--and mischaracterizes the nature of those actions. The Proposal cites the recall by Phillip Morris of 2.5 million taco shells discovered to contain genetically engineered corn not yet approved for human consumption. The Proposal implies that the genetically engineered corn presented a health risk or that Wal-Mart has or is likely to sell genetically engineered products that have not received FDA approval. The Phillip Morris recall is inapposite to Wal-Mart's position as a retailer. Phillip Morris, a manufacturer of food products, recalled the taco shells because the FDA had not yet approved the genetically engineered corn it used in the production of the taco shells, not because the corn had been proven to present health risks. Furthermore, there has been no showing, in the Proposal or otherwise, that Wal-Mart has been or currently is engaged in similar activity. In citing to the actions of a company not affiliated with Wal-Mart and mischaracterizing the nature of those actions, the Proposal would mislead Wal-Mart's shareholders if it were to appear in the 2001 Proxy Materials.

5. The Proposal is misleading as it implies that the Biosafety Protocol is a significant document to which the United States is a signatory and which imposes certain labeling obligations on U.S. companies. The Proposal cites the approval of the Biosafety Protocol by a number of countries, stating that the Biosafety Protocol requires the labeling of genetically engineered organisms. The statement appears to imply that Wal-Mart is somehow affected by the protocol. However, the Proponent omits to state that the United States is not a signatory to the Biosafety Protocol or even to its parent convention, the 1992 Convention on Biological Diversity. By citing an international document to which the United States is not a signatory and which the United States government appears to have determined should not affect the business operations of U.S. retailers, the

Proposal would mislead Wal-Mart's shareholders if it were to appear in the 2001 Proxy Materials.

6. The Proposal is misleading as it implies that, as a matter of fact, genetically-engineered products present health risks. The Proposal's litany of studies and regulation of genetically-engineered products are intended to mislead and frighten shareholders into voting for the Proposal when, in fact, the Proposal contains no facts supporting its assertions that such products pose health risks to consumers. For example, the Proposal states that some genetically engineered crops "have been engineered to have higher levels of toxins, such as Bacillus thuringiensis ("Bt"), to make them insect resistant." The Proposal implies that these toxins are harmful to humans, which is not the case. In fact, most, if not all, studies conclude that Bt is not hazardous to humans or other non-target species. The Proposal completely ignores the fact that United States federal agencies have not said these products are unsafe. The FDA has had a process in place for reviewing genetically-modified foods since 1992, and has not said that these products are unsafe.

***6** The United States Food and Drug Administration ("the FDA"), the primary federal agency overseeing the safety of food and drugs in the United States, has had a process in place for reviewing genetically-modified foods since 1992. As the FDA noted in a press release it made on January 17, 2001, "[c]urrently, developers of food and feed developed through biotechnology participate in a voluntary consultation program with the FDA. To date, al such food and feed marketed in the U.S. have gone through the consultation programs before they have entered the market. The full text of this release may be found at www.fda.gov/bbs/topics/NEWS/2001/NEW00747.html. The United States Department of Agriculture ("USDA") has been reviewing the safety of bioengineered plants since 1987 and the Environmental Protection Agency (the "EPA") has been doing the same with respect to pesticidal plants since approximately 1993, and neither agency has declared these products to be unsafe.

Despite these facts, the Proponent strongly implies that, as a factual matter, genetically engineered products present health risks. While some people may have concerns with genetically engineered products in general, the actions of these government agencies suggest that these products are safe. The implication that these products are unsafe would be misleading to Wal-Mart's shareholders were it to appear in the 2001 Proxy Materials in that there are differences of opinion concerning these issues.

7. The Proposal is vague and misleading as it does not indicate what type of labeling and identification of products Wal-Mart must undertake. The Proposal proposes that, prior to removing the products that may contain genetically engineered ingredients from its stores, Wal-Mart take the interim step of ""labeling and identifying products that may contain these ingredients." (emphasis added) Any analysis of the resolution in the Proposal must focus on the fact that the Proposal will require both "labeling and identifying" products sold by Wal-Mart that may contain genetically engineered products.

The Proposal fails to suggest the nature and extent of the warning language for such a label. The Proposal does not set forth what language would be appropriate or, for that matter, acceptable to the Proponent. The Proposal calls for the labeling of products that "may" contain genetically engineered ingredients. Does

that mean that a label should say "May be made of or contain genetically engineered ingredients"? Instead, should it say, "Made of genetically engineered ingredients"? Should a health warning be placed on the label? If so, what should it say? Further complicating this vagueness is the fact that the FDA, having found no particular safety concerns arising out of the genetic engineering of food, has determined, in its Statement of Policy contained at 57 Fed. Reg. 22984, 22991 (May 29, 1992), that special labeling revealing genetic modification is not appropriate.

*7 In a draft guidance entitled "Guidance for Industry -- Voluntary Labeling Indicating Whether Foods Have or Have Not Been Developed Using Bioengineering" issued by the FDA in January 2001 (the "Draft Guidance"), the FDA recounted its reconsideration of labeling that included a written comment process and three public hearings. In the Draft Guidance, the FDA stated that it was "reaffirming its decision to not require special labeling of all bioengineered foods." The FDA uses the Draft Guidance to provide manufacturers of bioengineered foods with guidance as to appropriate labels voluntarily placed on those foods. This guidance is useful to manufacturers in complying with the Federal Food, Drug and Cosmetic Act (the "FFDCA") relating to misleading labeling.

Wal-Mart believes it currently complies with all state and federal government food regulations for ingredients and labeling, and will continue to do so. However, if the Proposal is adopted, it would raise questions about Wal-Mart's ability to comply with the FFDCA's provisions regarding mislabeling. Specifically, how Wal-Mart could comply with both the Proposal and Section 403 of the FFDCA at the same time is unclear.

Of even greater vagueness and uncertainty is what the Proponent intends when he writes that Wal-Mart must identify products that may contain genetically engineered products or products thereof. The Proposal does not state whether there must be signs in the stores that identify each of the products sold by Wal-Mart that may contain the ingredients in question, whether its advertising must identify those products as containing those ingredients, whether Wal-Mart.com must include on its website some type of identification of the products of this kind it is selling. Is a list of these products posted at some place in the store accessible to all customers sufficient to comply with this requirement for identification or must the identification occur at the spot on each store's shelves where the product is found?

For these reasons, this part of the Proposal is so vague and uncertain that it would mislead Wal-Mart's shareholders reviewing the Proposal were the Proposal included in the 2001 Proxy Materials.

8. The Proposal does not even hint at the incalculable costs that its implementation would cause Wal-Mart to incur. The Proposal is extremely misleading in that it omits to state the effect of the Proposal on the Company. Wal-Mart's stores sell hundreds of thousands of products. The Proposal would have Wal-Mart taking the interim step of labeling and identifying any products that "may contain" genetically engineered crops, organisms or products thereof. This action could include the labeling of, and identification with respect to, every package of chewing gum, every candy bar, every soft drink bottle and can, every vegetable and piece of fruit which can be sold individually, every pair of blue jeans, every item that includes plastic and every magazine and every book

offered for sale by Wal-Mart. Wal-Mart takes into inventory billions of such items each year. The task of labeling and identifying the items would be a massive undertaking, requiring a significant number of new staff members, new machinery and the printing of labels and identification materials that would come at a currently incalculable cost to Wal-Mart.

*8 The Proposal would ultimately require Wal-Mart to determine which of the hundreds of thousands of products it sells, not just the food it sells, contain genetically engineered crops, organisms or products thereof and then discontinue their sale. The breadth of the Proposal's reach is such that Wal-Mart would be required to pull a significant proportion of its products from its shelves. Replacing those products with ones not containing any genetically engineered products would be cost prohibitive. For example, would a manufacturer of an electric drill that has a casing made of plastic that is made with a by-product of genetically engineered cotton agree to manufacture that casing with the by-products of "organic" cotton only and do so at a cost to Wal-Mart that would allow its customers to continue to enjoy the low prices Wal-Mart charges? Such an occurrence is highly unlikely. The costs and effect of compliance with the Proposal would be crippling to Wal-Mart's business and place it at a competitive disadvantage.

The Proposal, by providing no detail as to how it would be implemented, does not draw sufficient attention to the economic impact of the Proposal or to the fact that the Proposal, in effect, asks Wal-Mart to regulate its business in a manner and to an extent that the FDA has not -- by prohibiting the sale of genetically engineered crops, organisms or products containing the products thereof. If the Proposal were to be included in the 2001 Proxy Materials, the omissions with respect to cost and the effect of compliance would mislead Wal-Mart's shareholders as to material matters.

As discussed above, the Proposal is exceedingly vague and misleading, implying that the Proposal is something different from what it is. The Proposal uses use scare tactics and omits to state many material facts necessary not to make the Proposal misleading. The Proposal would mislead Wal-Mart's shareholders were it to be included in the 2001 Proxy Materials. Consequently, Wal-Mart has concluded that it may omit the Proposal from its 2001 Proxy Materials in accordance with Rule 14a-8(i)(3).

Wal-Mart Lacks the Power to Implement the Proposal (Rule 14a-8(i)(6))

The vagueness and impracticability of the Proposal would make it impossible for Wal-Mart to implement the Proposal if it were adopted. As discussed above, (i) the Proposal, by its terms, may apply to innumerable products, including many basic non-food products such as paper, printed materials and any product with cotton or plastic, (ii) the Proposal does not limit the parameters of what constitutes "'genetically engineered' crops, organisms, or products thereof" and (iii) all crops have undergone and continue to undergo genetic modification through traditional and non-traditional breeding practices. As a result, the Proposal could apply to virtually any crop, plant or any animal product that can be grown, or any product containing a product thereof. The Proposal could apply to such an extensive list of products that Wal-Mart would be required to stop selling a substantial portion of its merchandise. If the Proposal were adopted, the Proposal's vagueness would make Wal-Mart unable to implement it.

*9 Unlike the shareholder proposals addressed in The Kroger Co. and Bestfoods, the Proposal fails to distinguish between products either manufactured by the company or specifically for the company to be sold under its private label on the one hand and name-brand products purchased by Wal-Mart at wholesale for resale on the other hand. Instead the Proposal dictates that Wal-Mart eliminate all genetically engineered products "sold or manufactured" by the Company. The Proposal does not address only Wal-Mart's private label products. Instead, by its language, the Proposal applies to all products sold by Wal-Mart. It is unclear from the Proposal whether the Proponent intends for Wal-Mart to attempt to investigate the ingredients of all of the name-brand products sold in Wal-Mart stores or only its private label products. If the Proposal were adopted, this vagueness in its intent would make Wal-Mart unable to implement it.

If the Proponent intends for the Proposal to apply to all products, implementing the Proposal would be impossible for two reasons. First, Wal-Mart cannot monitor the "ingredients" of each of the products it purchases from suppliers for resale to its customers, even if Wal-Mart knew what a ""genetically engineered" crop or organism were.

By way of illustration, Wal-Mart may buy blue jeans from importers after the garments have arrived in the United States. The importers are middle-men who buy the blue jeans, either directly or indirectly, from manufacturers abroad. The manufacturers cut and sew fabric acquired from factories that dye the fabric. The factories that dye the fabric purchase the fabric from textile mills. The textile mills buy cotton to create thread for weaving on the open market. It is impossible for Wal-Mart to monitor whether the seeds from which the cotton in the blue jeans grew comes from genetically engineered plants.

Second, implementation of the Proposal would be impossible as Wal-Mart cannot require the manufacturers of name-brand products purchased by Wal-Mart at wholesale to discontinue making the products in the manner in which they are now made or to label such products in a manner consistent with the Proposal, if the nature of the label were known. Because economy scale suppliers do not and would not comply with such requirements, Wal-Mart would be forced to purchase products from small-scale specialty vendors, and, consequently, Wal-Mart's business strategy of "everyday low prices" would have to be altered dramatically and Wal-Mart's cost of sales would increase dramatically, resulting in significant erosion of the profit margins, which are typically low in the retail industry.

Even if this Proposal could be implemented to a significant degree, that implementation could significantly affect the financial performance of a company that now employs over 850,000 people in the United States and another 225,000 outside the United States and whose common stock is one of the thirty stocks making up the Dow Jones Average.

*10 Finally, substantial obstacles exist to the implementation of the interim step contained in the Proposal to label products that "may contain" genetically engineered ingredients. First, as discussed above, the Proposal provides no example or description of or guidance as to what the label should state, and the cost of labeling every product that "may contain" genetically engineered ingredients would be exorbitant. Additionally, if Wal-Mart were to attempt to label its products as required by the Proposal, applicable state law of some states would require that the label not be untrue, deceptive or misleading. For

example, §§ 17200 and 17500 of the California Business & Professions Code regulates against "unfair, deceptive, untrue or misleading advertising." Because (i) the parameters of "genetically engineered" are undefined, (ii) Wal-Mart's quality assurance program does not have the ability to detect genetic modifications of all of the ingredients of the many products it purchases from suppliers and (iii) the FDA has not issued specific labeling guidelines for genetically engineered products, Wal-Mart would be unable to insure accurate identification of genetically engineered products and full compliance with these types of statutes. Although Wal-Mart might be able, through extraordinary efforts, to obtain assurances from manufacturers that their products were not genetically engineered or did not contain products of genetically engineered crops or organisms, Wal-Mart does not have the facilities to determine the continuing veracity of those assurances and could not thus implement the Proposal. Therefore, Wal-Mart would be unnecessarily subjecting itself to a real and substantial threat of liability.

For the reasons discussed above, as the Proposal is too vague for implementation to be possible, Wal-Mart has concluded that it may omit the Proposal from its 2001 Proxy Materials in accordance with Rule 14a-8(i)(6).

Ordinary Business Operations (Rule 14a-8(i)(7))

Under Rule 14a-8(i)(7) under the Exchange Act, a proposal may be omitted from a registrant's proxy statement if such proposal "deals with a matter relating to the company's ordinary business operations." In Exchange Act Release No. 40018 (May 21, 1998), the Commission noted that the policy underlying the ordinary business exclusion rests on two central policy considerations. The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The Proposal seeks to dictate the kinds of products that Wal-Mart may sell in its stores, and thus implicates both of the above-described policy considerations. Wal-Mart is the world's largest retailer. It sells tens of thousands of different products to a huge and heterogeneous customer base. Decisions concerning the selection of products to be sold in Wal-Mart stores are inherently based on complex considerations that are outside the knowledge and expertise of shareholders. The ability to make the decisions as to the products to be sold is fundamental to management's ability to control the operations of the Company, and, as such, is not appropriately delegated to Wal-Mart's shareholders. The record of no-action letters issued by the Staff bears this out.

*11 Until the 2000 proxy season, companies were regularly receiving the Staff's assurance that no action would be taken if proposals similar to the Proposal, but that were less intrusive into the companies' ordinary business than the Proposal, were omitted from proxy materials. The Staff consistently allowed their exclusion from proxy statements. For example, the Staff found that proposals dealing with food irradiation could be excluded because they dealt with "the choice of products and supplies used in the preparation of its

products." Borden, Inc. (Nov. 30, 1989). See also The Kroger Co. (Mar. 23, 1992). The Staff also allowed McDonalds Corp. to exclude a proposal that McDonald's use only vegetable oil due to health concerns because the selection of "food preparation methods" was a matter relating to ordinary business operations. McDonald's Corp. (Mar. 24, 1992). Again the Staff relied on the ordinary business exclusion when it allowed H.J. Heinz to exclude a proposal that the company stop using food coloring despite the assertion in a report by the American Academy of Pediatrics that the food coloring was suspected of causing a large number of serious adverse reactions in children. H.J. Heinz (June 2, 1999).

Food irradiation, the choice of cooking oil, and food coloring all have been held by the Staff to be ordinary business. In making those holdings, the Staff implicitly recognized that the regulation of food and food preparation is a function assigned to the FDA and that those companies, like Wal-Mart, merely provide access to products approved by the FDA to a broad spectrum of the American population. This situation is no different. The discretionary authority to select certain types of ingredients and products, including products that contain genetically engineered ingredients as surely as products that have been treated with irradiation, that comply with FDA regulations and state and federal legislation, should reside with Wal-Mart's management rather than its shareholders as a group.

Determining whether it is appropriate to offer a particular product to Wal-Mart's customers involves many complex financial, technical, safety, scientific, inventory control and market considerations. The shareholders of a publicly-held company as a group are not qualified to make an informed judgment with respect to these considerations in the context of Wal-Mart's business operations. Indeed, it is impossible to believe that the Delaware legislature, in passing the Delaware General Corporation Law, which governs Wal-Mart, would consider the power to control which products a Delaware corporation will sell to its customers to reside anywhere other than in the board of directors of that corporation.

Additionally, the Staff has been asked on numerous occasions in the past several years to consider proposals dealing with the sale of tobacco and other products that have been substantially similar to this Proposal. On each of these occasions, the Staff has drawn a distinction between the manufacture and the sale of products, consistently taking the position that proposals regarding the selection of products for sale, including tobacco products, relate to a company's ordinary business operations and may thus be excluded from the company's proxy materials pursuant to Rule 14a-8(i)(7). See, for example, Albertson's, Inc. (Mar. 18, 1999) ("relat[es] to Albertson's ordinary business operations (i.e., the sale of a particular product)"); Walgreen Co. (Sept. 29, 1997) (proposal that retailer stop selling cigarettes was excludable because it involved "the sale of a particular product"); J.C. Penney Co. (Mar. 2, 1998) ("the proposal is directed at matters relating to the conduct of the Company's ordinary business operations (i.e., the sale of a particular product)"); Kmart Corp. (Mar. 11, 1994) (proposal to review sale of firearms was excludable under the ordinary business exception); CVS Corporation (Mar. 2, 1998); Walgreen Co. (Sept. 29, 1997); Rite Aid Corporation (Mar. 5, 1997); and Wal-Mart Stores, Inc.

(Mar. 3, 1997). A similar distinction can and should be drawn here because the Proposal involves primarily the sale by Wal-Mart of particular products, which sale relates to Wal-Mart's ordinary business operations. For any number of reasons, the Wal-Mart management is concerned with the safety of the products it sells. That management is better equipped than the shareholders, who regularly meet but once a year, to deal with these complex matters is indisputable.

*12 The Proposal clearly deals with issues and considerations that involve Wal-Mart's ordinary business operations. Consequently, the matters addressed by the Proposal are not matters that should be subject to direct shareholder control, Wal-Mart has concluded that it may omit the Proposal from its 2001 Proxy Materials in accordance with Rule 14a-8(i)(7).

Conclusion

Substantial grounds for exclusion of the Proposal from the 2001 Proxy Materials exist.

. The Proposal contains numerous misleading statements and omits to state material facts needed to understand the Proposal and its effects on Wal-Mart if implemented.

. It is impossible for Wal-Mart to implement the Proposal given the breadth of the Proposal and the vagueness and uncertainty of its provisions.

. The Proposal addresses matters that are squarely within the realm of the ordinary course of business and are properly the subject of oversight by Wal-Mart's management.

The implications of adoption of the Proposal for Wal-Mart are astonishing in their breadth and their profoundly negative effects on Wal-Mart and Wal-Mart's shareholders. By using what is a form proposal that is not company specific, the Proponent fails to address issues that must be addressed to make the Proposal not misleading. The Proposal focuses on a perceived concern about safety of genetically engineered products that have not been shown by the weight of the evidence to have any material effect on any human, any animal or the environment. The Proposal makes material statements that are vague but that are with respect to matters that a reasonably prudent shareholder would want to have addressed clearly and with specificity when deciding show to vote on the Proposal. The Proposal omits to state facts that a reasonably prudent shareholder would want to have when deciding how to vote on the Proposal. As a result, the inclusion of the Proposal in the 2001 Proxy Materials would result in the inclusion of materially misleading information in the 2001 Proxy Materials and would be deleterious to Wal-Mart's shareholders.

Wal-Mart hereby requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from Wal-Mart's 2001 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Wal-Mart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2001 Proxy Materials.

By copy of this letter, the Proponent is being notified of Wal-Mart's intention to omit the Proposal from its 2001 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed

postage pre-paid envelope provided. Please call me at (501) 277-2345 if you require additional information or wish to discuss this submission further.

*13 Thank you for your consideration.

Respectfully Submitted,

Allison D. Garrett
Vice President and Assistant General Counsel
WAL*MART STORES, INC.
702 S.W. 8th Street
Bentonville, AR 72716-8315
Phone: 501-277-2345

SEC LETTER

1934 Act / s -- / Rule 14A-8

April 2, 2001

Publicly Available April 2, 2001

Re: Wal-Mart Stores, Inc.

Incoming letter dated January 25, 2001

The proposal requests that the board adopt a policy to phase out genetically engineered crops, organisms, or products thereof from all products sold or manufactured by Wal-Mart as quickly as feasible, unless long-term safety testing shows that they are not harmful to humans, animals, and the environment, and provide the interim step of labeling and identifying these products, and report to the shareholders by August 2001.

There appears to be some basis for your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Wal-Mart omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Wal-Mart relies.

Sincerely,

Keir Devon Gumbs
Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative

of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2001 WL 333210 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)
***1 McDonald's Corporation**
Publicly Available March 13, 2001
LETTER TO SEC

January 15, 2001
OFFICE OF THE CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N. W.
WASHINGTON, D.C. 20549

Re: Shareholder Proposal Submitted by the Treasurer of the State of Connecticut and the Comptroller of the City of New York

Ladies and Gentlemen:

I am the Vice President, U. S. General Counsel and Secretary of McDonald's Corporation, a Delaware corporation (the "Company"), and am providing this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934. On behalf of the Company, I have enclosed six copies of this letter and a shareholder proposal submitted by the Treasurer of the State of Connecticut and the Comptroller of the City of New York (collectively the "Proponents") for inclusion in the proxy soliciting materials for McDonald's Corporation Annual Shareholders' Meeting to be held on May 17, 2001. I am also enclosing other exhibits as referenced in this letter including an opinion of Delaware counsel.

The Proposal

On December 8, 2000, the Company received a shareholder proposal submitted by the Treasurer of the State of Connecticut for inclusion in the Company's proxy soliciting material in connection with its Annual Shareholders' Meeting. On December 11, 2000, the Company received notice from the Comptroller of the City of New York, that it would co-sponsor with the Treasurer of the State of Connecticut, the proposal submitted by the City of New York. The Proposal requests that the Company commit itself to the full implementation of the SA 8000 Social Accountability Standards ("SA8000 Standards") "by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards" (the "Proposal").

The Proposal is excludable under Rule 14a-8(d) because it is a violation of the Proxy Rules.

Rule 14a-8(d) requires that a stockholder proposal, in the aggregate, not exceed 500 words to qualify for inclusion in a registrant's proxy materials. The Proposal seeks to circumvent the 500-word limit of the Rule by referring to but omitting the actual text of the SA8000 Standards from the Proposal. The text of the SA8000 Standards constitutes a fundamental aspect of the Proposal. The SA8000 Standards constitute over 1,991 words. By incorporating the 1,991 words of the text of the SA8000 Standards together with the more than 357 words of the Proposal, the Proponents have effectively increased the length of their

stockholder proposal by more than four times the limit set by the Commission's Proxy Rules. Thus, the Proposal violates the Proxy Rules and should be properly excludable from the 2001 Proxy Materials under Rule 14a-8(i)(3).

The Proposal is excludable under Rule 14a-8(i)(1) because it is improper under state law.

*2 The Company proposes to omit the Proposal from its proxy materials under Rule 14a-8(i)(1) which permits such an omission if a proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization.

The Proposal begins with whereas clauses describing a program known as the SA8000 Social Accountability Standards established by the Council on Economic Priorities which is said to incorporate the conventions of the International Labor Organization on workplace human rights, including principles relating to rights of workers and employment practices. The Proposal reads as follows:

Therefore, be it resolved that the company commit itself to the full implementation of the aforementioned human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

The Proposal, if implemented, would, by its terms, "commit" the Company to (i) the implementation of various human rights standards by its international suppliers and in its own international production facilities and (ii) a program of "outside, independent monitoring of compliance with these standards."

Section 141(a) of the Delaware General Corporation Law (the "DGCL") is a ""bedrock" provision of the DGCL. It provides that the business of a corporation is to be managed by its directors:

The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a) (1998); Pogostin v. Rice, 480 A.2d 619, 624 (Del. 1984) ("The bedrock of the General Corporation Law of the State of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board."); Smith v. Van Gorkom, 488 A.2d 858, 872 (Del. 1985) ("Under Delaware law, the business judgment rule is the offspring of the fundamental principle, codified in 8 Del. C. § 141(a), that the business and affairs of a Delaware corporation are managed by or under its board of directors.").

The Proposal would, however, by stockholder action alone (i) commit the Company to implementing certain employment and workplace standards and (ii) subject the Company to a program of outside, independent monitoring of compliance with such standards. In so doing, the Proposal would entirely supplant the Directors' discretion with respect to these matters and commit the Company to outside monitoring. Any decision with respect to such implementation and monitoring, however, is a matter relating to the management of the business and affairs of the Company and, under Section 141(a) of the DGCL, is a matter for the Board of Directors of the Company. Accordingly, the Proposal is not a proper subject for stockholder action under the DGCL and is subject to omission from the Company's Proxy Materials under Rule 14a-8(i)(1).

*3 Moreover, as indicated above, the Proposal contemplates the establishment of a program of outside, independent monitoring. Any such program would necessarily usurp the board's oversight function with respect to managing the business and affairs of the Company. As the certificate of incorporation of the Company does not permit any other body to manage the business and affairs of the Company, [FN1] in order to implement the Proposal the certificate of incorporation of the Company should be amended to provide for a "program of outside, independent monitoring."

FN1. Section 141(a) of the DGCL provides that "except as may be otherwise provided in ... [a corporation's] certificate of incorporation," the business and affairs of every Delaware corporation shall be managed by or under the direction of a board of directors.

End of Footnote(s).

In order to effectuate an amendment to a corporation's certificate of incorporation, Section 242 of the DGCL requires that the board of directors first adopt "a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders." Then, if a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class, has been voted in favor of the amendment, a certificate of amendment may be filed with the Secretary of State of the State of Delaware to effect the amendment. The Proposal, as presented, would implement a program of outside, independent oversight of Company activities. Accordingly, it would take away corporate authority expressly reserved to the board under Delaware law. The SEC staff has recognized that a proposal which would circumvent the statutory scheme for charter amendments prescribed by Delaware law is not a proper subject for stockholder action. See Watt Industries, Inc. (July 10, 1998); Hechinger Company (March 28, 1997). Therefore, the Proposal is not a proper subject for stockholder action and is subject to omission from the Company's Proxy Materials under Rule 14a-8(i)(1). An opinion of Delaware counsel supporting the Company's position is attached hereto as Exhibit I.

The Proposal is excludable under Rule 14a-8(i)(3) because it is in violation of the Proxy Rules.

The Company proposes to omit the Proposal from its 2001 proxy materials under Rule 14a-8(i)(3). This rule provides that a proposal may be omitted if it is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. A proposal is sufficiently vague and indefinite to justify its exclusion where "neither the stockholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Electric Company (available Jul. 30, 1992). See also Bristol-Myers Squibb Company (available Feb. 1, 1999).

*4 The Proposal is vague and misleading because stockholders will not know what they are being asked to consider and vote on from the face of the Proposal. That ambiguity is introduced by the way the SA8000 Standards are characterized in the

Proposal and by the fact that the Proposal does not set forth the full text of the SA8000 Standards, but instead relies on a reference to them. Further, the Proposal then incorporates the conventions of the International Labor Organization into the SA8000 Standards, but misleads the reader by reciting only certain principles from those conventions. Again, the Proposal fails to set forth the full text of the conventions, yet, the Proponents are requesting that the Company commit itself to implementation and monitoring of a collection of human rights and supplier/vendor standards which are not completely disclosed to the shareholders.

The Proposal is excludable under Rule 14a-8(i)(10) because it has been substantially implemented.

The Proponents request that the Company commit itself to the full implementation of the SA8000 Standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards. [FN2] The Company proposes to omit the Proposal from its 2001 proxy materials under Rule 14a-8(i)(10) because it has been substantially implemented.

FN2. In the event the Proposal requires the Company to commit to such action, the Proposal may be excluded pursuant to Rule 14a-8(i)(1) which provides that ""a proposal" that mandates certain action by the registrant's board of directors may not be a proper subject for shareholder action, while a proposal recommending or requesting such action of the board may be proper under such State laws. See prior discussion regarding exclusion of the Proposal under Rule 14a-8(i)(1).

End of Footnote(s).

McDonald's Corporation has worked closely with industry expert PriceWaterhouseCoopers to develop a social compliance program for our suppliers. This program is based on the commonly shared values described in the ILO and UN conventions for the purpose of protecting human rights of workers.

The Company did evaluate other social compliance programs, including the SA8000 Standards. The Company determined that the SA8000 standards were a tool that focused on a process-based approach to human rights culminating in a supplier certification. And, while the SA8000 Standards can be helpful in establishing some of the disciplines required to demonstrate compliance, it would not enable the Company to fully achieve its goals of supplier remediation, ongoing supplier and worker education, and continuous improvement in social compliance that satisfies the expectations of the Code. The Company will continue to work with its suppliers to leverage the appropriate tools, including -- if the supplier chooses -- SA8000, to achieve compliance but the tools are a means to social compliance and not the end.

*5 Based on the foregoing, McDonald's has, in fact, substantially implemented the Proposal. Rule 14a-(i)(10) permits the omission of a shareholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule allowing omission of a proposal that was "moot," and reflects the Commission's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. See SEC Release No. 34-20091 (August 16, 1983).

The Proposal is excludable Rule 14a-8(i)(11) because it substantially duplicates another proposal.

The Company proposes to omit the Proposal from its proxy materials under Rule 14a-8(i)(11). This rule permits an issuer to omit a shareholder proposal from its proxy materials if the proposal substantially duplicates another proposal previously submitted to the Company by another proponent that will be included in the company's proxy materials for the same meeting. On December 7, 2000, the Company received a shareholder proposal from Brianna Harrington by her father, John Harrington, Harrington Investments, Inc. recommending that the Company implement and/or increase activity with respect to a set of business principles for human rights of workers in China (the "Harrington Proposal"). A copy of the Harrington Proposal is attached as Exhibit II.

The Proposal asks the Company to adopt and implement certain enumerated human rights standards for its international operations and for its international suppliers. The Harrington Proposal asks the Company to take similar action, but with respect to the Company's operations and its suppliers in China. The standards in the Proposal and the Principles in the Harrington Proposal prohibit the use of child labor, address rates and payments of employee wages as well as hiring and promotion practices. Both the Proposal and the Harrington Proposal request monitoring of compliance with each proponent's set of business and human rights standards.

While the Proposal has failed to list all of the Principles in the SA8000 Social Accountability Standards, it has incorporated all of them into the Proposal. Those standards not listed, but incorporated into the Proposal, include work hours, employee disciplinary practices, and occupational safety and health measures. Thus, the Proposal and the Harrington Proposal are substantially the same. While they are differ in terms and breadth, the Proposal substantially duplicates the Harrington Proposal and is therefore excludable under Rule 14a-8(i)(11).

The Staff has consistently taken the position that proposals do not have to be identical to be excluded under Rule 14a-8(i)(11). The test is whether the core issues to be addressed by the proposals are substantially the same, even though proposals may differ somewhat in terms or breadth. See, e.g., Pinnacle West Capital Corporation (March 16, 1993); Tri-Continental Corporation (March 2, 1998); Freeport-McMoRan Copper & Gold Inc. (February 22, 1999).

The Proposal is Excludable Under Rule 14a-8(i)(7) Because it Deals With Ordinary Business Operations

*6 The Company proposes to omit the Proposal from its 2001 proxy materials under Rule 14a-8(i)(7). This rule permits an issuer to omit a shareholder proposal from its proxy materials if the proposal deals with a matter relating to the company's ordinary business operations. Although certain of the topics addressed in the Proposal may touch upon significant policy issues, these are interspersed with other "principles" that clearly relate to ordinary business matters that do not raise significant policy issues. In fact, taken in its entirety as a single proposal (as it must if the Proponent is not to violate the single-proposal limitation of Rule 14a-8(c)), the very breadth and scope of its individual "principles" demonstrate that the Proposal necessarily relates to the Company's "ordinary business" operations. Through its various requirements, the

Proposal addresses not just prohibitions against slave and child labor, but also the rates and the payment of employee wages; it covers not just hiring and promotion practices, but also occupational health and safety measures; it relates not just to the Company's operations, but also those of its suppliers. In short, the only unifying concept underlying the many "principles" raised in the Proposal is that they all relate to the conduct of business. Thus, because it blankets virtually every aspect of doing business, the Proposal cannot avoid impermissibly treading on the Company's ""ordinary business" operations.

For example, the Proposal by its incorporation by reference to all of the SA8000 Standards directs that the Company and its suppliers "adhere to wages that meet workers' basic needs," and to "fair and decent working hours." The Staff has stated that an employer's policies with respect to wage adjustments and to so-called "living wage" determinations relate to the employer's ordinary business and, therefore, the shareholder proposals involving such policies, may be properly excluded pursuant to rule 14a-8)(i)(7). See Wal-Mart Stores, Inc. (March 15, 1999); Kmart Corporation (March 12, 1999); The Warnaco Group, Inc. (March 21, 1999); and United Technologies Company (February 19, 1993). The Staff has also consistently excluded proposals dealing with workplace management, employee supervision, labor-management relations, employee hiring and firing, conditions of employment and employee training and motivation because these issues correctly fall under "ordinary business operations." See Unisys Corporation (February 19, 1993).

An integral part of the daily conduct of ordinary business operations is the relationship between management and its employees. The negotiation of wages, hours and working conditions is a basic business issue faced by any employer. If shareholders were presented with this Proposal and if they adopted it, they would be interfering with the conduct and administration of the business by dictating day-to-day management of the business. Therefore, the Proposal may be excluded under Rule 14a-8(i)(7) because it deals with the Company's ordinary business operations.

Conclusion

*7 For the foregoing reasons, we believe that the Proposal may be omitted from the 2001 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

By copy of this letter, McDonald's Corporation is notifying the Proponents of its intention to omit the proposal from the proxy statement and form of proxy. The Proponents are respectfully requested to copy the undersigned on any response that they may choose to make to the Staff.

The printing of the 2001 Proxy Statement is expected to begin on March 21, 2001. The Company tentatively plans to file definitive copies of the Proxy Statement with the Commission on or about April 4, 2001.

Please call Denise Horne at 630-623-3154 if you have any questions regarding this matter or as soon as a response is available. We would appreciate if you would fax your response to Denise Horne at 630-623-3512.

Very truly yours,

Gloria Santona

Vice President

U. S. General Counsel and Secretary

MCDONALD'S CORPORATION
McDonald's Plaza . Oak Brook, Illinois 60523
(630) 623-3373

ENCLOSURE

December 7, 2000
MR. JEFFREY KINDLER
MCDONALD'S CORPORATION
ONE MCDONALD PLAZA
OAKBROOK, IL 60523

Dear Mr. Kindler:

As Treasurer of the State of Connecticut and principal fiduciary of the $22 billion Connecticut Retirement Plans and Trust Funds ("CRPTF"), I write to you concerning important corporate governance issues related to McDonald's Corporation that have implications for CRPTF's interests as a shareholder.

I understand that New York City's Pension Funds have submitted a resolution proposing the adoption by your shareholders at the company's 2001 annual meeting of humane, safe, fair and auditable workplace standards in your facilities throughout the world. Those standards are described in detail in a document entitled Social Accountability 8000 (SA 8000) and arise from the Conventions of the International Labor Organizations (ILO), the United Nations Convention on the Rights of the Child, and the Universal Declaration of Human Rights. They address workplace conditions, including child labor, freedom of association, and workplace safety.

This letter is to inform you of the CRPTF's intention to co-sponsor that resolution.

I strongly believe that a company's corporate governance policies, such as the implementation of global standards for human rights in the workplace, can directly effect its long-term performance. The CRPTF's proxy voting policies explicitly support shareholder proposals that create good corporate citizens while enhancing long-term shareholder value. Specifically, the CRPTF policies support the adoption of global codes of conduct by a company and its suppliers that ensure basic protections for workers.

SA 8000 seeks to encourage productivity by improving and maintaining working conditions. By adopting SA 8000, your company is asking to have its workplace standards compliance assessed by an independent organization accredited by the Council on Economic Priorities Accreditation Agency. The evidence of compliance with SA 8000 provided by the assessment therefore should enhance the long-term performance of your securities by increasing consumer and investor confidence that your company and its suppliers are not associated with human rights violations in the workplace.

*8 I urge McDonald's Corporation to adopt and implement SA 8000. In accordance with SEC Rule 14a-8(a)(1) I have attached a copy of our beneficial ownership of McDonald's Corporation stock. It is our intention to maintain ownership of these securities through the date on which the annual meeting of McDonald's Corporation is held.

If you have questions regarding this matter, please feel free to contact Meredith Miller, Assistant Treasurer for Policy, at (860) 702-3294.

Sincerely,

Denise L. Nappier

ENCLOSURE
EXHIBIT I

January 11, 2001
MCDONALD'S CORPORATION
MCDONALD'S PLAZA
OAK BROOK, IL 60523-1900
Ladies and Gentlemen:

You have requested our opinion whether a stockholder proposal (the "Proposal") submitted to McDonald's Corporation, a Delaware corporation (the "Company"), co-sponsored by the Connecticut Retirement Plans and Trusts Funds and the New York City Police Department Pension Fund may be omitted from the Company's proxy statement and form of proxy for its 2001 Annual Meeting of Shareholders (the "Proxy Materials") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act").

It is our opinion that the Proposal, in the form submitted, is not a proper matter for action by the stockholders of the Company under Delaware law. Therefore, the Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(1) which permits the omission of a shareholder proposal if "the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization."

I. THE PROPOSAL.

The Proposal is preceded by whereas clauses describing a program known as the SA8000 Social Accountability Standards established by the Council on Economic Priorities which is said to incorporate the conventions of the International Labor Organization on workplace human rights, including principles relating to rights of workers and employment practices. The Proposal reads as follows:

Therefore, be it resolved that the company commit itself to the full implementation of the aforementioned human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

The Proposal, if implemented, would, by its terms, "commit" the Company to (i) the implementation of various human rights standards by its international suppliers and in its own international production facilities and (ii) a program of "outside, independent monitoring of compliance with these standards."

II. DISCUSSION.

Section 141(a) of the Delaware General Corporation Law (the "DGCL") is a ""bedrock" provision of the DGCL. It provides that the business of a corporation is to be managed by its directors:

The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

*9 8 Del. C. § 141(a) (1998); Pogostin v. Rice, 480 A.2d 619, 624 (Del. 1984) ("The bedrock of the General Corporation Law of the State of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board."); Smith v. Van Gorkom, 488 A.2d 858, 872 (Del. 1985) ("Under Delaware law, the business judgment rule is the offspring of the

fundamental principle, codified in 8 Del. C. § 141(a), that the business and affairs of a Delaware corporation are managed by or under its board of directors.").

The Proposal would, however, by stockholder action alone (i) commit the Company to implementing certain employment and workplace standards and (ii) subject the Company to a program of outside, independent monitoring of compliance with such standards. In so doing, the Proposal would entirely supplant the directors' discretion with respect to these matters and commit the Company to outside monitoring. Any decision with respect to such implementation and monitoring, however, is a matter relating to the management of the business and affairs of the Company and, under Section 141(a) of the DGCL, is a matter for the board of directors of the Company. Accordingly, the Proposal, as presented, is not a proper subject for stockholder action under the DGCL and is subject to omission from the Company's Proxy Materials under Rule 14a-8(i)(1).

Moreover, as indicated above, the Proposal contemplates the establishment of a program of outside, independent monitoring. Any such program would necessarily usurp the board's oversight function with respect to managing the business and affairs of the Company. As the certificate of incorporation of the Company does not permit any other body to manage the business and affairs of the Company, in order to implement the Proposal the certificate of incorporation of the Company should be amended to provide for a "program of outside, independent monitoring."

In order to effectuate an amendment to a corporation's certificate of incorporation, Section 242 of the DGCL requires that the board of directors first adopt "a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders." Then, if a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class has been voted in favor of the amendment, a certificate of amendment may be filed with the Secretary of State of the State of Delaware to effect the amendment. The Proposal, as presented, would implement a program of outside, independent oversight of Company activities. Accordingly, it would take away corporate authority expressly reserved to the board of directors under Delaware law. The SEC staff has recognized that a proposal which would circumvent the statutory scheme for charter amendments prescribed by Delaware law is not a proper subject for stockholder action. See Watt Industries, Inc. (July 10, 1998); Hechinger Company (March 28, 1997). Accordingly, in our opinion, the Proposal is not a proper subject for stockholder action and is subject to omission from the Company's Proxy Materials under Rule 14a-8(i)(1).

*10 Very truly yours,

Morris, Nichols, Arsht & Tunnell

SEC LETTER

1934 Act / s -- / Rule 14A-8

March 13, 2001

Publicly Available March 13, 2001

Re: McDonald's Corporation

Incoming letter dated January 15, 2001

The proposal relates to McDonald's committing itself to the "full implementation" of the SA8000 Social Accountability Standards and a program to monitor compliance with these standards.

There appears to be some basis for your view that McDonald's may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if McDonald's omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which McDonald's relies.

Sincerely,

Keir Devon Gumbs
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)
2001 WL 278478 (S.E.C. No - Action Letter)
END OF DOCUMENT

WHO/CONRAD Technical Consultation on Nonoxynol-9

N

9

WHO, Geneva, 9-10 October 2001

Summary Report

CONRAD

RHR Department of Reproductive Health and Research,
Family and Community Health, World Health Organization, Geneva

WHO/CONRAD Technical Consultation on nonoxynol-9

World Health Organization, Geneva, 9-10 October, 2001

Summary Report

Acknowledgement

The financial support of the United States Agency for International Development is gratefully acknowledged.

Cover design: Máire Ní Mhearáin
Layout: Maureen Dunphy

Contents

Abbreviations

AIDS	Acquired Immune Deficiency Syndrome
DHS	Demographic and Health Surveys
GPA	Global Programme on AIDS (former World Health Organization programme)
HIV	Human Immune Deficiency Virus
IPPF	International Planned Parenthood Federation
IRR	Incidence Rate Ratio
N-9	Nonoxynol-9
NSFG	National Survey of Family Growth
OTC	Over-the-counter
RHR	Department of Reproductive Health and Research of the World Health Organization
RR	Relative Risk
STI	Sexually Transmitted Infection
UNAIDS	Joint United Nations Programme on HIV/AIDS
UNFPA	United Nations Population Fund
USA	United States of America
USAID	United States Agency for International Development
VCF	Vaginal Contraceptive Film
WHO	World Health Organization

Introduction

An effective, easy to use vaginal microbicide would provide women with a method under their own control with which to protect themselves against infection with the human immune deficiency virus (HIV). While many novel compounds are currently being developed and tested, it will be many years before a new product can be fully evaluated and distributed to users. The spermicide nonoxynol-9 (N-9) has been widely available as a contraceptive for many years, and has been shown to be effective against HIV in laboratory studies. If it also provided effective protection against HIV in clinical studies, N-9 could be made rapidly available to women who require protection. The World Health Organization former Global Programme on AIDS (GPA) and the Joint United Nations Programme on HIV/AIDS (UNAIDS) sponsored a clinical trial of a gel containing N-9 to assess its effectiveness in protecting against HIV. Preliminary results from the study were presented in July 2000 at the 13th International AIDS Conference in Durban, South Africa, and showed, contrary to expectation, that the HIV incidence was higher in women using N-9 than in women using a comparison product. While a disappointment with regard to the rapid deployment of an effective microbicide, these results also raised questions about the safety of N-9 when used for its main indication, protection against unwanted pregnancy.

After presentation of the preliminary results from the study in July 2000, the World Health Organization (WHO) was approached to provide an assessment of the scientific information regarding the safety and effectiveness of N-9 when used for family planning purposes. This summary should permit Member States to assess the risks and benefits of N-9 use among women in their country who may be at risk of HIV infection from inadequately protected sexual activity. Accordingly, the WHO Department of Reproductive Health and Research (RHR) convened a Technical Consultation in October 2001, in partnership with the CONRAD Program, Arlington, VA, USA, to review the available evidence and provide advice to Member States on the use of N-9. The Consultation included experts from

developed and developing countries with experience in product development, safety assessment, and public health, and representatives from collaborating agencies (see Annex for a list of participants). Reviews of key issues were commissioned prior to the meeting and are summarized in this report. The meeting also considered the submitted manuscripts from recently completed studies directly relevant to the safety and effectiveness of N-9.

This report summarizes the evidence presented to the meeting on the safety of N-9 and its effectiveness for protection against pregnancy, sexually transmitted infections (STIs) and HIV. The meeting concluded with recommendations on the use of N-9 and identified key areas of uncertainty where more research was urgently required.

Review of Evidence

Use of nonoxynol-9 containing products in developed and developing countries

A background paper on the use of products containing N-9, in developed and developing countries, had been prepared by Kirsten Vogelsong (WHO) and Jeff Spieler (USAID) on the basis of marketing information from the principal manufacturers, national survey data from the United States of America (USA), the Demographic and Health Surveys (DHS), and information on product procurement and distribution from the three principal public sector distributors - USAID, the United Nations Population Fund (UNFPA), and the International Planned Parenthood Federation (IPPF).

The authors identified a total of 18 spermicidal products containing N-9 in different formulations (gels, creams, vaginal suppositories and film) each containing between 50 and 150 mg of N-9. In addition, spermicides containing other active ingredients, such as octoxynol-9, benzalkonium chloride and menfegol, are also distributed in developed and developing countries. The private sector sales and market share of different types of spermicide in developing countries were difficult to establish. Public sector sales through donors revealed uneven distribution of spermicides and large variations year to year in procurement.

According to DHS data, fewer than 1% of women in Asia reported ever using spermicides. These methods are more commonly used in Latin America than in other parts of the world. While between 5% and 10% of women reported ever using spermicides, current use was less than 1%. The highest reported use was Trinidad and Tobago where 16.6% of women reported ever use and 3.5% current use. Reported use by unmarried women and women under age 25 years was higher than among married women.

In the USA, based on data from the National Survey of Family Growth (NSFG) in 1995, 4.6% of women who used any contraceptive method used spermicide

(alone or with a barrier method). It is not known what proportion of spermicide use refers to different formulations, but all spermicides in the USA contain N-9. The majority of the reported use is in combination with a physical barrier method, such as the diaphragm or cervical cap. Current use of these products fell by more than 50% since the earlier round of the NSFG conducted in 1988, where 10.6% of respondents reported current use. The trend of decreasing spermicide use in the USA has also been seen in decreasing private sector sales in other parts of the world. Comparable data on trends in the use of N-9-lubricated condoms were not available. NSFG data did not show a decreasing trend in use with increasing age, nor preferential use among unmarried women.

The characteristics of spermicides make them particularly attractive to unmarried women and young people. They are available over-the-counter (OTC), in addition to traditional family planning service delivery points, which distribute provider-dependent methods. Spermicides thus represent one of the few options to reduce the risk of unwanted pregnancy for young unmarried women who have poor access to provider-dependent methods.

Although the analysis of survey data, and private and public sector distribution, provide some information on the extent of use of spermicides, they are not sufficiently specific to answer all questions. In particular, data are lacking on coital frequency and the use of spermicides, and other characteristics of atypical spermicide users.

Toxicology of nonoxynol-9

A summary of issues in the toxicological assessment of microbicides, and N-9 in particular, was presented by Ralph Heywood (Consultant Toxicologist, United Kingdom of Great Britain and Northern Ireland). The main challenge for topical microbicides is to balance any irritation, which may be associated with increased risk of lesions and susceptibility to infection, against efficacy. Toxicological assessments allow evaluation of the former. Specifically, it is necessary to determine a dose sufficient to have the desired efficacy while not increasing risk. The balance is further complicated by the fact that the mechanism of action against each outcome (sperm, bacteria, and viruses) differs, as does the minimally effective dose. All products, even inert devices, cause some degree of epithelial disruption and may alter the vaginal microflora. They thus have the potential to increase penetration by infectious elements. This is particularly an issue for surfactants such as N-9.

A related toxicological concern is clearance: how long the product remains in the vaginal vault after initial application and the effects of retained material. Such issues have not been adequately studied for N-9, which was never tested using current standards of toxicological assessment.

In addition to the specific toxicological questions regarding N-9, there is inadequate information on the safety of the excipients used to formulate the product. This applies to other surfactants as well as to other OTC products, including vaginal and rectal lubricants.

Clinical safety data on nonoxynol-9

A background paper, which summarized clinical safety data on N-9, had been prepared by Christine Mauck, CONRAD (delivered at the meeting by Marianne Callahan).

Safety data with respect to epithelial disruption were reviewed from a total of 16 studies on 4 different N-9 formulations: suppository, sponge, gel, and film. The studies differed with respect to their purpose, when they were conducted, the doses and concentrations of N-9 studied, formulation, frequency and duration of use, sample sizes, target populations, comparison products, rules regarding intercourse, and the means of assessing endpoints. Cross-study comparisons were therefore difficult.

Some studies had directly comparable data on frequency of use. Roddy and colleagues compared the effects of different frequencies of use of suppositories each containing 150 mg of N-9.[1] Epithelial disruption was noted in 15% of placebo users, 18% of women who used the product every other day, 34% who used the product daily, 29% who used the product twice per day, and 53% who used the product four times per day.

In a study of sex workers using suppositories containing 100 mg N-9, 28% of users overall showed signs of genital ulcers.[2] In contrast to the earlier Roddy study, there was no evidence of an increased risk of lesions with higher frequency of use. The incidence of cervical lesions was 9.0, 2.2 and 2.7 per 100 woman-months among infrequent users (10 or fewer times per month), intermediate frequency users (11 - 15 times per month) and frequent users (more than 15 times per month), respectively. Comparable figures for vaginal lesions were 3.0, 0.8 and 0.6 per 100 woman-months, respectively.

A study by Van Damme et al. among sex workers, comparing a gel containing 52.5 mg of N-9 with a vehicle gel, reported no difference between the two study arms, but that the incidence of genital lesions increased with greater frequency of use.[3]

Four studies reported on the incidence of epithelial disruption associated with different frequencies of use of vaginal suppositories containing N-9.[1,2,4,5] In general, higher frequency use was associated with higher incidence of disruption (Table 1, page 16).

A total of six studies reported on the use of gels containing N-9 with doses ranging from 52.5 mg to 250 mg.[3,6-10] While higher doses appeared to be associated with higher incidence of disruption, there were insufficient data to asses the impact of frequency of use.

With regard to contraceptive film containing 70 mg N-9, there was no clear pattern according to frequency of use. However, studies in which women used the product for long periods had higher overall rates of disruption than studies with shorter durations of use.[5,11-13]

The Today contraceptive sponge contains 1000 mg N-9, but considerably less is bio-available. One study involving 32 women showed no evidence of epithelial disruption,[8] while a second study among a larger group of sex workers showed a higher frequency of lesions in the active compared with the placebo group.[14]

A summary of the evidence regarding the clinical safety of N-9 is given in Table 2, page 17. Taken overall, the data from the different products, doses and frequencies of use, showed a trend towards a greater frequency of disruption with greater frequency of use and higher doses of N-9. This trend was most evident in studies of suppositories and the sponge (although data on the sponge are quite limited), where the incidence of epithelial disruption was greater with more frequent use. In general, the literature supports the conclusion that infrequent use of products containing low doses of N-9 is probably safe.

The summary also revealed major obstacles to interpreting the available data on the clinical safety of N-9. In particular, it is unclear what should be considered normal with respect to signs of epithelial disruption and it is not possible to distinguish between epithelial changes resulting from sexual intercourse and the impact of the study product, despite randomized studies in commercial sex workers who were masked to the exact product used. There is poor correlation between clinical findings and self-reported symptoms, and clinical findings and laboratory markers of inflammation. In addition, the clinical significance of signs and symptoms of disruption is not known, particularly with regard to any increased risk of acquiring a STI or HIV. Furthermore, it is not known how signs and symptoms of disruption correlate with product acceptability and use.

Studies of other surfactants such as benzalkonium chloride[15] and menfegol[16] have shown that these products are also associated with epithelial disruption.

Effectiveness of nonoxynol-9 for pregnancy prevention

A summary of the available data on the contraceptive effectiveness of N-9 was presented by James Trussell (Princeton University), drawing on the contraceptive efficacy chapter in the latest edition of *Contraceptive Technology*, and more recently published studies.[17]

Most studies that have evaluated the contraceptive effectiveness of N-9 were poorly conducted, and few were randomized controlled trials. In particular, not all studies had comparison groups, loss to follow-up was often high, and efficacy under conditions of perfect use could not be reliably assessed due to lack of data on consistent and correct use over the full duration of the study. More reliable estimates are available for typical use of the products. In addition, the dose of the product under study, the frequency of product use, and the composition of the target populations (age, level of sexual activity and risk) varied across studies, making comparisons almost impossible.

The typical-use pregnancy rates data on spermicides used alone come from 31 clinical trials with exposures ranging from 3 to 67 months, which reported Pearl pregnancy rates, and 4 clinical trials and 6 surveys, which reported cumulative 12-month life-table pregnancy rates (Table 31-3 in *Contraceptive Technology*).[17] The typical-use pregnancy rates (expressed either as pregnancies per 100 woman-years or as 12-month cumulative life table rates) ranged from less than 2% in nine studies, 2% - 5% in four studies, 5% - 10% in eight studies, 10% - 15% in three studies, 15% - 30% in eleven studies, and between 37% and 59% in six studies. Not one of these studies met modern standards of study design, execution, analysis or reporting.

Excluding a recent randomized study (discussed below), the best trial design and analysis was published by Mears and Please in 1962.[18,19] This involved the random assignment to six groups, each of which used three spermicidal products for three cycles each. The six groups represented all permutations of possible orders of use of the three products. Pregnancy rates were reported separately for cycles in which the product was used at every act of intercourse, and for cycles where unprotected intercourse occurred. Four pregnancies occurred in 561 cycles of use of Emko vaginal foam (0.71%), which corresponds to a 13-cycle probability of pregnancy of 8.9%. However, this study was marred by a loss to follow-up rate of over 20%, which is very high considering the short duration of the study.

The only study using modern standards of design, execution and analysis, involved 765 women randomly assigned to Vaginal Contraceptive Film (VCF) or Conceptrol foaming tablets.[20] The study subjects were in the age range 18 - 35 years (58% less than 25 years), had no history suggestive of subfecundity, and had a high coital frequency (71% reported more than 10 acts of intercourse per month). The percentages of women becoming pregnant within six months under conditions of typical use were 24.9% (95% confidence interval 20% - 30%) for VCF and 28.0% (23% - 24%) for Conceptrol. The corresponding consistent use pregnancy rates were 24.1% (19% - 30%), and 27.9% (22% - 34%), respectively. The contraceptive efficacy for the two products was similar, but was associated with high rates of pregnancy in this young, sexually active population. It is difficult to interpret these results since there was no comparison group using a method with known efficacy.

The only study to evaluate the ability of Advantage-24 contraceptive gel to inhibit sperm transport and survival involved the application of gel 15 - 30 minutes, 12 hours, and 24 hours before intercourse.[21] The authors concluded that effectiveness may decrease when it is applied more than 15 - 30 minutes before intercourse. However, the postcoital tests were not performed until 8 - 12 hours after intercourse and the results could have been worse if postcoital tests had been performed earlier. In addition, there was no control time or assessment in the study, other than the use of gel applied

15 - 30 minutes before intercourse. Moreover, it is not known how well the postcoital test among normal fertile couples can reflect typical or perfect-use pregnancy rates.

Data on pregnancies associated with use of the diaphragm, sponge and cervical cap are more extensive (see results summarized in Table 31-5, Table 31-6, and Table 31-7 in *Contraceptive Technology*).[17] The typical-use first-year probabilities of pregnancy exceed 8% in most studies with the exception of one study of the diaphragm[22] which showed a first-year probability of pregnancy of 2.1% but had serious methodological errors. Two high quality studies compared the diaphragm to another device. In one, 1439 women were randomly assigned to either the sponge or diaphragm,[23] in the other, 1394 women were randomly assigned to the cervical cap or diaphragm.[24] The 12-month typical-use probabilities of pregnancy were 17.2% for the sponge and 12.7% for the diaphragm (first study) and 17.5% for the cervical cap and 16.9% for the diaphragm.[25] These typical-use pregnancy rates correspond to estimated 12-month perfect-use probability of pregnancy in the range 11.4% - 12.0% for the sponge, 4.3% - 6.1% for the diaphragm (first study), and 10.3% - 12.5% for the cervical cap and 5.3% - 8.4% for the diaphragm (second study).[26] In both studies, nulliparous women had substantially lower pregnancy rates than parous women when they used the sponge or cervical cap, but there was no difference according to parity among the diaphragm users.

Two studies have published 12-month probabilities of contraceptive failure during typical use of the diaphragm with and without spermicide. In a study of 110 users of a non-spermicidal fit-free diaphragm the 12 month pregnancy rate was 24.1%.[27] A randomized trial of diaphragm use with or without spermicide showed a typical 12-month pregnancy rate of 21.2% with spermicide and 28.6% without. The corresponding 12-month probabilities of contraceptive failure during consistent use were 12.3% and 19.3%, respectively.[28]

A double-blind study of the Lea's Shield vaginal contraceptive device used with N-9 spermicide gel or a non-spermicidal comparison gel showed a lower pregnancy rate among the spermicide compared with the control gel (6-month pregnancy rates 5.6 and 9.3, respectively, P = 0.086).[29]

One study of spermicidally-lubricated condoms reported a 2.1% typical-use 12-month probability of pregnancy, but 26% of the men were in the age range 40 - 44 years, 27% in the range 45 - 49 years and 24% were over 50 years. The study subjects had a low coital frequency and their female partners were well beyond the period of peak fecundity. In addition, only pregnancies leading to a live birth were reported.[30]

In summary, the data support the conclusion that use of spermicide alone reduces risk of pregnancy compared with use of no product, despite the limitations of the studies. Although spermicides in the USA are mainly used with barrier methods, the increased benefit of such combinations has not been well established. However, existing data do not support any added benefit of male condoms lubricated with N-9 compared with other lubricants. Data quantifying the contraceptive effects of N-9 in various formulations and doses, used with and without barriers, are clearly needed and studies to address this deficit are currently under way.

Effectiveness of nonoxynol-9 for prevention of sexually transmitted infections

A review of the effectiveness of N-9 for prevention of sexually transmitted infections was given by Ward Cates (Family Health International). This was supplemented with data from two recently completed, but not yet published, trials presented by the principal investigators, Ron Roddy (Family Health International)[31] and Lut Van Damme (Institute of Tropical Medicine, Antwerp, and CONRAD).[32] David Wilkinson (University of South Australia) presented the result of a systematic review of randomized controlled trials.

An in-vitro study assessed the effect of N-9 added to condoms in a model for simulated intercourse. This showed that the added N-9 inside the condoms killed HIV inside the condom before rupture, and outside the condom after rupture.[33] However, the extra spermicide ointment was added inside the tip of the condom and it is not clear how these results apply to commercially available condoms lubricated with N-9.

In a randomized, double-blind, placebo-controlled trial comparing 150 mg N-9 gel with placebo among 818 women in Birmingham, Alabama, the risk of first gonorrhoea infection was slightly lower among N-9 than placebo users (RR 0.84, 95% confidence interval 0.60 - 1.17), as was the relative risk for any episode of gonorrhoea infection (RR 0.75, 0.56 - 1.01).[34] Similar results were shown for first chlamydia infection (RR 0.72, 0.55 - 0.94) and any chlamydia episode (RR 0.79, 062 - 1.01). There were no statistically significant differences in rates of trichomoniasis (RR 0.83, 0.61 - 1.12), candidiasis (RR 1.02, 0.77 - 1.35) or bacterial vaginosis (RR 0.86, 0.69 - 1.12).[35]

In a study in Bangkok, Thailand, 343 female sex workers who were randomized to 70 mg N-9 film or placebo showed a 25% decrease in the incidence of cervical infection (IRR 0.75 [0.5 - 1.1]).[11] The reduction in risk was greater if women reported more consistent condom use.

A study in Nairobi compared use of the Today contraceptive sponge containing 1000 mg N-9 with a placebo suppository among 138 sex workers.[14] Twenty-one per cent of women in the N-9 group developed gonorrhoea, compared with 32% in the placebo group (adjusted relative risk 0.4, p<0.001). The rates of chlamydia infection did not differ significantly between study groups (RR 0.6, 2% compared with 4%). Twenty-seven (45%) of 60 women in the N-9 group and 20 (36%) of 56 women in the placebo group developed HIV infection (hazard ratio 1.7 [0.9 - 3.0]).

In a randomized study comparing 70 mg N-9 film with placebo among 1292 female sex workers in Cameroon,[13] the incidence rates of gonorrhoea were 33.3 and 31.1 cases per 100 woman-years in the N-9 and placebo groups, respectively (IRR 1.1 [95% confidence interval 0.8 - 1.4]). Corresponding incidence rates of chlamydia were 20.6 and 22.2 per 100 woman-years in the N-9, and placebo groups, respectively, (IRR 0.9 [0.7 - 1.3]). The rates of HIV infection were 6.7 and 6.6 cases per 100 woman-years in the N-9 and placebo groups, respectively (IRR 1.0 [0.7 - 1.5]).

A randomized study among 278 female sex workers in Mombassa, Kenya compared an intravaginal gel containing 52.5 mg N-9 with placebo.[10] The incidence rate for gonorrhoea was higher in the N-9 group compared with placebo (RR 1.5 [0.9 - 2.7]), but there were no reported differences in the incidence of candida, trichomonas, bacterial vaginosis, chlamydia trachomatis, syphilis, or HIV.

Ron Roddy reported on a recently completed open-label randomized trial comparing 100 mg N-9 gel plus condoms, to condoms alone among 1251 women attending STI clinics in Cameroon.[31] The primary outcome was gonococcal and/or chlamydial infection, with HIV infection as the secondary outcome. The incidence of gonococcal infections, chlamydial infections, or both, was 43.6 per 100 person-years in the gel group, and 36.6 per 100 person-years in the condom alone group. The relative risk in the gel group compared with the condom group was 1.5 (1.0 - 2.3) for gonococcal infection and 1.0 (0.7 - 1.4) for chlamydial infection. There were five new cases of HIV infection in the gel group and four in the condom group.

Lut Van Damme reported on the results from the triple-blind randomized controlled trial comparing a 52.5 mg N-9 gel (COL-1492) with Replens, an OTC vaginal moisturiser.[32] The study population consisted of 892 sex workers from Benin, Côte d'Ivoire, South Africa, and Thailand. There was little effect of N-9 on the incidence of gonococcal (RR 1.2 [0.9 - 1.6]) or chlamydial infection (RR 1.2 [0.8 - 1.6]). However the incidence of HIV infection among N-9

users was 48% higher than among placebo users (14.7 compared with 10.3 cases per 100 woman-years, adjusted relative risk 1.5 [1.0 - 2.2]). For women who reported using more than 3.5 gel applications per working day, the risk of HIV infection among COL-1492 users was almost twice (RR 1.8 [1.0 - 3.2]) the risk among placebo users. The risk did not differ between the two treatment arms among women using the gel less frequently. Higher frequency of use of the study products was also associated with a higher incidence of genital lesions in both study groups, with a greater incidence ratio among N-9 users compared with placebo. These results were dominated by one of the centres which contributed 69% of the HIV seroconversions observed during the study. Considerable discussion at the meeting focused on the validity of self-reported condom use and coital diaries on which the dose-response analyses were based. Potential limitations of the study, such as the low follow-up rate and the use of Replens as the control product, were also discussed.

The systematic review presented by David Wilkinson confirmed that there was no evidence of any protective effect of N-9 against STIs. Using Cochrane procedures for meta-analysis of randomized trials, data from nine studies including almost 5000 women were included (Table 3, page 18). Confidence interval limits for all outcomes (gonorrhoea, trichomonas, bacterial vaginosis, and candidiasis) all included 1.0.

The limitations of currently available data were recognized at the meeting. In particular, most of the data on the effectiveness of N-9 in protecting against STIs and HIV come from studies among sex workers or other high risk groups. Few data are available from women who use the product at low frequencies, who are at low risk of infection, or from women who use N-9 alone. In addition, it is not known whether adding N-9 to barrier methods such as the cervical cap or the diaphragm has any protective effect against sexually transmitted infections.

Safety of rectal use of nonoxynol-9

David Phillips (Population Council, New York) presented data on the safety of rectal use of N-9. Rectal application of two N-9 containing products (K-Y Plus and ForPlay) was evaluated in both a mouse model and human subjects (N=4); two formulations not containing N-9 (carrageenan and methyl cellulose) were used as controls.[38] In both studies, rectal lavage (saline) revealed significant sloughing of sheets of epithelium. However, no rectal epithelial cells were found in the baseline lavage specimens, nor in any of the lavages involving non-N9 containing formulations, nor, most importantly, in rectal lavage specimens collected eight hours post N-9 product use, suggesting that any damage had been repaired. Nonetheless, the possibility of increased risk of infection soon after the application of products containing N-9 seems quite likely, even for lubricants not advertised to be microbicidal.

More research is urgently required on the safety of rectal use of N-9 and other lubricants, as well as further understanding of the time course for the rectal damage to repair.

Provider and user perspectives

The regulator's perspective

Helen Rees (University of the Witwatersrand, South Africa and former chair of the South Africa Medicines Control Council) gave an overview of the problems of developing country regulators when faced with the new data on the safety of N-9. OTC product use is particularly problematic with respect to labelling and instructions for use. Products available and effective for one indication, for example contraception, can have unintended adverse effects on other outcomes such as STIs and HIV infections. One solution for products such as N-9, which may be associated with risk under particular conditions of use, might be to change the OTC status or to specify instructions according to risk. However, because risk involves both individual behaviour (number of sexual partners, frequency of sexual intercourse, whether or not condoms are used), as well as the local prevalence of infection, risk differs for different settings and for different people. Furthermore, recommendations for product use, even as a contraceptive, should depend on the availability of other products, which also varies. As a result, drug approval based on one or two well-conducted studies may not be sufficient for universal guidelines. In fact, guidelines for product use, in this case N-9 containing products, might need to be country-specific. Lack of post-marketing surveillance of OTC products, in general, further exacerbates any evaluation of N-9 containing products.

The provider and user's perspective

Joanna Nerquaye-Tetteh (Planned Parenthood, Ghana) provided an overview of the perspectives of providers and users. She stressed the importance of woman-controlled methods of protection from HIV and STIs, as well as the availability of viable contraceptive methods. Guidelines for use of N-9 products need to be considered in their local context, including assessment of the alternative contraceptive options

available in a country. In general, with adequate information, women are capable of understanding risks and benefits so that they can make an informed choice, particularly with regard to contraception. Women need a variety of contraceptive alternatives, including methods that are convenient to obtain and use, and that are effective long-term. The issue of cost and availability of products must also be considered in assessing the contraceptive method mix and availability.

Data were incomplete on the extent of use of N-9 products in different countries, as well as the availability of other products and the ease with which women can switch products.

Conclusions and Recommendations

Conclusions

Effectiveness of nonoxynol-9 for pregnancy prevention

- Nonoxynol-9 (N-9) when used alone is moderately effective as a contraceptive.
- For women who choose to use N-9 *alone in preference* to other methods, it is better than no contraceptive method at all.
- When used with a female mechanical barrier method, e.g., a cervical cap or diaphragm, N-9 is more effective than when used alone.
- N-9 is available in a number of different formulations (film, sponge, gel, suppository, and foam) and doses. It is not known whether contraceptive effectiveness differs according to formulation or dose.
- There is no evidence that condoms lubricated with N-9 are more effective in preventing pregnancy than lubricated condoms without N-9.
- Limited evidence suggests that the contraceptive effectiveness of the diaphragm and cervical cap may be moderately more effective when used with a spermicide than without.

Safety of nonoxynol-9

- N-9 is a surfactant which disrupts the cell membrane. It has been shown to be an irritant in animal as well as human models.
- N-9 has been shown to cause epithelial disruption in the vagina and rectum.
- Increasing frequency of use of N-9 suppositories increases the risk of vaginal epithelial disruption. No other studies designed to look specifically at the effect of frequency of use with other

formulations of N-9 have been published. However, observational studies have shown increased rates of epithelial disruption with greater frequency of use of N-9.

Effectiveness of nonoxynol-9 for prevention of sexually transmitted infections including HIV

- There is good evidence that N-9 does not reduce the risk of sexually transmitted infections (STIs) or HIV among sex workers, nor among women attending STI clinics.
- Most of the clinical evidence on the risk of HIV infection with use of N-9 comes from studies conducted among women who were sex workers, or women attending STI clinics.
- No studies on the effectiveness of N-9 to prevent infection with STI or HIV have been conducted in other groups of women.

Recommendations

These recommendations are based on the above evidence and on consideration of the balance of risks and benefits to individual users. Family planning programmes in different countries and communities must consider these recommendations in the light of their particular circumstances, including the prevalence of HIV and sexually transmitted infections, and the range of available contraceptive options.

Nonoxynol-9 for STI prevention

N-9 should not be used for the purpose of STI or HIV prevention. Condoms should always be used to prevent infection.

Nonoxynol-9 for contraception

Among women at low risk of HIV infection, the use of N-9 remains a contraceptive option. Although its effectiveness is low compared with other contraceptive methods, it is generally easily available, can be obtained OTC without requiring a medical consultation or prescription, and is a method under the control of the woman.

- Since high frequency use of N-9 products may cause epithelial damage and increase the risk of HIV infection, women who have multiple daily acts of intercourse should be advised to choose another method of contraception.
- Women at high risk of HIV infection should not use N-9 for contraception, since N-9 may increase the risk of infection.

Rectal use of nonoxynol-9

N-9 should not be used rectally.

Use of nonoxynol-9-lubricated condoms

There is no published scientific evidence that N-9-lubricated condoms provide any additional protection against pregnancy or STIs compared with condoms lubricated with other products. Since adverse effects due to the addition of N-9 to condoms cannot be excluded, such condoms should no longer be promoted. However, it is better to use N-9-lubricated condoms than no condoms.

Key areas of uncertainty and the need for further research

- The safety concern about N-9 may also apply to other spermicide products marketed for contraception. Their safety should be formally assessed as a matter of urgency. This also applies to vaginal or rectal lubricants which contain N-9.
- The safety of lubricants containing only ingredients thought to be inactive which are used vaginally and/or rectally, need to be assessed as a matter of urgency.

- There is an urgent need to develop safe lubricants for rectal use.
- The precise clinical significance of epithelial disruption observed in safety studies is not known.
- There are currently no published studies on the effect of N-9 among women with HIV infection.
- Continued work is urgently required to develop safe and effective microbicides.

Table 1: Incidence of epithelial disruption according to frequency of use of suppositories containing N-9

Study	N	Risk	Dose (mg)	Frequency	Duration	Disruption active %	Disruption placebo %
Roddy[1]	34	Low	150	QID	14 days	53	15
Niruthisard[4]	15	Low	150	QID	14 days	43	0
Roddy[1]	34	Low	150	BID	14 days	29	15
Roddy[1]	35	Low	150	QD	14 days	34	15
Coggins[6]	145	Low	150	< QD	4 weeks	0% in all	NA
Roddy[1]	34	Low	150	QOD	14 days	18	15
Weir[2]	191	High	100	QOD	1 year	28% ulcers	NA

NA: not applicable

Table 2: Summary of clinical safety of N-9 according to formulation

	Suppository	Gel	Film	Sponge
Number of studies	4	6	4	2
Overall disruption	High in most studies	Low - moderate	Low - high	Low - moderate
Effect of frequency of use	Stepped increase in disruption with increased frequency	Cannot evaluate	No pattern	Increased frequency may increase disruption
Effect of dose	Cannot evaluate	Increased dose may increase disruption	Cannot evaluate	Cannot evaluate
Effect of duration	No pattern	No effect	Increased duration may increase disruption	Increased duration may increase disruption
Effect of study population	No pattern	No pattern	No pattern	More disruption may be seen in high-risk populations
Compared with placebo	Worse	About the same	About the same	Worse

Table 3: Meta-analysis of studies assessing the impact of N-9 on the risk of sexually transmitted infections - relative risk for N-9 compared with placebo (from Wilkinson)

Outcome	Number of studies	Number of participants	Relative risk (95% confidence interval)
Gonorrhoea	6	3017	0.97 (0.85 - 1.11)
Chlamydia	5	2955	0.88 (0.77 - 1.01)
Cervical infection	2	1584	1.01 (0.84 - 1.22)
Trichomoniasis	3	1101	0.84 (0.69 - 1.02)
Bacterial vaginosis	1	770	0.88 (0.74 - 1.04)
Candidiasis	3	1360	0.97 (0.84 - 1.12)
HIV	5	3570	1.14 (0.92 - 1.41)

References

1. Roddy RE et al. A dosing study of nonoxynol-9 and genital irritation. *International Journal of STD & AIDS* 1993; 4:165-70.
2. Weir SS et al. Nonoxynol-9 use, genital ulcers, and HIV infection in a cohort of sex workers. *Genitourinary Medicine* 1995; 71:78-81.
3. Van Damme L *et al.* Safety of multiple daily applications of COL-1492, a nonoxynol-9 vaginal gel, among female sex workers. COL-1492 Phase II Study Group. *AIDS* 2000; 14:85-8.
4. Niruthisard S, Roddy RE, Chutivongse S. The effects of frequent nonoxynol-9 use on the vaginal and cervical mucosa. *Sexually Transmitted Diseases* 1991; 18:176-9.
5. Coggins C, Elias C. N-9 Formulation Preferences Study Group Committee. Safety of three formulations of nonoxynol-9 containing vaginal spermicides. *International Journal of Gynecologist Obstetricians* 2000; 68:267-8.
6. Amaral E et al. Study of the vaginal tolerance to Acidform, an acid-buffering, bioadhesive gel. *Contraception* 1999; 60:361-6.
7. Stafford MK *et al.* Safety study of nonoxynol-9 as a vaginal microbicide: evidence of adverse effects. *Journal of Acquired Immune Deficiency Syndromes & Human Retrovirology* 1998; 17:327-31.
8. Poindexter AN, 3rd et al. Comparison of spermicides on vulvar, vaginal, and cervical mucosa. *Contraception* 1996; 53:147-53.
9. Van Damme L *et al.* Safety evaluation of nonoxynol-9 gel in women at low risk of HIV infection. *AIDS* 1998; 12:433-7.
10. Richardson BA *et al.* Evaluation of a low-dose nonoxynol-9 gel for the prevention of sexually transmitted diseases: a randomized clinical trial. *Sexually Transmitted Diseases* 2001; 28:394-400.
11. Niruthisard S, Roddy RE, Chutivongse S. Use of nonoxynol-9 and reduction in rate of gonococcal and chlamydial cervical infections. *Lancet* 1992; 339:1371-5.
12. Rustomjee R et al. Phase 1 trial of nonoxynol-9 film among sex workers in South Africa. *AIDS* 1999; 13:1511-5.
13. Roddy RE et al. A controlled trial of nonoxynol-9 film to reduce male-to-female transmission of sexually transmitted diseases. *New England Journal of Medicine* 1998; 339: 504-10.
14. Kreiss J *et al.* Efficacy of nonoxynol 9 contraceptive sponge use in preventing heterosexual acquisition of HIV in Nairobi prostitutes. *JAMA* 1992; 268:477-82.
15. Mauck CK et al. A phase I comparative study of contraceptive vaginal films containing benzalkonium chloride and nonoxynol-9. Postcoital testing and colposcopy. *Contraception* 1997; 56:89-96.
16. Goeman J *et al.* Frequent use of menfegol spermicidal vaginal foaming tablets associated with a high incidence of genital lesions. *Journal of Infectious Disases*,1995;171:1611-4.
17. Trussell J. Contraceptive efficacy. In: Hatcher RA *et al.*, eds. *Contraceptive Technology*. Seventeenth ed. New York: Ardent Media, 1998.

18. Mears E, Please NW. Chemical contraceptive trial. *Journal of Reproductive Fertility* 1962; **3**:138-47.

19. Mears E. Chemical contraceptive trial II. *Journal of Reproduction and Fertility* 1962; 4:337-43.

20. Raymond E, Dominik R. Contraceptive effectiveness of two spermicides: a randomized trial. *Obstetrics & Gynecology* 1999; **93**:896-903.

21. Sangi-Haghpeykar H, Poindexter AN, 3rd, Levine H. Sperm transport and survival post-application of a new spermicide contraceptive. Advantage 24 Study Group. *Contraception* 1996; **53**:353-6.

22. Lane ME, Arceo R, Sobrero AJ. Successful use of the diaphragm and jelly by a young population: report of a clinical study. *Family Planning Perspectives* 1976; **8**:81-6.

23. McIntyre SL, Higgins JE. Parity and use-effectiveness with the contraceptive sponge. *American Journal of Obstetrics & Gynecology* 1986; **155**:796-801.

24. Bernstein GS *et al*. Use effectiveness study of cervical caps. Final report. Contract No. 1-HD-1-2804. Washington, DC: National Institute of Child Health and Human Development, 1986.

25. Trussell J et al. Comparative contraceptive efficacy of the female condom and other barrier methods. *Family Planning Perspectives* 1994; **26**:66-72.

26. Trussell J, Strickler J, Vaughan B. Contraceptive efficacy of the diaphragm, the sponge and the cervical cap. *Family Planning Perspectives* 1993; **25**:100-5.

27. Smith C et al. Effectiveness of the non-spermicidal fit-free diaphragm. *Contraception* 1995; **51**:289-91.

28. Bounds W et al. The diaphragm with and without spermicide. A randomized, comparative efficacy trial. *Journal of Reproductive Medicine* 1995; **40**:764-74.

29. Mauck C *et al*. Lea's Shield: a study of the safety and efficacy of a new vaginal barrier contraceptive used with and without spermicide. *Contraception* 1996; **53**: 329-35.

30. Potts M, McDevitt J. A use-effectiveness trial of spermicidally lubricated condoms. *Contraception* 1975; **11**:701-10.

31. Roddy RE et al. Effect of nonoxynol-9 gel on urogenital gonorrhea and chlamydial infection: A randomized controlled trial. *JAMA 2002;* **287**:1117-22.

32. Van Damme L *et al*. Effectiveness of COL-1492, a nonoxynol-9 vaginal gel, on HIV-transmission among female sex workers.

33. Rietmeijer CA et al. Condoms as physical and chemical barriers against human immunodeficiency virus. *JAMA* 1988; **259**:1851-3.

34. Louv WC et al. A clinical trial of nonoxynol-9 for preventing gonococcal and chlamydial infections. *Journal of Infectious Diseases* 1988; **158**:518-23.

35. Barbone F et al. A follow-up study of methods of contraception, sexual activity, and rates of trichomoniasis, candidiasis, and bacterial vaginosis. *American Journal of Obstetrics and Gynecology* 1990; **163**:510-4.

36. Phillips DM et al. Nonoxynol-9 causes rapid exfoliation of sheets of rectal epithelium. *Contraception* 2000; **63**:149-54.

Annex: Participants

Invited Experts

Dr Anna Glasier (Chair)
18 Dean Terrace
Edinburgh EH4 1NL
United Kingdom of Great Britain and Northern Ireland
Tel: (44 131) 332 7941
Fax: (44 131) 332 2931
email: a.glasier@ed.ac.uk

Dr Philip A. Corfman
5417 Linden Court
Bethesda, MD 20814
United States of America
Tel: (1 301) 530 2632
Fax: (1 301) 530 2632
email: corfman@erols.com

Dr Ralph Heywood
The Larches, The Lanes
Houghton, Huntingdon
PE28 2BW
United Kingdom of Great Britain and Northern Ireland
Tel: (44 1480) 465 276
Fax: (44 1480) 465 276

Dr David Hoos
Department of Epidemiology
School of Public Health
Columbia University
New York, NY
United States of America
Tel: (1 212) 866 7755
Fax: (1 212) 342 2286
email: davidhoos@hotmail.com

Dr Joana Nerquaye-Tetteh
Planned Parenthood Association of Ghana
P.O. Box 5756
Accra
Ghana
Tel: (233 21) 310 369
Fax: (233 21) 304 567
email: ppag@africaonline.com.gh

Dr Helen Rees
Chris Hani Baragwanath Hospital
University of the Witwatersrand,
Old Potch Road
Soweto
PO Bertsham 2013
South Africa
Tel: (27 11) 933 1228
Fax: (27 11) 933 1227
email: h.rees@rhrujhb.co.za

Dr N.M. Samuel
AIDS Society of India
TNDR MGR Medical University
40 Anna Salai
Chennai 600032
India
Tel: (91) 44 235 4203
Fax: (91) 44 233 4769
email: nms_mds@yahoo.com

Dr James Trussell
Woodrow Wilson School
Robertson Hall
Princeton University
21 Prospect Avenue
Princeton, NJ 08544
United States of America
Tel: (1 609) 258 4810
Fax: (1 609) 258 1418
email: trussell@princeton.edu

Dr David Wilkinson
South Australian Centre for Rural and Remote Health
University of South Australia
Whyalla Campus
Nicolson Avenue
Whyalla, SA 5600
Australia
Tel: (61 8) 8647 6011
Fax: (61 8) 8647 6164
email: david.wilkinson@unisa.edu.au

Collaborating agencies

Alliance for Microbicide Development
Dr Polly F. Harrison
Alliance for Microbicide Development
8701 Georgia Avenue, Suite 804
Silver Spring, MD 20912
United States of America
Tel: (1 301) 588 8091
Fax: (1 301) 588 8390
email: pharriso@aol.com

Centers for Disease Control
Dr Kathryn Curtis
Division of Reproductive Health
Centers for Disease Control,
4770 Buford Highway NE, MSK-34
Atlanta, GA 30334
United States of America
Tel: (1 770) 488 4397
email: kmc6@cdc.gov

Center for AIDS Prevention Studies
Dr Nancy Padian
Center for AIDS Prevention Studies
University of California
74 New Montgomery, Suite 600
San Francisco, CA 94105-3444
United States of America
Tel: (1 415) 597 9348
email: nancyp@psg.ucsf.edu

CONRAD Program
Dr Henry Gabelnick
Eastern Virginia Medical School
1611 North Kent St, Suite 806
Arlington, VA 22209
United States of America
Tel: (1 703) 276 3904
Fax: (1 703) 524 4770
email: hgabelnick@conrad.org

Dr Lut Van Damme
1611 North Kent Street, Suite 806
Arlington, VA 22209
United States of America
Tel: (1 703) 276 4020
Fax: (1 703) 524 4770
email: LVandamme@conrad.org

Dr Christine Mauck*
Eastern Virginia Medical School
1611 North Kent St, Suite 806
Arlington, VA 22209
United States of America
Tel: (1 703) 276 3904
Fax: (1 703) 524 4770
email: cmauck@conrad.org

Dr Marianne Callahan
Eastern Virginia Medical School
1611 North Kent St, Suite 806
Arlington, VA 22209
United States of America
Tel: (1 703) 276 3904
Fax: (1 703) 524 4770
email: mcallahan@conrad.org

Family Health International
Dr Willard Cates Jr.
Family Health International
P.O. Box 13950
Research Triangle Park, NC 27709
United States of America
Tel: (1 919) 405 1404
Fax: (1 919 544 9189
email: wcates@fhi.org

Ronald Roddy
Family Health International
PO Box 13950
Research Triangle Park, NC 27709
United States of America
Tel: (1 919) 405 1462
Fax: (1 919) 858 6047
email: RRoddy@fhi.org

Dr Zeda Rosenberg
Family Health International
HIV Prevention Trials Network
2101 Wilson Boulevard, Suite 700
Arlington, VA 22201
United States of America
email: zrosenberg@fhi.org

International Working Group on Microbicides

Dr Alan Stone
International Working Group on Microbicides Secretariat (IWGM)
MRC Clinical Trials Unit
222 Euston Road
London NW1 2DA
United Kingdom of Great Britain and Northern Ireland
Tel: (44 207) 670 4710
Fax: (44 207) 670 4815
email: alan.stonex@virgin.net

National Institutes for Health

Dr Robert Spirtas
National Institutes of Health
6100 Executive Blvd., Room 8B13
Bethesda, MD 20892
United States of America
Tel: (1 301) 496 4924
Fax: (1 (301) 480 1972
email: spirtasr@exchange.nih.gov

Dr Fulvia Veronese
Office of AIDS Research
National Institutes of Health
DHHS/NIH/OD
2 Center Drive
Bethesda, MD 20892
United States of America
Tel: (1 301) 496 3677
email: fv10x@nih.gov

Program for Appropriate Technology in Health (PATH)

Dr Christopher J. Elias
Director
4 Nickerson Street, Suite 300
Seattle, WA 98019
United States of America
Tel: (1 206) 285 3500
Fax: (1 206) 285 6619
email: celias@path.org

Ms Lori Heise
Global Campaign for Microbicides
1800 K Street NW, Suite 800
Washington, DC 20006
United States of America
Tel: (1 202) 822 0033
Fax: (1 201) 457 1466
email: lheise@path-dc.org

Population Council

Dr Elisabeth McGrory
The Population Council
1 Dag Hammarskjold Plaza
New York, NY 10017
United States of America
Tel: (1212) 339 0606
Fax: (1 212) 755 6052
email: emcgrory@popcouncil.org

Dr David M. Phillips
The Population Council
1230 York Avenue
New York, NY 10021
United States of America
Tel: (1 212) 327 8744
Fax: (1 212) 327 7678
email: dphillips@popcouncil.org

Dr Janneke van de Wijgert
The Population Council
1 Dag Hammarskjold Plaza
New York, NY 10017
United States of America
Tel: (1212) 339 0606
Fax: (1 212) 755 6052
email: jvandewijgert@popcouncil.org

United States Agency for International Development (USAID)

Dr Jeffery Spieler*
Research Division
Office of Population
USAID
Ronald Reagan Building
1300 Penn Ave, NW
Washington, DC 20523-3601
United States of America
Tel: (1 202) 712 1402
Fax: (1 202) 216 3404
email: jspieler@usaid.gov

United Nations Agencies

Joint United Nations Programme on AIDS (UNAIDS)
Dr Jos Perriens
email: perriensj@unaids.org

United Nations Population Fund (UNFPA)
Dr Julitta Onabanjo
Tel: (1 212) 297 5262
email: onabanjo@unfpa.org

WHO Secretariat

Family and Community Health Cluster
Dr Tomris Türmen, Executive Director

Department of Reproductive Health and Research
Dr Paul Van Look, Director
Dr Catherine d'Arcangues
Dr Timothy Farley**
Ms Christine Gray
Mr David Griffin
Dr Michael Mbizvo
Dr Herbert Peterson
Dr Kirsten Vogelsong*

Department of HIV/AIDS
Dr Isabelle de Zoysa, Director HIV/PRV (Prevention)
Dr Kevin O'Reilly

* Unable to attend

** Contact address:
T M M Farley
Team Coordinator
Addressing Reproductive Tract and Sexually Transmitted Infections
Department of Reproductive Health and Research
World Health Organization
1211 Geneva 27, Switzerland
tel: +41 22 791 33 10
fax: +41 22 791 41 72
email: FarleyT@who.int

Draft Guidance for Industry and FDA Staff

Class II Special Controls Guidance Document: Labeling for Male Condoms Made of Natural Rubber Latex

DRAFT GUIDANCE

This guidance document is being distributed for comment purposes only.
Document issued on: November 14, 2005.

Comments and suggestions regarding this draft document should be submitted within 90 days of publication in the *Federal Register* of the notice announcing the availability of the draft guidance. Submit written comments to the Division of Dockets Management (HFA-305), Food and Drug Administration, 5630 Fishers Lane, rm. 1061, Rockville, MD 20852. Alternatively, electronic comments may be submitted to http://www.fda.gov/dockets/ecomments. All comments should be identified with the docket number listed in the notice of availability that publishes in the *Federal Register*.

For questions regarding this document, contact John Farnham at 240-276-0115 or by email at jjf@cdrh.fda.gov.

U.S. Department of Health and Human Services
Food and Drug Administration
Center for Devices and Radiological Health

OB/GYN, Gastroenterology and Urology Devices Branch
Division of Enforcement A, Office of Compliance

Preface

Additional Copies

Additional copies are available from the Internet at: http://www.fda.gov/cdrh/comp/guidance/1548.pdf, or to receive this document via your fax machine, call the CDRH Facts-On-Demand system at 800-899-0381 or 301-827-0111 from a touch-tone telephone. Press 1 to enter the system. At the second voice prompt, press 1 to order a document. Enter the document number (**1548**) followed by the pound sign (#). Follow the remaining voice prompts to complete your request.

Table of Contents

Draft Guidance for Industry and FDA Staff

Class II Special Controls Guidance Document: Labeling for Male Condoms Made of Natural Rubber Latex

This draft guidance, when finalized, will represent the Food and Drug Administration's (FDA's) current thinking on this topic. It does not create or confer any rights for or on any person and does not operate to bind FDA or the public. You can use an alternative approach if the approach satisfies the requirements of the applicable statutes and regulations. If you want to discuss an alternative approach, contact the FDA staff responsible for implementing this guidance. If you cannot identify the appropriate FDA staff, call the appropriate number listed on the title page of this guidance.

I. Introduction

The Food and Drug Administration (FDA) has developed this draft guidance as a special controls guidance for male condoms made from natural rubber latex (latex condoms). This draft guidance will be issued in conjunction with a Federal Register notice announcing the proposal to amend the two existing classifications for condoms from class II (performance standards) to class II (special controls). The amended classifications would designate this labeling guidance document a special control for latex condoms, with or without spermicidal lubricant. This guidance is issued for comment purposes only. If a final rule to amend the classification for condoms is not issued, the final guidance document will not be issued.

This guidance document describes a means by which latex condoms may comply with the requirement of special controls for class II devices. FDA believes that adherence to the labeling recommendations described in this guidance document, in addition to the general controls, will provide reasonable assurance of the safety and effectiveness of latex condoms and, therefore, is proposing to designate this guidance as the special control for those devices. Following the implementation of a final rule amending the classification regulations for these devices, labeling on latex condoms

with or without spermicidal lubricant will need to address the issues requiring special controls identified in this guidance document unless the device manufacturer in some other way provides equivalent assurances of safety and effectiveness.

FDA's guidance documents, including this guidance, do not establish legally enforceable responsibilities. Instead, guidances describe the Agency's current thinking on a topic and should be viewed only as recommendations, unless specific regulatory or statutory requirements are cited. The use of the word *should* in Agency guidances means that something is suggested or recommended, but not required.

II. Background

FDA believes that special controls, when combined with the general controls, will be sufficient to provide a reasonable assurance of the safety and effectiveness of latex condoms, with or without spermicidal lubricant. Thus, a manufacturer who intends to market a device of this type should (1) conform to the general controls of the Federal Food, Drug, and Cosmetic Act (the Act), including the 510(k) requirements described in 21 CFR 807 Subpart E and the Quality Systems Regulation (21 CFR Part 820), and (2) address in user labeling the specific issues requiring special controls associated with these devices as identified in this draft guidance.

This draft special controls guidance document provides the classification and product codes for latex condoms (refer to Section IV). In addition, other sections of this draft guidance document list the issues requiring special controls identified by FDA and describe labeling measures that, if followed by manufacturers, will generally address the issues requiring special controls associated with these devices.

The labeling recommendations in this draft guidance document reflect an extensive review on the part of the Agency, in consultation with the National Institutes for Health (NIH) and the Centers for Disease Control and Prevention (CDC), of the available medical literature on the safety and effectiveness of condoms intended to prevent pregnancy and provide protection against sexually transmitted diseases (STDs). In addition, the Agency considered other relevant information related to the barrier properties of latex condoms and the various routes of transmission of STDs. A summary of FDA's review method and conclusions is described in the notice of proposed rulemaking for condoms and condoms with spermicidal lubricant that will publish in the same Federal Register that announces the availability of this draft guidance document. References are also provided in Section VIII of this guidance.

This draft guidance document also identifies issues requiring special controls related to nonoxynol-9 (N-9), used as a spermicide in the lubricant of some latex condoms, and provides labeling recommendations intended to help address these issues. These recommendations are based on the Agency's review of the literature related to N-9,

including an extensive review by FDA's Center for Drug Evaluation and Research (CDER) of the possible health effects of N-9 on users of vaginal contraceptives. (Relevant references are provided in Section VIII of this guidance.)

III. Existing Labeling Requirements

While this draft guidance document describes labeling *recommendations* regarding ways of meeting the proposed special control for latex condoms, there are also other specific labeling *requirements* for latex condoms contained in the following two regulations:

- User labeling for latex condoms (21 CFR 801.435)
- User labeling for devices that contain natural rubber (21 CFR 801.437)

Additionally, condom manufacturers must ensure that their devices meet the general labeling requirements for medical devices described in 21 CFR Part 801.

Existing labeling requirements for latex condoms include the following:

A. Expiration date (21 CFR Section 801.435)

The retail and primary condom package (individual foil) must include an expiration date that is no later than five years from the date of product packaging. This expiration date must be supported by shelf life data developed by the condom manufacturer. For details, please see 21 CFR 801.435, "*User labeling for latex condoms,*" effective March 25, 1998. This regulation addresses the risk of condom deterioration due to product aging.

B. Caution regarding natural rubber latex and allergic reactions (21 CFR Section 801.437)

Latex condoms, and all other devices composed of, or containing, natural rubber latex that contacts humans, are required to bear the following statement in bold print:

> **Caution: This Product Contains Natural Rubber Latex Which May Cause Allergic Reactions.**

This statement must appear on all device labels, and other labeling, and must also appear on the principal display panel of the device packaging, the outside package, container or wrapper, and the immediate device package, container, or wrapper. For details, please see 21 CFR 801.437, *"User labeling for devices that contain natural rubber."* This final rule became effective on September 30, 1998. This labeling requirement is necessary because devices composed of, or containing, natural rubber latex, pose a significant health risk to some individuals.

C. General labeling requirements

All devices, including condoms, are subject to the general labeling provisions described in 21 CFR part 801, Subpart A. Additionally, condoms are over-the-counter (OTC) devices, and are therefore subject to the requirements for OTC devices described in 21 CFR Part 801, Subpart C. You should familiarize yourself with these labeling requirements. This draft special controls guidance is consistent with these requirements and, in fact, some of the labeling terminology used in this draft guidance is described by these regulations.

Latex condoms must also include adequate directions for use to avoid being misbranded (section 502(f) of the Act, 21 U.S.C. 352(f); 21 CFR section 801.5). Adequate directions for use help ensure that the condom will be used correctly. The following set of statements is an example of acceptable directions for use for latex condoms:

- Put the condom on after the penis is fully erect and before intimate contact. Lesions, pre-ejaculate secretions, semen, vaginal secretions, saliva, urine, and feces can all transmit disease organisms.

- Place the condom on the head of the penis and unroll or pull it all the way to the base.

- If the condom doesn't unroll, the wrong side was placed against the penis. Do not flip over. Throw it away and start over with a new condom.

- Leave an empty space at the end of the condom to collect semen. Remove any air remaining in the tip of the condom by gently pressing the air out toward the base of the penis.

- After ejaculation and while the penis is still erect, hold onto the rim of the condom so that the condom does not slip off as the penis is carefully withdrawn.

For additional information on general labeling requirements, manufacturers are encouraged to consult with FDA's manual "Labeling: Regulatory Requirements for Medical Devices," (HHS Publication FDA 89-4203). This is available at the FDA website at http://www.fda.gov/cdrh/dsma/470.pdf. FDA has also included examples of labeling that incorporate the requirements of the Act and regulations and the recommendations made in this draft special controls guidance document in Section VII, below.

IV. Scope

The scope of this special controls guidance document is limited to labeling for male condoms made from natural rubber latex. Such condoms are described in the two following classification regulations:

- Condom, 21 CFR 884.5300, Panel 85, product code HIS,
- Condom with Spermicidal Lubricant, 21 CFR 884.5310, Panel 85, product code LTZ.

This guidance is not intended to be a special control for male condoms made of natural membrane (skin) or synthetic materials. Because natural membrane and synthetic condoms differ in some respects from latex condoms, the present guidance document does not address all the labeling issues for these products. Until FDA provides further specific guidance for these products, manufacturers of synthetic condoms may consult Part C of FDA's guidance document, "Testing Guidance for Male Condoms made from New Material (June 29, 1995)," http://www.fda.gov/cdrh/ode/oderp455.html, and manufacturers of natural membrane condoms may consult the guidance document "Guidance for Industry -- Uniform Contraceptive Labeling (July 23, 1998)," http://www.fda.gov/cdrh/ode/contrlab.html [1]

[1] These existing guidance documents for non-latex condoms do not currently address issues arising from the presence of nonoxynol-9 (N-9) in the spermicidal lubricant of some condoms made of these materials. FDA believes that the recommendations contained in this guidance regarding labeling to address N-9 in the spermicidal lubricant of latex condoms are also generally applicable to non-latex condoms containing N-9 in

V. Issues Requiring Special Controls

FDA has identified the following issues requiring special controls associated with the use of latex condoms that can be mitigated by the labeling recommended in the draft special controls guidance. The recommended mitigation measures (labeling) are intended to provide information to users about the extent of protection provided by condoms to prevent pregnancy and prevent the spread of various types of STDs, as well as information about possible risks associated with certain uses of condoms with spermicidal lubricants containing nonoxynol-9 (N-9). The labeling provides important decision-making information for condom users to assist them in determining whether latex condoms are appropriate for their needs.

Table 1 includes risks associated with sexual intercourse, i.e., unintended pregnancy and STD transmission, that all latex condoms are intended to help prevent. This draft special controls guidance document addresses how manufacturers can label their condoms to help assure that they will be safe and effective for these intended uses, which are of significant personal and public health concern. Labeling for latex condoms with and without spermicidal lubricant should follow the mitigation measures suggested in Table 1. Table 2 identifies special issues associated with the spermicide, N-9. Labeling for latex condoms with N-9 in the lubricant should follow the recommended mitigation measures identified in Table 2, as well as Table 1. All the labeling recommendations are discussed in more detail in section VI.

A. Issues Requiring Special Controls and Recommended Mitigation Measures for Latex Condoms

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the spermicidal lubricant, and encourages manufacturers of non-latex condoms containing N-9 to follow that aspect of this labeling guidance (see footnotes 2 and 3).

Table 1. Identified Issues and Recommended Mitigation Measures

Identified issues[A]	Recommended mitigation measures
1. Risk of unintended pregnancy	1. Labeling should indicate that condoms can reduce, but do not eliminate, the risk of pregnancy. Labeling should also include a table comparing pregnancy rates resulting from condom use to those resulting from other barrier contraceptive methods.
2. Risk of Transmission of Sexually Transmitted Diseases (STDs)	
2a. Human Immunodeficiency Virus (HIV/AIDS)	2a. Labeling should indicate that latex condoms can greatly reduce, but do not eliminate, the risk of HIV transmission.
2b. STDs can be transmitted in various ways, including transmission to or from the penis and transmission by other types of sexual contact.	2b. Labeling should indicate that latex condoms can help reduce the risk of STD transmission to or from the penis, but that some STDs can also be transmitted by other types of sexual contact.
2c. STDs, such as chlamydia and gonorrhea, that are transmitted to or from the penis by contact with the vagina and genital fluids.	2c. Labeling should indicate that latex condoms can reduce the risk of STDs transmitted to or from the penis by contact with the vagina or genital fluids, such as chlamydia and gonorrhea.
2d. STDs, such as genital herpes and human papillomavirus (HPV) infection, that can be transmitted by contact with skin outside the area covered by a condom, as well as by contact with the penis.	2d. Labeling should indicate that latex condoms provide less protection for those STDs that can also be transmitted by contact with skin outside the area covered by a condom, such as genital herpes and HPV. Labeling should clarify that consistent use of condoms may provide some benefit for these STDs, such as reduced risk of herpes infection or reduced risk of developing HPV-related diseases.

3. Incorrect or inconsistent use diminishing the effectiveness of condoms against the risks of unintended pregnancy and STD transmission.	3. Labeling should include adequate precautions.

[A] Additional risks of (1) product deterioration due to aging and (2) allergic reactions to latex have been specifically addressed in labeling regulations that are discussed in Section III of this guidance.

B. Issues Requiring Special Controls and Recommended Mitigation Measures Related to the Use of Nonoxynol-9 (N-9) in the Spermicidal Lubricant of Latex Condoms

Table 2. Identified Issues and Recommended Mitigation Measures Related to N-9[2]

Identified Issues	Recommended Mitigation Measures
1. Actual benefits of N-9 may be less than the benefits perceived by some users.	
1a. Limited contraceptive benefits of N-9 contained in spermicidal lubricant.	1a. Labeling should include a statement that lubricant on the condom contains the spermicide nonoxynol-9 (N-9), which kills sperm, but that the extent of pregnancy protection contributed by the N-9 has not been determined.
1b. N-9 in the lubricant of the condom does not protect against HIV/AIDS or other STDs.	1b. Labeling should include a statement that N-9 in the lubricant of the condom does not protect against HIV/AIDS or other STDs.
2. Risks associated with N-9 may outweigh benefits for some users.	
2a. N-9 can irritate the vagina. This may increase the risk of getting HIV/AIDS from an infected partner.	2a. Labeling should inform users that use of N-9 can irritate the vagina and that this may increase the risk of getting HIV/AIDS from an infected partner.
2b. Latex condoms without N-9 should be used by those at risk of acquiring or transmitting (catching or spreading) HIV/AIDS.	2b. Labeling should inform users that if they or their partner have HIV/AIDS, or if their infection status is unknown, they should choose a latex condom without N-9.
2c. N-9 can irritate the rectum. This may increase the risk of HIV transmission when used for anal sex.	2c. Labeling should inform users that condoms with N-9 should not be used for anal sex because N-9 can irritate the rectum and may increase the risk of getting HIV/AIDS from an infected partner.

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[2] FDA believes that the issues raised by the use of the spermicide N-9 in the lubricant of male condoms made of natural membrane or synthetic materials are very similar to the issues associated with N-9 used on latex condoms. Therefore, FDA recommends that manufacturers of synthetic condoms using N-9 implement all the identified mitigation measures related to N-9, and that manufacturers of natural membrane condoms with N-9 implement all the identified mitigation measures with the exception of item 2c of Table 2. Item 2c is not recommended for membrane condoms and could cause confusion because these condoms are only labeled for contraceptive use and include a specific statement that they do not provide protection against STDs (see "Guidance for Industry -- Uniform Contraceptive Labeling (July 23, 1998)," http://www.fda.gov/cdrh/ode/contrlab.html).

VI. Labeling Recommendations

This section provides guidance on the labeling of latex condoms grouped according to the issues identified in Tables 1 and 2 of Section V of this document. Generally, there are three different levels of packaging for condoms:

- the retail package, including the principal display panel
- the primary condom package (individual foil)
- the package insert.

The recommendations in this section indicate the level(s) of packaging where the labeling should appear and provide examples of labeling statements that adequately address the issues identified in Tables 1 and 2.

A. Labeling Recommendations for Latex Condoms

1. Pregnancy

Both the principal display panel of the retail package and the primary condom package (individual foil) should identify contraception as one of the principal intended actions of the latex condom. The following is an example of an acceptable statement:

> *"When used correctly every time you have sex, latex condoms greatly reduce, but do not eliminate, the risk of pregnancy."*

The package insert for latex condoms should include a similar statement under a heading identifying this as "Important information."

The package insert should also contain a contraceptive effectiveness table comparing pregnancy rates associated with condom use with pregnancy rates for other barrier contraceptive methods. This information is intended to enable contraceptive users to compare alternatives and make appropriate choices. The following table [based on a table previously published in "Guidance for Industry -- Uniform Contraceptive Labeling (July 23, 1998)," http://www.fda.gov/cdrh/ode/contrlab.html] is recommended for the package insert of latex condoms:

Pregnancy Rates for Barrier Birth Control Methods

(For One Year of Use)

The following table provides estimates of the percent of women likely to become pregnant while using a particular contraceptive method for one year. These estimates are based on a variety of studies.

***"Typical Use"** rates mean that the method either was not always used correctly or was not used with every act of sexual intercourse or was used correctly but failed anyway.*

Method	Typical Use Rate of Pregnancy
No Method:	85%
Barrier Methods:	
Male Latex Condom Without Spermicide[1]	12%
Diaphragm[2]	17%
Cervical Cap (no previous births)[2]	17%
Cervical Cap (previous births)[2]	30%
Female Condom	21%

[1] Typical pregnancy rates for a condom with spermicidal lubricant have not been determined.
[2] Used with spermicide.

2. Sexually Transmitted Diseases (STDs)

2a. Human Immunodeficiency Virus/Acquired Immune Deficiency Syndrome (HIV/AIDS)

The principal display panel, the package insert, and the primary condom package (individual foil) should identify protection from HIV/AIDS as one of the principal intended actions of the latex condom. The following is an example of an acceptable statement:

> *"When used correctly every time you have sex, latex condoms greatly reduce, but do not eliminate, the risk of catching or spreading HIV, the virus that causes AIDS."*

Since the available evidence indicates that latex condoms can effectively reduce

transmission of HIV/AIDS as well as prevent pregnancy, these two principal intended uses may be combined into one statement such as:

> *"When used correctly every time you have sex, latex condoms greatly reduce, but do not eliminate, the risk of pregnancy and the risk of catching or spreading HIV, the virus that causes AIDS."*

If a combined statement is used, this statement should appear on the principal display panel, on the primary condom package (individual foil), and in the package insert under a heading identifying this as "Important information."

<u>2b. STDs can be transmitted in various ways, including transmission to or from the penis and transmission by other types of sexual contact</u>

The retail package of condoms should indicate that there are many types of STDs and that latex condoms can help prevent the transmission of STDs that are spread to or from the penis. The labeling should also explain that some STDs may also be spread by other types of sexual contact. The following is an example of an acceptable statement:

> *"Important information: There are many types of sexually transmitted diseases (STDs) and different ways of catching or spreading infection. A latex condom can reduce the risk of STD transmission to or from the penis. However, some STDs can also be spread by other types of sexual contact. For additional information on STD protection, please read the enclosed insert."*

This statement should be prominently displayed on the retail package, but may appear on a panel other than the principal display panel.

<u>2c. STDs transmitted to or from the penis by contact with the vagina and genital fluids</u>

The package insert should include a statement explaining that latex condoms can help prevent the transmission of STDs that are spread to or from the penis by contact with the vagina and genital fluids. This statement should include specific examples of diseases that are spread in this manner, such as chlamydia and gonorrhea. The statement should appear in the package insert under a heading identifying this as "Important information:" This statement should also refer the user to additional sources of information on STDs such as a health care provider or other information provided by government public health agencies. The following is an example of an acceptable statement:

> *"Important information: Latex condoms can reduce the risk of sexually transmitted diseases (STDs), such as chlamydia and gonorrhea, that are spread to*

or from the penis by direct contact with the vagina and genital fluids. For more information on STDs, consult your health care provider or information provided by government public health agencies."

2d. STDs transmissible by contact outside the area covered by a condom

The package insert should indicate that condoms provide less protection for certain STDs, including genital herpes and human papallomavirus (HPV) infection, that can also be spread by contact with infected skin outside the area covered by the condom. Condoms cannot protect against these STDs when they are spread in this way. Using latex condoms every time you have sex may still give some benefits against these STDs. For example, using a condom may lower the risk of catching or spreading genital herpes. Using a condom also may lower the risk of developing HPV-related diseases, such as genital warts and cervical cancer. The statement should appear in the package insert under a heading identifying this as "Important information." The statement should also refer the user to additional sources of information on STDs such as a health care provider and/or other information provided by government public health agencies.

The following is an example of an acceptable statement:

> *"Important information: Condoms provide less protection for certain STDs, including genital herpes and human papallomavirus (HPV) infection, that can also be spread by contact with infected skin outside the area covered by the condom. Condoms cannot protect against these STDs when they are spread in this way. Using latex condoms every time you have sex may still give you some benefits against these STDs. For example, using a condom may lower your risk of catching or spreading genital herpes. Using a condom also may lower your risk of developing HPV-related diseases, such as genital warts and cervical cancer. For more information, consult your health care provider or information provided by government public health agencies."*

The statements recommended for the package insert in 2a, 2c, and 2d above could be combined into one package insert statement that would address all the applicable identified risks of pregnancy and STDs, such as:

"Important information:

When used correctly every time you have sex, latex condoms greatly reduce,

but do not eliminate, the risk of pregnancy and the risk of catching or spreading HIV, the virus that causes AIDS. Latex condoms can also reduce the risk of other sexually transmitted diseases (STDs), such as chlamydia and gonorrhea, that are spread to or from the penis by direct contact with the vagina and genital fluids.

Condoms provide less protection for certain STDs, including genital herpes and human papallomavirus (HPV) infection, that can also be spread by contact with infected skin outside the area covered by the condom. Condoms cannot protect against these STDs when they are spread in this way. Using latex condoms every time you have sex may still give you some benefits against these STDs. For example, using a condom may lower your risk of catching or spreading genital herpes. Using a condom also may lower your risk of developing HPV-related diseases, such as genital warts and cervical cancer.

For more information on STDs, consult your health care provider or information provided by government public health agencies."

3. Incorrect or Inconsistent Use

The package insert should include appropriate precautions. The following set of statements is an example of acceptable precautions regarding condom use:

- *Use a new condom every time you have sexual intercourse or other acts between partners that involve contact with the penis.*
- *Do not reuse condoms.*
- *Store condoms in a cool, dry place.*
- *If the rubber material is sticky or brittle or obviously damaged, do not use the condom.*
- *If a lubricant is wanted, use water-based lubricants such as [name of product]. DO NOT USE OIL-BASED LUBRICANTS, such as those made with petroleum jelly (e.g., Vaseline®), mineral oil, vegetable oil, or cold cream, as these may damage the condom.*

Manufacturers may have additional precautions or other information that they believe is necessary for proper use of their products. Such additional information is acceptable as long as it does not conflict with or detract from the statements recommended in this guidance (or equivalent statements) or any other applicable requirements (see Section III).

B. Labeling Recommendations Related to the Use of N-9 in Condoms with Spermicidal Lubricant

As already noted, latex condoms are classified under one of two classification regulations, depending upon whether or not they contain a spermicidal lubricant. The following discussion and special control labeling recommendations apply only to latex condoms classified under 21 CFR 884.5310 and containing a lubricant with N-9.[3]

Since 1982, condoms with N-9 have been required to bear a contraceptive effectiveness statement to be classified under 21 CFR 884.5310. This contraceptive effectiveness statement was part of the reclassification order for a condom with spermicidal lubricant (see 47 FR 49201, Oct. 29, 1982). Subsequently, new information has been developed regarding the potential for N-9 to contribute to adverse health consequences in some circumstances (see References in Section VIII, below). This new information demonstrates that there are risks associated with N-9 that may outweigh its benefit as a spermicide for some users.

Through this special control, FDA is providing important decision-making information and cautions, based upon this new information, that will permit users to determine whether a latex condom containing N-9 is appropriate for their needs. This special control, which addresses the new information developed since the 1982 reclassification of condoms with spermicidal lubricant into class II, together with the general controls, should reasonably assure the safety and effectiveness of such condoms. FDA's current thinking on appropriate cautionary statements for latex condoms containing N-9 follows. When this guidance becomes final and effective as a special control, it will supersede the contraceptive effectiveness statement described in the reclassification order and in the October 29, 1982, Federal Register notice.[4]

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[3] Although this guidance document is not designated as a special control for condoms made of materials other than latex, FDA recommends (for the reasons described above in footnote 2) that manufacturers of synthetic condoms using N-9 follow all the labeling suggestions related to N-9, and that manufacturers of natural membrane condoms with N-9 follow all the N-9 labeling suggestions with the exception of the recommended anal use warning. The anal use warning is not recommended for membrane condoms and could be confusing because these condoms are labeled only for contraceptive use and include a specific statement that they do not provide protection against STDs (see "Guidance for Industry -- Uniform Contraceptive Labeling (July 23, 1998)," http://www.fda.gov/cdrh/ode/contrlab.html).

[4] When final, this draft special controls guidance document will also supersede FDA recommendations in the FDA letter to "All U.S. Condom Manufacturers, Importers, and Repackagers" (April 7, 1987) and the FDA letter to "Manufacturers, Importers, and Repackagers of Condoms for Contraception or Sexually-Transmitted Disease Prevention" (February 13, 1989).

1a. Limited benefits of N-9

The retail package of latex condoms with N-9 should include a statement indicating that the lubricant on the condom contains N-9, which kills sperm, but that the extent of pregnancy protection contributed by the N-9 has not been measured. This statement should be prominently displayed on the retail package, but may appear on a panel other than the principal display panel. The following is an example of an acceptable statement:

> *"The lubricant on this condom contains the spermicide nonoxynol-9 (N-9), which kills sperm; however, the amount of additional pregnancy protection provided by the N-9 has not been measured."*

Note: The abbreviation "N-9" may be used to save space on labeling but the first reference to "nonoxnyol-9" on each package panel should be spelled out.

A similar statement should also appear on the primary condom package (individual foil) as well as in the package insert.

1b. N-9 does not protect against HIV/AIDS or other Sexually Transmitted Diseases

The retail package of latex condoms with N-9 should include a statement that the N-9 in the product does not provide protection from HIV/AIDS or other sexually transmitted diseases. This statement should be prominently displayed on the retail package, but may appear on a panel other than the principal display panel. The following is an example of an acceptable statement:

> *"The nonoxynol-9 (N-9) lubricant on this condom does not protect against HIV/AIDS or other sexually transmitted diseases."*

A similar statement should also appear on the primary condom package (individual foil) as well as in the package insert.

2a. Risks of N-9 irritation and transmission of HIV/AIDS

A risk statement addressing vaginal irritation and HIV/AIDS transmission should appear on the retail package. This risk statement should be prefaced by the words "Nonoxynol-9 Warning" and should inform users of the risk of vaginal irritation and possible increased risk of transmission of HIV/AIDS from an infected partner. The following is an example of an acceptable statement:

*"**Nonoxynol-9 Warning:** The spermicide nonoxynol-9 (N-9) can irritate the vagina. This may increase the risk of getting HIV/AIDS from an infected partner.*

A similar statement should appear in the package insert.

2b. Users at risk of catching or spreading HIV/AIDS should choose latex condoms without N-9

The retail package of latex condoms containing N-9 should include a statement informing users that if they or their partner have HIV/AIDS, or if their infection status is unknown, they should choose a latex condom without N-9. This statement should be prefaced by the words "Nonoxynol-9 Warning." The following is an example of an acceptable statement:

__Nonoxynol-9 Warning:__ If you or your partner has HIV/AIDS, or if you do not know if you or your partner is infected, you should choose a latex condom without nonoxynol-9 (N-9).

A similar statement should appear in the package insert.

2c. Risks of anal use of condoms with N-9

The retail package of latex condoms containing N-9 should include a statement informing users that N-9 can irritate the rectum and they should not use condoms with N-9 for anal sex. This statement should be prefaced by the words "Nonoxynol-9 Warning," and should be prominently displayed on the retail package, but may appear on a panel other than the principal display panel. The following is an example of an acceptable statement:

*"**Nonoxynol-9 Warning:** You should not use condoms with nonoxynol-9 (N-9) for anal sex. N-9 can irritate the rectum and may increase the risk of getting HIV/AIDS from an infected partner.*

A similar statement should appear in the package insert.

Where package space permits, the agency encourages a combined N-9 statement such as:

"The lubricant on this condom contains the spermicide nonoxynol-9 (N-9), which kills sperm; however, the amount of additional pregnancy protection provided by the N-9 has not been measured.

The N-9 lubricant on this condom does not protect against HIV/AIDS or other sexually transmitted diseases.

N-9 Warning:

- *N-9 can irritate the vagina. This may increase the risk of getting HIV/AIDS from an infected partner.*

- *If you or your partner has HIV/AIDS, or if you do not know if you or your partner is infected, you should choose a latex condom without N-9.*

- *You should not use condoms with N-9 for anal sex. N-9 can irritate the rectum and may increase the risk of getting HIV/AIDS from an infected partner.*

The agency recognizes that there may not be sufficient space on the primary condom package (individual foil) to include the recommended warning statements for N-9 outlined in 2a, 2b, and 2c and therefore recommends that the primary condom package include a statement referring the user to the package or package insert for more information on N-9 such as:

"For more important information on N-9, please read the box or package insert."

Where possible, this statement should appear directly after the labeling on the individual condom package that addresses the 1a and 1b issues.

VII. Examples of Condom Labeling that Follow the Recommendations in the Draft Guidance

The examples in this section are for a condom with nonoxynol-9 in order to show all of the labeling potentially applicable to a latex condom.

Label statements appearing in *italics* are those recommended in Section VI of the current guidance. Other label statements, discussed in Section III of this guidance, appear in regular font. This difference in font styles is used only to identify the labeling recommended by this guidance as a special control. FDA is not recommending italic font for the actual label statements provided by manufacturers.

Front panels of condom retail package:


When used correctly every time you have sex, latex condoms greatly reduce, but do not eliminate, the risk of pregnancy and the risk of catching or spreading HIV, the virus that causes AIDS.
Caution: This Product Contains Natural Rubber Latex Which May Cause Allergic Reactions.
- *The lubricant on this condom contains the spermicide nonoxynol-9 (N-9), which kills sperm; however, the amount of additional pregnancy protection provided by the N-9 has not been measured.*
- *The N-9 lubricant on this condom does not protect against HIV/AIDS or other sexually transmitted diseases (see back panel for more information).*
XYZ Brand Latex Condoms
With spermicidal lubricant
(quantity) Latex Condoms

Rear panel of condom retail package

Important information: There are many types of sexually transmitted diseases (STDs) and different ways of catching or spreading infection. A latex condom can reduce the risk of STD transmission to or from the penis. However, some STDs can also be spread by other types of sexual contact. For additional information on STD protection, please read the enclosed insert.

Nonoxynol-9 Warning:

- *The spermicide nonoxynol-9 (N-9) can irritate the vagina. This may increase the risk of getting HIV/AIDS from an infected partner.*
- *If you or your partner has HIV/AIDS, or if you do not know if you or your partner is infected, you should choose a latex condom without N-9.*
- *You should not use condoms with N-9 for anal sex. N-9 can irritate the rectum and may increase the risk of getting HIV/AIDS from an infected partner.*

Distributed by ABC Corporation *EXP. Date: Jan 20XX*
Rockville, Maryland

Primary condom package (individual foil):

Front of packet

One XYZ Brand
Latex Condom with spermicidal lubricant

When used correctly every time you have sex, latex condoms greatly reduce, but do not eliminate, the risk of pregnancy and the risk of catching or spreading HIV, the virus that causes AIDS.

Caution: This Product Contains Natural Rubber Latex Which May Cause Allergic Reactions.

Back of packet

The lubricant on this condom contains the spermicide nonoxynol-9 (N-9), which kills sperm; however, the amount of additional pregnancy protection provided by the N-9 has not been measured. The N-9 lubricant on this condom does not protect against HIV/AIDS or other sexually transmitted diseases.

For more important information on N-9, please read the box or package insert.

Distributed by ABC Corporation
Rockville, Maryland

EXP Date: Jan 20XX

Package Insert:

Directions for use:

- *Put the condom on after the penis is fully erect and before intimate contact. Lesions, pre-ejaculate secretions, semen, vaginal secretions, saliva, urine, and feces can all transmit disease organisms.*
- *Place the condom on the head of the penis and unroll or pull it all the way to the base.*
- *If the condom doesn't unroll, the wrong side was placed against the penis. Do not flip the condom over. Throw it away and start over with a new condom.*
- *Leave an empty space at the end of the condom to collect semen. Remove any air remaining in the tip of the condom by gently pressing the air out toward the base of the penis.*
- *After ejaculation and while the penis is still erect, hold onto the rim of the condom so that the condom does not slip off as the penis is carefully withdrawn.*

Package insert (cont.)

Precautions:

- *Use a new condom every time you have sexual intercourse or other acts between partners that involve contact with the penis.*
- *Do not reuse condoms.*
- *Store condoms in a cool, dry place.*
- *If the rubber material is sticky or brittle or obviously damaged, do not use the condom.*
- *If a lubricant is wanted, use water-based lubricants such as [name of product]. DO NOT USE OIL-BASED LUBRICANTS, such as those made with petroleum jelly (e.g., Vaseline®), mineral oil, vegetable oil, or cold cream, as these may damage the condom.*

Important information:

When used correctly every time you have sex, latex condoms greatly reduce, but do not eliminate, the risk of pregnancy and the risk of catching or spreading HIV, the virus that causes AIDS. Latex condoms can also reduce the risk of other sexually transmitted diseases (STDs), such as chlamydia and gonorrhea, that are spread to or from the penis by direct contact with the vagina and genital fluids.

Condoms provide less protection for certain STDs, including genital herpes and human papallomavirus (HPV) infection, that can also be spread by contact with infected skin outside the area covered by the condom. Condoms cannot protect against these STDs when they are spread in this way. Using latex condoms every time you have sex may still give you some benefits against these STDs. For example, using a condom may lower your risk of catching or spreading genital herpes. Using a condom also may lower your risk of developing HPV-related diseases, such as genital warts and cervical cancer.

For more information on STDs, consult your health care provider or information provided by government public health agencies.

Nonoxynol-9

The lubricant on this condom contains the spermicide nonoxynol-9 (N-9), which kills sperm; however, the amount of additional pregnancy protection provided by the N-9 has not been measured.

The N-9 lubricant on this condom does not protect against HIV/AIDS or other sexually transmitted diseases.

N-9 Warning:

- *N-9 can irritate the vagina. This may increase the risk of getting HIV/AIDS from an infected partner.*
- *If you or your partner has HIV/AIDS, or if you do not know if you or your partner is infected, you should choose a latex condom without N-9.*
- *You should not use condoms with N-9 for anal sex. N-9 can irritate the rectum and may increase the risk of getting HIV/AIDS from an infected partner.*

Package insert (cont)

Pregnancy Rates for Barrier Birth Control Methods

(For One Year of Use)

The following table provides estimates of the percent of women likely to become pregnant while using a particular contraceptive method for one year. These estimates are based on a variety of studies.

***"Typical Use"** rates mean that the method either was not always used correctly or was not used with every act of sexual intercourse or was used correctly but failed anyway.*

Method	***Typical Use Rate of Pregnancy***
No Method:	*85%*
Barrier Methods:	
Male Latex Condom Without Spermicide[1]	*12%*
Diaphragm[2]	*17%*
Cervical Cap (no previous births)[2]	*17%*
Cervical Cap (previous births)[2]	*30%*
Female Condom	*21%*

[1] *Typical pregnancy rates for a condom with spermicidal lubricant have not been determined.*
[2] *Used with spermicide.*

VIII. References

Condom protection against STDs

1. NIH/CDC/FDA workshop on condom effectiveness (held June 2000, summary available June 2001) http://www.niaid.nih.gov/dmid/stds/condomreport.pdf

2. CDC STD Treatment Guidelines 2002, http://www.cdc.gov/std/treatment/default.htm

3. FDA review of currently available literature related to condom effectiveness. A bibliography is provided in the notice of proposed rulemaking for condoms and condoms with spermicidal lubricant that will publish in the same Federal Register that announces the availability of this draft guidance document.

Nonoxynol-9

4. FDA monograph on nonoxynol-9

5. WHO/CONRAD Technical Consultation on Nonoxynol-9 (June 25, 2002) http://www.who.int/reproductive-health/publications/rhr_03_8/Nonoxynol_9.pdf

6. OTC Vaginal Contraceptive Drug Products containing Nonoxynol-9; Required Labeling, Proposed Rule. Federal Register, Vol 68, No. 11, January 16, 2003, pp 2254-2262. http://www.fda.gov/cder/otcmonographs/Vaginal_Contraceptive/vaginal_contraceptive_N9_PR_20030116.htm

7. Phillips D. Nonoxynol-9 enhances rectal infection by herpes simplex virus in mice. Contraception 1998: 57: 341-348.

8. Tabet SR, Surawicz C, Horton S et al. Safety and toxicity of Nonoxynol-9 gel as a rectal microbicide. Sexually Transmitted Diseases 1999: 26: 10: 564-571.

9. Phillips D. Nonoxynol-9 causes rapid exfoliation of sheets of rectal epithelium. Contraception 2000: 62: 3: 149-154.

Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
Tel: 215.963.5000
Fax: 215.963.5001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

Alan Singer
Partner
215.963.5224
asinger@morganlewis.com

RECEIVED
2006 FEB 14 PM 6:33
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 13, 2006

VIA FACSIMILE AND FEDERAL EXPRESS
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Church & Dwight Co., Inc. – Withdrawal of No-Action Request Relating to Stockholder Proposal of Real Assets Investment Management Inc.

Ladies and Gentlemen:

Reference is made to the letter, dated January 9, 2006, from the undersigned to you regarding the request of Church & Dwight Co., Inc. (the "Company") that the staff of the Division of Corporation Finance not recommend any enforcement action if the Company omitted from the proxy statement for its 2006 annual meeting of stockholders a stockholder proposal (the "Proposal") by Real Assets Investment Management Inc. (the "Proponent").

By a letter dated February 7, 2006, a copy of which accompanies this letter, the Proponent withdrew the Proposal. Accordingly, the Company hereby withdraws its no-action request with respect to the Proposal.

Thank you for your consideration and courtesy.

Sincerely,

Alan Singer

cc: Susan E. Goldy, Vice President, General Counsel and Secretary, Church & Dwight Co., Inc.
Dermot Foley, Vice President – Strategic Analysis, Real Assets Investment Management Inc.

1-PH/2366655.1

VIA FAX

realassets

February 7, 2006

Susan E. Goldy
Vice President, General Counsel and Secretary
Church & Dwight Co. Inc.
469 North Harrison Street
Princeton, NJ 08543-5297
USA

Dear Ms. Goldy,

Thank you for the opportunity to discuss our shareholder proposal regarding the feasibility of eliminating the use of Nonoxynol-9 in the company's personal care products. We are satisfied that Church & Dwight is exercising diligence and acting responsibly in addressing the emerging science regarding this product enhancing substance. As a market leader in sexual health products, Church & Dwight's efforts to provide appropriate educational messages and materials aimed at higher risk populations is re-assuring and demonstrates your commitment to product stewardship in this area. As mentioned in our discussion, we look forward to receiving more information on these company activities.

In recognition of Church & Dwight's commitment to ongoing leadership in this area we hereby withdraw our shareholder proposal, dated November 25, 2005.

Sincerely,

Dermot Foley
VP, Strategic Analysis

INVESTMENTS WITH IMPACT

REAL ASSETS INVESTMENT MANAGEMENT

END